Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on February 14, 2014. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ulthera, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3845	20-4096233
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1840 South Stapley Drive, Suite 200

Mesa, Arizona 85204

(480) 619-4069

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Matthew E. Likens

President and Chief Executive Officer

Ulthera, Inc.

1840 South Stapley Drive, Suite 200

Mesa, Arizona 85204

(480) 619-4069

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Kathleen M. Wells, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Facsimile: (650) 752-2111

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.001 par value per share	$86,250,000	$11,109

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2014

Prospectus

             Shares

Common Stock

Ulthera, Inc. is offering                  shares of common stock. This is our initial public offering and no public market currently exists for our shares. We have applied to list our common stock on The NASDAQ Global Market under the symbol “ULTH.” We expect that the initial public offering price will be between $         and $         per share.

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the heading “Risk Factors” starting on page 10 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Ulthera, Inc.	$	$

We have granted the underwriters the right to purchase up to                  additional shares of common stock. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                 , 2014.

J.P. Morgan	Citigroup

William Blair	Canaccord Genuity

The date of this prospectus is                     , 2014

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until                 , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Ulthera® and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the® and™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and tradenames.

We refer in this prospectus to non-invasive aesthetic treatments using our U.S. Food and Drug Administration-cleared device, the Ulthera System, as Ultherapy or Ultherapy treatment. The Ulthera System has regulatory clearance for use as a non-invasive aesthetic treatment to lift the eyebrow and the tissue on the neck and beneath the chin (submentum).

ii

Prospectus Summary

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before buying our common stock. Therefore, you should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 10 and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” or “Ulthera” refer to Ulthera, Inc. and its subsidiaries.

Overview

We are a global medical device company focused on developing and commercializing clinically proven, safe and effective technologies for aesthetic and medical applications. Our mission is to Lift Lives by improving the appearance and quality of life of patients using clinically established, safe and effective technologies. Our first commercial product, the Ulthera System, is a therapeutic ultrasound technology platform with integrated, real-time ultrasound imaging. The Ulthera System is the only energy-based treatment cleared by the U.S. Food and Drug Administration, or FDA, for the non-invasive lifting of the eyebrow and skin on the neck and under the chin. Ultherapy for the face and neck is a 60-90 minute procedure with no post-procedure patient downtime and is clinically proven to provide safe and measureable results following a single treatment session.

The Ultherapy procedure utilizes our proprietary platform to deliver micro-focused ultrasound energy, creating thousands of thermal coagulation points, or TCPs, at prescribed depths below the surface of the skin. Each TCP reaches the optimal temperature threshold of approximately 60-70° Celsius to stimulate tissue repair resulting in the formation of new collagen. This is accomplished non-invasively without damaging the skin surface or other surrounding tissues. The FDA-cleared imaging capabilities of the platform provide the ability to accurately visualize the targeted treatment areas based on each patient’s unique anatomy, thereby enhancing safety and efficacy. We have validated the Ulthera System in numerous clinical trials, demonstrating that a single Ultherapy treatment session safely and measurably lifts the skin. Because Ultherapy stimulates the body’s natural tissue repair processes, patients typically see initial results within 30 days after treatment with improved results occurring during the six months post-treatment. The Ulthera System is comprised of a control unit, a handpiece and multi-patient disposable transducers that image and deliver energy at multiple depths optimized for skin-lifting procedures. The flexible product design of the Ulthera System supports additional future applications and a business model that incorporates system sales and recurring revenue from disposables.

We received our CE mark in 2008 and first commercialized the platform technology outside the United States in the fourth quarter of 2008. In September of 2009, we received FDA clearance for an eyebrow lift indication and began commercialization in the United States soon thereafter. We received our second FDA clearance for lifting skin on the neck and under the chin in October of 2012. In December 2013, we received our third FDA clearance for visualization of the dermal and subdermal layers of tissue up to 8.0mm below the surface during Ultherapy to ensure proper coupling of the transducer to the skin and to confirm the appropriate depth of treatment. We recently submitted an application for the reduction in lines and wrinkles of the skin on the chest (décolletage). We are also currently performing clinical trials to support regulatory applications for clearance to commercialize additional aesthetic and medical indications for our platform technology. Outside the United States, we have regulatory clearance to market Ultherapy in over 50 countries across Europe, Asia, Latin America and Canada. For the nine months ended September 30, 2013, we generated net revenue of $57.2 million and operating income of $1.9 million. Recurring revenue from transducer sales comprised 54% of net revenue for this period. We have sold over 2,000 Ulthera Systems and estimate that over 200,000 Ultherapy procedures have been performed commercially. We sell the Ulthera System to plastic surgeons, facial plastic surgeons, dermatologists and other physician practices that perform aesthetic procedures, which we estimate to be approximately 30,000 physicians in the United States. We have a direct sales organization in the United States, which is targeting a group of approximately 8,500 identified physicians in the near term. Our U.S. sales team includes territory managers who are dedicated to selling Ulthera Systems and practice managers who support physician customers to increase procedure volume. Outside the United States, we market our products through a network of over 40 distributors with support from Ulthera zone directors, marketing specialists and clinical specialists.

In February 2014, we acquired Cabochon Aesthetics, Inc. (a development stage entity), or Cabochon, a developer and manufacturer of a precision microblade system for the minimally invasive treatment of cellulite in the office setting. We believe that this offering will be attractive to our existing and target customers, based on its clinically proven efficacy and safety profile, the common nature of cellulite and the lack of consistently effective treatment options. Leveraging our existing commercial organization, we plan to launch the product on a limited basis in the latter part of 2014.

The Market

The International Society of Aesthetic Plastic Surgery, or ISAPS, estimates that 14.7 million aesthetic procedures were performed in 2011 in the top 25 global markets. In the United States, which is the largest market, the American Society of Aesthetic Plastic Surgery, or ASAPS, estimates that Americans spent $11.0 billion on aesthetic procedures in 2012. Furthermore, ASAPS reports that there has been a 250% increase in the total number of procedures from 1997 to 2012, led by a 461% increase in non-surgical procedures. We expect growth to continue, driven by lifestyle and demographic trends and technological advancements that improve the patient experience. An important trend in aesthetic procedures has been the emergence of non-surgical products that offer patients and physicians a more attractive safety and efficacy profile with quicker recovery periods. Such products have significantly grown the aesthetics market by creating new product categories or increased consumer demand for existing segments through introduction of effective non-surgical alternatives. These innovations have significantly impacted the aesthetic medicine landscape such that over 56% of total aesthetic procedures performed worldwide in 2011 were non-surgical in nature.

While recent developments have led to the introduction of non-surgical alternatives, the ability to lift patients’ skin has historically been challenging on a non-surgical basis. Surgical procedures that lift facial skin, commonly referred to as facelifts, seek to address the structural weakening of the subdermal layers of skin that become loose and sag as people age due to the decline in key dermal proteins such as collagen and elastin. While facelifts effectively lift and tighten facial skin, they can produce inconsistent results, are painful and costly, require great skill to perform, carry surgery-associated risks and require significant post-procedure patient downtime during recovery.

Existing non-surgical procedures have attempted to provide solutions to address this market segment but have significant technological limitations that have restricted their safety and effectiveness. Specifically, laser and radiofrequency based technologies are not able to target skin structures at depths greater than 3.0mm for optimal effectiveness, have difficulty achieving the threshold energy needed for efficacy and present safety concerns due to the physician’s inability to visualize the treatment area. Therefore, we believe that other options for face lifting, both surgical and non-surgical, do not provide a comprehensive face lifting solution for patients, and that there is still significant demand for effective and safe non-surgical skin lifting.

Our Solution

The Ulthera System is the only energy-based device that is FDA-cleared for use as an aesthetic treatment that non-invasively lifts the eyebrow and skin on the neck and under the chin. The procedure is clinically proven to be safe and effective and provides patients with measurable results after a single treatment. The Ultherapy procedure utilizes ultrasound technology to image and visualize skin down to 8.0mm of depth while precisely delivering micro-focused ultrasound energy to stimulate the building of new collagen in multiple layers of skin.

We believe Ultherapy is an attractive procedure for both patients and physicians. For patients, Ultherapy represents a safe, less expensive alternative to a facelift. For physicians, Ultherapy represents an effective procedure with high patient satisfaction and the opportunity for compelling financial returns for their practices.

Benefits to Patients:

•	Clinically-proven results. We have conducted 36 clinical trials (31 closed and five ongoing) involving more than 1,200 patients. We submitted the results from three of these trials to the FDA to successfully support clearances for indications for lifting the eyebrow and skin on the neck and under the chin. Because Ultherapy stimulates the body’s natural tissue repair processes, patients typically see initial results within 30 days after treatment with improved results occurring during the six months post-treatment.

•	Excellent safety profile. With over 2,000 Ulthera Systems deployed globally and over 200,000 commercial treatments performed, Ultherapy has proven to be a safe treatment option for patients. The combination of ultrasound imaging, the Ulthera System’s real-time procedural guidance software, along with the ability to deliver focused thermal energy precisely below the surface of the skin have been critical factors contributing to this safety profile.

•	Enhanced patient satisfaction. Ultherapy allows patients to achieve measurable aesthetic results without the pain, expense, downtime and risks associated with surgical facelifts or minimally invasive alternatives for skin tightening and rejuvenation. A single Ultherapy treatment session following our recommended face and neck treatment guidelines requires approximately 60-90 minutes to achieve efficacy rather than the multiple treatments required by many other in-office procedures.

Benefits to Physicians:

•	Differentiated, high-value product offering. Ultherapy allows physicians to address consumer demand for an effective non-invasive skin lifting procedure for the first time, potentially expanding their practice. To the extent we are successful in receiving FDA clearances for additional indications over time, the value of this platform technology to their practices will be further enhanced.

•	Attractive return on investment. Based on our commercial data, we believe our technology provides an attractive return on investment to physicians who purchase the Ulthera System. Physicians can typically recoup their initial investment in the Ulthera System within six months of purchase assuming normal use. In addition, with the availability of attractive third-party financing options, physicians can be cash-flow positive with respect to their investment in the Ulthera System from the first month of ownership. Finally, subject to some exceptions, under state law in the United States and in many markets outside of the United States, our physician customers can generally allow nurse practitioners, technicians and other non-physicians to perform Ultherapy procedures under their supervision.

•	Training. We offer customer training following the purchase of every Ulthera System. We also hold advanced training classes for clinicians to educate them on the latest treatment techniques and allow them to share best practices with one another.

•	Marketing support. We invest in marketing support for our growing installed base of customers. In the United States, practice managers work with physician practices to develop business plans to attract patients and support system and transducer utilization. In addition, Ulthera is piloting direct-to-consumer marketing initiatives with the goal of increasing demand for Ultherapy procedures.

Our Strategy

Our mission is to Lift Lives by improving the appearance and quality of life of patients using clinically established, safe and effective technologies. We accomplish this by developing and commercializing technologies that enable physicians to address the unmet needs of their patients. To meet this goal, we intend to:

•	Grow the installed base of Ulthera Systems globally. In the United States, we have a direct sales force of territory managers dedicated to driving new system sales to targeted physician practices and large multicenter corporate accounts. Internationally, we currently utilize a network of over 40 distributors and have regulatory clearance to sell our products in over 50 countries across Europe, Asia, Latin America and Canada. We intend to seek regulatory clearances in other select developed and emerging markets internationally.

•	Drive increased utilization within our installed base. We are driving ongoing system utilization and transducer sales at existing customer sites through deployment of our field-based practice managers whose role is to work with physician customers to develop customized business plans that are designed to improve the patient experience and increase procedure volumes in their practices. Outside the United States, we drive utilization by working with distributors to implement strategies that have proven to be successful in the U.S. market.

•	Enhance Ulthera’s value proposition to our customers. We intend to continue to provide a variety of additional services and development opportunities such as advanced training courses, physician user meetings and distributor events in order to build and maintain long-term relationships with physician customers and distributors. We also intend to offer additional co-op advertising programs, assisting key practices with the costs of local promotional efforts, as well as utilize direct-to-consumer marketing and social media initiatives to increase awareness and build relationships with current and future Ultherapy physician customers and patients worldwide.

•	Focus on clinical activities and validation. We intend to continue to pursue clinical activities that demonstrate the benefits of our products for existing and new indications. In addition, we are focused on clinical activities that further establish and validate the basic biological effects of our core technology and enhance our product development efforts.

•	Expand our product portfolio through additional indications, technology improvements and selective product acquisitions. We intend to continue to drive the value of the Ulthera System through clinical development and commercialization of new indications and are currently exploring additional aesthetic and medical applications. We intend to continue to develop system enhancements, upgrades and improved functionality to drive the value of the Ulthera System. Finally, we will explore strategic alliances and acquisition opportunities that give us access to innovative technologies, complementary product lines or new markets.

Risks Associated with Our Business

Our business is subject to the risks and uncertainties discussed more fully in the section entitled “Risk Factors” immediately following this summary. In particular:

•	We have a limited operating history, have only recently generated positive operating income and may not sustain or increase profitability in the future.

•	We may not be able to accurately estimate or control our future operating expenses or forecast our future performance, which could lead to cash shortfalls and may cause our financial results to fluctuate unpredictably.

•	We are dependent upon the success of Ultherapy, which has a limited commercial history. If there is insufficient physician adoption and use of Ultherapy, misuse of Ulthera Systems or insufficient patient demand for Ultherapy, our business, financial condition and results of operations will be harmed.

•	Our ability to market the Ulthera System in the United States is limited to the non-invasive treatment for lifting of the eyebrow and skin on the neck and under the chin. The regulatory clearance and approval process is expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing the Ulthera System and any future products we develop.

•	Our inability to effectively compete with companies offering other aesthetic solutions, including those with a broader range of products, a larger sales force, greater resources and longer-term customer and distributor relationships, may prevent us from achieving significant market penetration or improving our operating results.

Corporate Information

We commenced operations as ULThera LLC, a limited liability company formed under the laws of the State of Arizona in April 2004. We subsequently merged ULThera LLC into ULThera, Inc., a Delaware corporation, in November 2005 and changed the name of the corporation to Ulthera, Inc., in December 2007. Our principal executive offices are located at 1840 South Stapley Drive, Suite 200, Mesa, Arizona 85204, and our telephone number is (480) 619-4069. Our website address is http://www.ultherapy.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•	We will present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations.

•	We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

•	We will provide less extensive disclosure about our executive compensation arrangements.

•	We will not require shareholder non-binding advisory votes on executive compensation or golden parachute arrangements.

However, we are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

The Offering

Issuer	Ulthera, Inc.

Common stock we are offering	shares

Common stock to be outstanding after the offering	shares

Option to purchase additional shares	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use substantially all of the net proceeds from this offering for working capital and general corporate purposes and may use a portion of the net proceeds to prepay outstanding indebtedness. See “Use of Proceeds” on page 41 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed symbol on The NASDAQ Global Market	“ULTH”

The number of shares of common stock to be outstanding after this offering is based on 42,170,120 shares of common stock outstanding as of September 30, 2013, and excludes the following:

•	4,286,650 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2013 having a weighted-average exercise price of $0.37 per share;

•	1,619,756 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2013 having a weighted average exercise price of $0.6791 per share;

•	385,319 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2008 Omnibus Stock and Incentive Plan, as amended, as of September 30, 2013, which will become available for issuance under our 2014 Equity Incentive Award Plan after consummation of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

Unless otherwise indicated, the information in this prospectus gives effect to:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 32,657,294 shares of common stock immediately prior to the consummation of this offering;

•	the conversion of all of our warrants exercisable for Series B preferred stock into warrants exercisable for 26,192 shares of common stock and reflects all of our warrants exercisable for Series C preferred stock on an as-converted basis as warrants exercisable for 1,593,564 shares of common stock;

•	the adoption of our amended and restated certificate of incorporation and amended and restated bylaws immediately prior to the consummation of this offering; and

•	except as otherwise indicated, assumes no exercise of the underwriters’ option to purchase additional shares of common stock.

We refer to our Series A, Series B and Series C convertible preferred stock as “convertible preferred stock” for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 11 to our audited financial statements included in this prospectus. In other parts of this prospectus, we refer to our Series A, Series B and Series C convertible preferred stock as “preferred stock.”

Summary Financial Data

The following tables set forth a summary of our historical financial data for, and as of the period ended on, the dates indicated. The statement of operations data for the years ended December 31, 2011 and 2012 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2012 and 2013 and balance sheet data as of September 30, 2013 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and results for the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the full year ended December 31, 2013.

	Years ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Net revenue	$41,072	$59,386	$41,881	$57,178
Cost of revenue	9,234	14,593	10,956	10,736
Royalty expense and cost of revenue to related party	2,741	2,484	1,556	2,264

Total cost of revenue	11,975	17,077	12,512	13,000

Gross profit	29,097	42,309	29,369	44,178

Sales and marketing	17,875	22,281	15,453	26,148
General and administrative	4,244	7,386	4,997	7,342
Clinical and regulatory	3,514	6,705	4,692	4,650
Research and development	2,947	4,379	3,298	3,078
Research and development to related party	1,962	649	401	1,056

Total operating expenses	30,542	41,400	28,841	42,274

Income (loss) from operations	(1,445)	909	528	1,904

Interest income	2	1	1	—
Interest expense	(41)	(62)	(12)	(128)
Other income (expense)	(798)	(1,287)	(1,040)	(2,100)

Total other expense	(873)	(1,348)	(1,051)	(2,228)

Loss before income taxes	(2,282)	(439)	(523)	(324)
Income tax provision	—	(185)	(207)	151

Net loss	$(2,282)	$(624)	$(730)	$(173)

Net loss per share:
Basic	$(0.45)	$(0.08)	$(0.10)	$(0.02)
Diluted	$(0.45)	$(0.08)	$(0.10)	$(0.02)
Weighted-average shares(1)
Basic	5,073,087	7,396,592	7,182,812	8,933,360
Diluted	5,073,087	7,396,592	7,182,812	8,933,360

(1)	Excludes shares of common stock issuable upon (i) the exercise of stock options, (ii) the conversion of all of our preferred stock, which will occur in connection with this offering, and (iii) the exercise of warrants to purchase preferred stock, as their effect would be anti-dilutive.

The table below presents our balance sheet data as of September 30, 2013:

•	on an actual basis:

•	on a pro forma basis to give effect to:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 32,657,294 shares of common stock immediately prior to the consummation of this offering;

•	the conversion of all of our warrants exercisable for Series B preferred stock into warrants exercisable for 26,192 shares of common stock and reflects all of our warrants exercisable for Series C preferred stock on an as-converted basis as warrants exercisable for 1,593,564 shares of common stock; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	on a pro forma as adjusted basis to give further effect to the issuance and sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2013
	Actual	Pro forma(1)	Pro forma as adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,817	$11,817
Total assets	28,447	28,447
Current portion of note payable	667	667
Long-term deferred revenue	769	769
Long-term note payable	1,178	1,178
Warrant liabilities	4,637	—
Convertible preferred stock	39,826	—
Total stockholders’ equity (deficit)	(33,830)	10,633

(1)	The pro forma and pro forma as adjusted columns in the table above do not give effect to the amendment and restatement of our credit facility with Silicon Valley Bank, pursuant to which we entered into a term loan for $20.0 million, or our acquisition of Cabochon Aesthetics, Inc., both of which were effective in February 2014, and are included in the Unaudited Pro Forma Condensed Combined Financial Information included in this prospectus.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus and any related free writing prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business

We have a limited operating history, have only recently generated positive operating income and may not sustain or increase profitability in the future. If we are unable to sustain or increase profitability, the market value of our common stock may decline.

We have a limited operating history and have only recently generated positive operating income. We first recorded positive operating income in the year ended December 31, 2012. Our net losses for the years ended December 31, 2011 and 2012 were $2.3 million and $0.6 million, respectively. As of September 30, 2013, we had an accumulated deficit of $35.6 million. We may not be able to sustain or increase profitability on a quarterly or an annual basis, and we anticipate that our acquisition of Cabochon Aesthetics, Inc., or Cabochon, and related subsequent operational investments will result in an increase in our operating expenses and that we may record operating losses for quarterly periods in 2014 and for the year ending December 31, 2014. See “Management’s Discussion and Analysis of Financial Condition—Overview.”

We will continue to incur significant expenses for the foreseeable future as we expand our sales and marketing, research and development and clinical and regulatory activities. Further, because the market for aesthetic products is rapidly evolving, we have limited insight into the trends or competitive products that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. Before investing, you should consider an investment in our common stock in light of the risks, uncertainties and difficulties frequently encountered by medical technology companies in rapidly evolving markets such as ours. We may not be able to successfully address any or all of these risks and the failure to adequately do so could cause our business, financial condition and results of operations to suffer.

We may not be able to accurately estimate or control our future operating expenses, which could lead to cash shortfalls.

Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

•	our commercialization strategy and whether the revenue from system and transducer sales will be sufficient to offset the expenses we incur in connection with our commercialization activities;

•	the costs of procuring component parts of our products, in particular if we are required to locate and qualify alternative suppliers;

•	our acquisition of Cabochon and related integration expenses and activities;

•	the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation;

•	the time, resources and expense required to develop and conduct clinical trials and seek additional regulatory clearances and approvals for additional treatment indications for the Ulthera System and for any additional products we develop;

•	any product liability or other lawsuits related to our products, and the costs associated with defending them or the results of such lawsuits, including any patent invalidations;

•	the costs to attract and retain personnel with the skills required for effective operations; and

•	the costs associated with being a public company.

Our budgeted expense levels are based in part on our expectations concerning future revenue from system and transducer sales. We may be unable to reduce our expenditures in a timely manner to compensate for any unexpected shortfalls in revenue. Accordingly, a significant shortfall in market acceptance or demand for our products could have an immediate and material adverse impact on our business, financial condition and results of operations.

It is difficult to forecast our future performance, which may cause our financial results to fluctuate unpredictably.

Our limited operating history and the rapid evolution of the markets for medical technologies and aesthetic products make it difficult for us to predict our future performance. A number of factors, many of which are outside of our control, may contribute to fluctuations in our financial results, such as:

•	physician demand for our products may vary from quarter to quarter, due to seasonality and other factors;

•	adverse changes in the economy that reduce patient demand for elective aesthetic procedures;

•	introduction of new aesthetic procedures or products that compete with Ultherapy;

•	delays in, or failure of, product and component deliveries by our third-party manufacturer or suppliers;

•	seasonal or other variations in patient demand for aesthetic procedures;

•	performance of our international distributors and the timing of their orders;

•	changes in the length of the sale process;

•	positive or negative media coverage of Ultherapy, the procedures or products of our competitors or our industry;

•	our ability to maintain our current or obtain further regulatory clearances or approvals;

•	the inability for physicians to obtain any necessary financing; and

•	changes in our business model in response to industry developments.

Economic uncertainty may reduce patient demand for Ultherapy. If there is not sufficient patient demand for the procedures for which our products are used, physician customer demand for our products would likely drop, and our business, financial condition and results of operations would be harmed.

The aesthetics industry in which we operate is vulnerable to economic trends. Ultherapy procedures are elective procedures, the cost of which must be borne solely by the patient, and are not covered by or reimbursable through government or private health insurance. In times of economic uncertainty or recession, individuals often reduce the amount of money that they spend on discretionary items, including aesthetic procedures. Economic downturns in the United States and international markets would likely have an adverse effect on demand for our products.

We are dependent upon the success of Ultherapy, which has a limited commercial history. If the market acceptance for Ultherapy fails to grow significantly, our business and future prospects will be harmed.

We commenced commercial sales of the Ulthera System for the non-surgical treatment of the face to achieve an eyebrow lift in the United States in 2009 and to lift skin on the neck and under the chin in the United States in

2012. We expect that the revenue we generate from system and transducer sales will account for substantially all of our net revenue for the next several years. Accordingly, our success depends on the acceptance among physicians and patients of Ultherapy as a preferred non-surgical lift of the eyebrow and skin on the neck and under the chin. Although we have received FDA clearance to market the Ulthera System for a non-invasive aesthetic lift indication for the eyebrow and skin on the neck and under the chin, and we are approved or are otherwise free, on a regulatory basis, to market the Ulthera System in over 50 international markets, the degree of market acceptance of Ultherapy by physicians and patients is evolving. We believe that market acceptance of Ultherapy will depend on many factors, including:

•	the perceived advantages or disadvantages of Ultherapy compared to other aesthetic products and treatments;

•	the safety and efficacy of Ultherapy relative to other aesthetic products and alternative treatments;

•	our success in sustaining current pricing levels for the sale of our system and transducer sales through our distribution model and consumer marketing initiatives;

•	the price of Ultherapy relative to other aesthetic products and alternative treatments;

•	the degree to which our physician customers market Ultherapy relative to other aesthetic treatments they offer;

•	the effectiveness of our marketing, advertising and commercialization initiatives; and

•	our ability to obtain regulatory clearance to market Ultherapy for additional treatment indications in the United States.

We cannot assure you that Ultherapy will achieve broad market acceptance among physicians and patients. Because we expect to derive substantially all of our revenue for the foreseeable future from sales of Ulthera Systems and transducers, any failure of these products to achieve meaningful market acceptance will harm our business and future prospects.

Our ability to market the Ulthera System in the United States is limited to the non-invasive treatment for lifting the eyebrow and skin on the neck and under the chin. To expand our marketing claims, we will need to obtain additional FDA clearances or approvals, which may not be granted.

Ultherapy is a medical device and subject to extensive regulation which is meant to assure its safety, effectiveness and compliance with applicable laws. Before a new medical device, or a new use of, or claim for, an existing product can be marketed, we must obtain and maintain appropriate approvals and clearances from regulatory authorities in each market. We currently have FDA clearance to market the Ulthera System in the United States for the non-invasive treatment for lifting the eyebrow and skin on the neck and under the chin. We may only market, promote or advertise Ultherapy in the United States for the specific applications or uses indicated on the labeling cleared by FDA, which could limit physician and patient adoption of Ultherapy. Developing and promoting new treatment indications and protocols and new treatment applications for the Ulthera System are elements of our growth strategy, but we cannot predict when or if we will receive the clearances required to implement those elements. In addition, we will be required to conduct additional clinical trials or studies to support other applications, which may be time-consuming and expensive and may produce results that do not result in FDA clearances. We recently submitted an application for the reduction in lines and wrinkles of the skin on the chest (décolletage), and we cannot be assured that the application will result in FDA clearance. In the event that we do not obtain additional FDA clearances, our ability to promote the Ulthera System in the United States will be limited. Because we anticipate that sales in the United States will continue to be a significant portion of our business for the foreseeable future, ongoing restrictions on our ability to market the Ulthera System in the United States could harm our business and limit our revenue growth.

Our success depends on growing physician adoption and use of Ultherapy.

Our ability to increase the number of physicians willing to make a significant capital expenditure to purchase the Ulthera System and make Ultherapy a significant part of their practices depends on the success of our sales and marketing programs. We must be able to demonstrate that the cost, safety and effectiveness of the Ulthera System are compelling when compared to alternative aesthetic treatments the physician may offer. Alternative treatments may be invasive, minimally-invasive or non-invasive, and we must, in some cases, overcome a bias against non-invasive procedures for aesthetic lifts. In addition, while our marketing programs are critical to increasing patient awareness of Ultherapy procedures, physician adoption is required for these programs to be successful. If we are unable to increase physician adoption and use of Ultherapy, our business, financial condition and results of operations will be adversely affected.

If there is insufficient patient demand for Ultherapy procedures, our business, financial condition and results of operations will be harmed.

The Ultherapy procedure is an elective procedure, the cost of which must be borne solely by the patient and is not covered by or reimbursable through government or private health insurance. The decision to undergo an Ultherapy procedure is thus driven by patient demand, which may be influenced by a number of factors, such as:

•	the success of our sales and marketing programs, including our consumer marketing initiatives;

•	the extent to which our physician customers recommend Ultherapy to their patients;

•	consumer sentiment about the benefits and risks of aesthetic procedures generally and Ultherapy in particular, including satisfaction of patient expectations;

•	our ability to properly train our physician customers in the use of Ultherapy such that their patients do not experience excessive discomfort during treatment or adverse side effects;

•	the cost, safety and effectiveness of Ultherapy in comparison to other aesthetic treatments; and

•	general consumer confidence, which may be impacted by economic and political conditions.

Our business, financial condition and results of operations will be adversely affected if we cannot generate significant patient demand for Ultherapy.

Our quarterly operating results may fluctuate because of the seasonal nature and other aspects of our business.

We believe our business is affected by seasonal and other trends, but the full impact of these trends is difficult to measure due to the developing nature of our markets, our relatively short operating history and our sales growth. Specifically, we believe our business is affected by seasonal trends during the summer months in the United States and Europe due to vacations taken by our physician customers and their patients, as well as fluctuations in our operating results due to uneven timing of distributor and corporate account orders and marketing into new geographic regions. Our distributors tend to purchase in large quantities at a single time and may place orders greater than or less than 90 days apart, resulting in unpredictable quarterly revenue variations. Corporate accounts may also purchase a large quantity of systems and transducers at the outset of an agreement as they implement Ulthera into their practices, with the volume of system purchases decreasing in subsequent quarters. In addition, historically when we have gained regulatory approval to market into a new geographical region, there has been a higher level of initial system purchases which then decrease in volume in subsequent quarters.

It is difficult for us to evaluate the degree to which these factors may make our revenue unpredictable in the future, and these seasonal and other trends may continue to lead to fluctuations in our quarterly operating results. As a result of such fluctuations, the price of our common stock may experience volatility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations Data—Seasonality.”

Our success depends in part upon patient satisfaction with the effectiveness of Ultherapy and any future treatments.

To generate repeat and referral business, patients must be satisfied with the effectiveness of Ultherapy. Results obtained from an Ultherapy procedure occur gradually, and while patients typically see initial results within 30 days after treatment with improved results occurring during the six months post-treatment, patient perception of their results may vary. In addition, treatment results are not permanent due to the normal aging process. Although we train our physician customers to assess each patient to determine which treatment or combination of treatments may best address the patient’s needs, explain to their patients the time period over which the results from an Ultherapy procedure will occur, and take before and after photographs of a patient, our physician customers may not follow these guidelines or Ultherapy may produce results that do not meet patients’ expectations. If patients are not satisfied with the long-term aesthetic benefits or safety of Ultherapy, or feel that it is too expensive or uncomfortable, our reputation and future sales will suffer. In our clinical trials, patients experienced slight or moderate redness of the skin, swelling and discomfort, all cases of which were short-lived in duration and resolved without incident. We have also received reports of redness of the skin, bruising, numbness and discomfort during or following the procedure in commercial use, although these effects are generally temporary. As market experience of Ultherapy increases and more procedures are performed, we may learn more about the risk profile of Ultherapy and receive reports of new side effects. Ultherapy currently has regulatory clearance for marketing for lifting the eyebrow and skin on the neck and under the chin, and we do not currently have marketing clearance for larger body area applications, which may limit our future growth.

Any failure to build and manage our direct sales and marketing force effectively could have a material adverse effect on our business, financial condition and results of operations.

We rely on a direct sales force to sell Ulthera Systems in the United States. In order to meet our anticipated sales objectives, we expect to grow our direct sales and marketing organization in the United States over the next several years and intend to opportunistically grow our sales presence in certain international markets. There are significant risks involved in building and managing our sales and marketing organization, including risks related to our ability to do any of the following:

•	hire qualified individuals as needed;

•	generate sufficient leads within our target physician group for our sales force;

•	provide adequate training for the effective sale and marketing of our products;

•	retain and motivate our direct sales and marketing professionals; and

•	effectively oversee a geographically dispersed sales team.

Our failure to adequately address these risks could have a material adverse effect on our ability to increase sales and use of our Ulthera Systems, which could cause our revenue to be lower than expected and harm our business, financial condition and results of operations.

To market and sell Ulthera Systems in markets outside of the United States, we depend on third-party distributors.

We currently depend exclusively on third-party distributors to sell, market and service our Ulthera Systems in markets outside of the United States and to train our physician customers in such markets. We may need to engage additional third-party distributors to expand in new markets outside of the United States. We are subject to a number of risks associated with our dependence on these third parties, including:

•	we lack day-to-day control over the activities of third-party distributors;

•	third-party distributors may not commit the necessary resources to market, sell and service our systems to the level of our expectations;

•	third-party distributors may not be as effective in training physicians in marketing;

•	third-party distributors may offer products competitive with ours and favor those products over ours;

•	third-party distributors may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us; and

•	disagreements with our distributors, including any disagreements arising over our termination of distribution agreements, could require or result in costly and time-consuming litigation or arbitration and could adversely affect our ability to market our products in a particular geographic area.

If we fail to establish and maintain satisfactory relationships with our third-party distributors, our revenue and market share may not grow as anticipated and we could be subject to unexpected costs which would harm our business, financial condition and results of operations.

Sales of Ulthera Systems in markets outside of the United States involve additional risks which may harm our business, financial condition and results of operations.

Sales in markets outside of the United States accounted for approximately 43% of our revenue for 2012 and 32% of our revenue for the nine months ended September 30, 2013. We believe that a significant percentage of our business will continue to come from sales in markets outside of the United States. However, international sales are subject to a number of risks, including:

•	our reliance on third-party distributors in international markets;

•	increased competition as a result of more products and procedures receiving regulatory approval or being otherwise free to market in international markets;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	reduced or varied protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuations in currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns in unfamiliar foreign countries;

•	customs clearance and shipping delays;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general;

•	preference for locally-produced products;

•	the burdens of complying with a wide variety of foreign laws and different legal standards; and

•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks were realized, it could require us to dedicate significant financial and management resources and our revenue may decline.

If our third-party manufacturing partners are unable to manufacture our Ulthera System and transducers in sufficient quantities successfully and consistently to meet demand, our growth will be limited.

We currently manufacture our Ulthera System and transducers through a single third-party manufacturer Jabil Circuit, Inc., or Jabil, which is in the process of moving its manufacturing facilities from Arizona to Mexico. Although we have contracted with Jabil for parallel production of our products during the facilities transfer, and we have executed an agreement with a second third-party manufacturer, BIT MedTech, to serve as an additional source for manufacture of our Ulthera System, any disruptions related to the manufacturing facilities transfer and parallel production process may result in decreased supply of our products. Any damage to or destruction of the facilities or equipment or our current or future third-party manufacturers may significantly impair our ability to manufacture Ulthera Systems and our transducers on a timely basis.

If our current or any future third-party manufacturer is unable to produce Ulthera Systems and transducers consistent with regulatory requirements or in sufficient quantities to meet anticipated customer demand, our business, financial condition and results of operations would be harmed. The lack of experience our current and any future manufacturing partners have in producing large quantities of our Ulthera Systems and transducers may also result in quality issues and product recalls. Our Ulthera Systems and transducers must be manufactured in compliance with regulatory requirements. Manufacturing delays related to quality control or regulatory requirements could negatively affect our ability to deliver our Ulthera System and Ultherapy procedures to market, harm our reputation and decrease our revenue. Failure to comply with quality system or regulatory requirements could result in, among other regulatory penalties, the repair, replacement, refund, recall or seizure of our products. Any recall could be expensive and generate negative publicity, which could impair our ability to market our Ulthera System and further affect our results of operations.

We rely on a specialized supplier for critical components used in our transducers, and alternative suppliers may not be available.

We depend on a single source supplier for certain critical component parts for our transducers. We do not have a long-term written agreement with this supplier but have in place an 18-month blanket purchase order. If we need alternative sources for these component parts for any reason, our inventory is not likely to be sufficient to fill all orders before we are able to identify and qualify alternative suppliers, which can be time consuming and expensive. Furthermore, alternative suppliers may not be available at all or on acceptable terms. Cessation or interruption of supply of these critical components may seriously harm our business, financial condition and results of operations. See “Risk Factors—Risks Related to Our Business—The manufacturing operations of our third-party manufacturers are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.”

The manufacturing operations of our third-party manufacturers are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

In addition to critical component parts for our transducers, which are manufactured by a single source supplier, several non-critical components and materials that comprise our Ulthera System are currently manufactured by a single supplier or a limited number of suppliers. In many cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our Ulthera System until new sources of supply are identified and qualified, which can be time consuming and expensive. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s deviation from our product specifications;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours or due to difficulties experienced by our suppliers;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	increased cost for our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery or price by our suppliers due to changes in demand from us or their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

We forecast sales to determine requirements for components and materials used in our Ulthera System, and if our forecasts are inaccurate, we may experience delays in shipments or increased inventory costs.

We keep limited materials, components and finished products on hand. To manage our operations with our third-party manufacturer and suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs and enter into purchase orders on the basis of these requirements. Several components of our Ulthera System require an order lead time of six months. Our limited historical commercial experience and rapid growth may not provide us with enough data to consistently and accurately predict future demand. If our business expands and our demand for components and materials increases beyond our estimates, our manufacturer and suppliers may be unable to meet our demand. In addition, if we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our Ulthera System to our customers in a timely manner. In contrast, if we overestimate our component and material requirements, we may have excess inventory, which would increase our expenses. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our physician customers have with our business.

Our inability to effectively compete with companies offering other aesthetic solutions may prevent us from achieving significant market penetration or improving our operating results.

The medical technology and aesthetic product markets are highly competitive and dynamic and are characterized by rapid and substantial technological development and product innovations. Demand for Ultherapy could be limited by the products and technologies offered by providers of alternative aesthetic solutions. We designed our Ulthera System to provide non-invasive therapeutic ultrasound for aesthetic and medical applications, the first of which non-invasively lifts the eyebrow and skin on the neck and under the chin. In the United States, companies that have developed technologies for facial wrinkle reduction and non-invasive and minimally-invasive aesthetic procedures sell to our target physicians who may have limited funds to spend on capital equipment. Consumers also have a variety of aesthetic procedures from which to choose to spend from personal budgets. Outside the United States, the regulatory requirements are less stringent resulting in more companies that offer aesthetic solutions and greater competition than in the United States. Finally, some aesthetic companies have a broader range of products, a larger sales force, more expansive intellectual property rights, greater resources and/or longer-term customer and distributor relationships, which could slow down or harm our market penetration. Competing in the medical technology and aesthetic markets could result in price-cutting, reduced profit margins, limited market share and the potential for litigation and/or the need for us to license the intellectual property of others, any of which would harm our business, financial condition and results of operations.

Even though in the United States our Ulthera System is marketed to physicians and to aesthetic practices overseen by physicians, there exists a potential for misuse, which could harm our reputation and our business.

In the United States, we market and sell Ulthera Systems to physicians and to aesthetic practices overseen by physicians. Outside the United States, we sell to distributors who in turn market and sell our system to aesthetic practices. Subject to some exceptions, under state law in the United States and in many markets outside of the United States, our physician customers can generally leverage nurse practitioners, technicians and other non-physicians to perform Ultherapy procedures under their supervision. Although we and our distributors provide training on the use of the Ulthera Systems, we do not supervise the procedures performed with our Ulthera System, nor can we be assured that procedures occur according to our operating guidelines. The potential misuse of our Ulthera System by physicians and non-physicians may result in adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation. We currently have product liability insurance, but it may not be adequate to cover us against potential liability. Product liability claims in excess of our insurance coverage would require the use of cash and adversely affect our business, financial condition and results of operations.

Product liability suits could be brought against us due to defective design, labeling, material or workmanship or misuse of our Ulthera System, and could result in expensive and time-consuming litigation, payment of substantial damages, an increase in our insurance rates and substantial harm to our reputation.

If our Ulthera System or transducers are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our physician customers or their patients. Misusing our Ulthera System or transducers or failing to adhere to operating guidelines can cause adverse events such as bruising or burning of the skin, and if our operating guidelines are found to be inadequate we may be subject to liability. Furthermore, if a patient is injured in an unexpected manner or suffers unanticipated adverse events after undergoing an Ultherapy procedure, even if the procedure was performed in accordance with our operating guidelines, we may be subject to product liability claims. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us. We currently have product liability insurance, but it may not be adequate to cover us against potential liability. In addition, we may not be able to maintain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. As the number of Ulthera Systems in the market and procedures performed increases, the risk of product liability claims increases. Any product liability claims brought against us, whether with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would require the use of cash and adversely affect our business, financial condition and results of operations.

Our loan agreement with Silicon Valley Bank contains operating and financial covenants that may restrict our business and financing activities.

Borrowings under our second amended and restated loan and security agreement with Silicon Valley Bank, or SVB, are secured by substantially all of our assets, other than our intellectual property, and we covenant not to pledge our intellectual property. Our second amended and restated loan and security agreement requires us to maintain minimum levels of net revenue and also restricts our ability to, among other things:

•	dispose of or sell our assets;

•	make material changes in our business;

•	merge with or acquire other entities or assets (except that we may enter into acquisitions and mergers with a total value of $2,500,000 in the aggregate per year);

•	incur additional indebtedness;

•	create liens on our assets;

•	pay dividends;

•	make investments;

•	enter into transactions with affiliates;

•	pay off subordinated indebtedness; and

•	undergo a change of control (other than an initial public offering or venture financing).

These restrictions are subject to certain exceptions. In addition, our second amended and restated loan and security agreement with SVB requires us to meet certain net revenue targets.

The operating and financial restrictions and covenants in the second amended and restated loan and security agreement, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the second amended and restated loan and security agreement. If not waived, future defaults could cause all of the outstanding indebtedness under our second amended and restated loan and security agreement to become immediately due and payable and terminate all commitments to extend further credit.

If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern.

Third parties have in the past and may attempt in the future to copy, counterfeit or refurbish our products, which may harm our ability to generate sales of the Ulthera System and transducers, negatively affect our reputation or harm patients and subject us to product liability.

Third parties have in the past and may seek in the future to copy or develop counterfeit versions of the Ulthera System or transducers that are compatible with the Ulthera System, or obtain and refurbish previously used transducers, and sell them at lower prices. In some cases these copied, counterfeit or refurbished transducers may enable physicians to perform more procedures per transducer than our transducers, creating an incentive for physicians to purchase such products. If security features incorporated into the design of the Ulthera System are unable to prevent the use of copied, counterfeit or refurbished transducers, we will lose potential revenue from the sale of our transducers. The sale of transducers to our installed base is a key element of our business model. Revenue from sales of transducers represented 38% and 42% of total revenue for the years ended December 31, 2011 and 2012, respectively, and 54% for the nine months ended September 30, 2013, and an inability to generate revenue from the sale of transducers in the future would have a material adverse effect on our business, financial condition and results of operations.

In addition, if copied, counterfeit or refurbished products are used with or in place of our own, we could be subject to product liability lawsuits resulting from the use of damaged or defective goods, including safety related issues, and suffer damage to our reputation.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of September 30, 2013, we had 151 employees. We will need to expand our managerial, operational, financial and other resources in order to manage our operations, continue our development activities, manage and integrate any acquired businesses or technologies, including Cabochon, and increase commercialization of our products. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our ability to manage our operations and future growth requires the continued improvement of our operational, financial and management controls, reporting systems and procedures, particularly to meet the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. If we are unable to expand our managerial, operational, financial and other resources to the extent required to manage our operations and growth, our business will be materially adversely affected.

We may engage in strategic transactions that could affect our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our business, financial condition and results of operations. For example, we recently acquired Cabochon, and we anticipate that this investment will increase our operating expenses and that we may record an operating loss and a net loss for quarterly periods in 2014 and for the year ending December 31, 2014 as a result of such investment. In addition, the Cabochon acquisition agreement provides for certain uncapped performance-based payments which may increase our cost of revenue related to the acquired technology. In addition, these transactions, including the acquisition of Cabochon, may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention in order to develop acquired products or technologies or to conduct business in new markets;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

•	higher-than-expected acquisition and integration costs;

•	write-downs of assets or goodwill or impairment charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of Cabochon and any future acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Accordingly, although we cannot assure you that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and could have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on the services of our key executives, and if we are not able to retain these members of our management or recruit additional management and skilled and experienced personnel, our business will suffer.

We may not be able to attract or retain qualified management and skilled and experienced personnel in the future due to the intense competition for qualified personnel among medical technology companies and other businesses. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are highly dependent on the principal members of our management. The loss of service of any of our management could harm our business. In addition, we are dependent on our continued ability to attract, retain and motivate highly qualified additional management and skilled and experienced personnel. If we are not able to retain our management, particularly our President and Chief Executive Officer, Matthew E. Likens, and our Chief

Financial Officer, Gregory D. Waller, and to attract, on acceptable terms, additional qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

In addition, we have scientific and clinical advisors who assist us in formulating our product development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development of products that may compete with ours.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the Securities and Exchange Commission, or SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material, particularly after we cease to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

However, for as long as we remain an “emerging growth company” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company,” or we may elect to comply with disclosure requirements as if we were not an “emerging growth company,” in which case we would incur the greater expenses associated with such disclosure requirements. Because the JOBS Act has only recently been enacted, it is not yet clear whether investors will accept the more limited disclosure requirements that we may be entitled to follow while we are an “emerging growth company.”

We will remain an “emerging growth company” for up to five years after the completion of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenue of $1 billion or more during any year before that time, we would cease to be an “emerging growth company” as of the end of that year, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately.

In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to track and disclose the source of certain metals used in manufacturing which may stem from minerals (“conflict minerals”) which originate in the Democratic Republic of the Congo or adjoining regions. These metals include tantalum, tin, gold and tungsten. Some of these metals are present in the Ulthera System and our transducers as component parts. In most cases no acceptable alternative material exists which has the necessary properties. We are required to carry out a diligent effort to determine and disclose the source of these materials. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of our products. There can be no assurance we can obtain this information from manufacturers who are unwilling or unable to provide this information or further identify their sources of supply or to notify us if these sources change. We may also encounter challenges with our customers and stockholders if we are unable to certify that our products are conflict free.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may be subject to sanctions by regulatory authorities and the accuracy and timeliness of our financial reporting may be adversely affected.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with the second annual report that we will be required to file with the SEC, provide a management report on the internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be evaluating our internal controls systems to allow management to report on, and eventually allow our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and eventual auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. The auditor attestation requirements will not apply to us until we cease to be an “emerging growth company.”

In connection with the preparation of our interim financial statements for the nine months ended September 30, 2013, we identified a material weakness in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that we identified resulted from a lack of sufficient number of qualified personnel within our accounting function that possessed an appropriate level of expertise to design and operate control activities over the financial flows and reporting processes necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

Although we are taking steps that we believe will address the underlying causes of the material weakness described above, primarily through the hiring of personnel with experience in income tax disclosures, technical accounting and financial reporting, and process design, documentation and implementation, if we fail to effectively remediate deficiencies in our control environment we may be unable to accurately report our financial results, or report them within the time frames required by law or exchange regulations.

To date, we have never conducted a review of our internal controls for the purpose of providing the reports required by Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or NASDAQ. Any such action could adversely affect our financial results or investors’ confidence in us and could cause our stock price to decline. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the SEC, NASDAQ or other regulatory authorities, which would entail expenditure of additional financial and management resources and could materially adversely affect our stock price. Inferior internal controls could also cause us to fail to meet our reporting obligations or cause investors to lose confidence in our reported financial information, which could have a negative effect on our stock price.

We may need to raise additional funds in the future and such funds may not be available on a timely basis or at all.

We may need to raise additional funds in the future to support our operations or to fund any strategic transactions, such as acquisitions of companies, asset purchases or licensing of products or technologies. For example, in February 2014, we borrowed $20.0 million under a term loan to fund our acquisition of Cabochon. We cannot be certain that additional capital will be available as needed or on acceptable terms or at all. If we do raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our common stock could be significantly diluted and these newly issued securities may have rights, preferences and privileges senior to those of holders of our common stock. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we could be required to relinquish significant rights to our technologies and products or grant licenses on terms that are not favorable to us.

Our employees, independent contractors, principal investigators, consultants, vendors, distributors and contract research organizations may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, consultants, vendors, distributors and contractor research organizations, or CROs, may engage in fraudulent or other illegal activity. While we have policies and procedures in place prohibiting such activity, misconduct by these parties could include among other infractions or violations intentional, reckless and/or negligent conduct or unauthorized activity that violates: (i) FDA regulations, including those laws that require the reporting of true, complete and accurate information to the FDA; (ii) manufacturing standards; (iii) federal and state healthcare fraud and abuse laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data accurately; or (v) other commercial or regulatory laws or requirements. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. However, we may be unable to use these losses to offset taxable income before such unused losses expire. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss, or NOL, carryforwards to offset its post-change taxable income may be limited. Limitations may also apply to the utilization of other pre-change tax attributes as a result of an ownership change. We have experienced ownership changes in the past. We may experience additional ownership changes in connection with this offering and in the future as a result of shifts in our stock ownership, including shifts in our stock ownership that are outside of our control. As a result, our ability to use our pre-change NOL carryforwards to offset taxable income may be subject to limitations. In addition, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited under state tax law. For these reasons, we may not be able to utilize a material portion of our NOL carryforwards and other tax attributes.

We or the third parties upon whom we depend may be adversely affected by natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. If a natural disaster, power outage or other event occurs that prevents us from using all or a significant portion of our headquarters, that damages critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are geographically concentrated and operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. For example, we currently manufacture our Ulthera System and transducers through a single third-party manufacturer, Jabil, which is in the process of moving its manufacturing facilities from Arizona to Mexico. We have executed an agreement with a second third-party manufacturer, BIT MedTech, which is located in California, to serve as an additional source for manufacture of our Ulthera System. In addition, we rely upon a single source supplier located in Northern Europe for a critical component of our transducers. If a natural disaster or other adverse event were to affect our supply chain, it could have a material adverse effect on our business.

Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.

Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our products and other hazardous compounds. We and our manufacturers and suppliers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. Although we believe that our safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, federal or state or other applicable authorities may curtail our use of these materials and/or interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. If such unexpected costs are substantial, this could significantly harm our financial condition and results of operations.

Disruptions of critical information systems or material breaches in the security of our systems could harm our customer relations, as well as our business, financial condition and results of operations.

We rely in part on information technology to interface with customers, maintain financial accuracy and accurately produce our financial statements. If our information technology systems do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could have a material adverse effect on our business, financial condition and results of operations, as well as the timeliness with which we report our internal and external operating results.

Our business requires us to use and store customer information, including credit card information, and employee personally identifiable information. While we devote significant resources to network security, data encryption and other security measures to protect our systems and data, these security measures cannot provide absolute security. The costs to us to eliminate or alleviate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in unexpected interruptions, delays, cessation of service and may harm our business. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Clinical Health Act of 2009, and its implementing rules and regulations. We would also be exposed to a risk of loss or litigation and potential liability, which could have a material adverse effect on our business, financial condition and results of operations.

The expansion of social media platforms presents new risks and challenges, which could cause a material adverse effect on our business, financial condition and results of operations.

The inappropriate use of certain media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information. In addition, negative posts or comments about us on any social networking website could seriously damage our reputation. Further, the disclosure of non-public company sensitive information through external media channels could lead to information loss as there might not be structured processes in place to secure and protect information. If our nonpublic sensitive information is disclosed or if our reputation is seriously damaged through social media, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Intellectual Property

If we are unable to obtain, maintain and enforce intellectual property protection covering the Ulthera System, the Ultherapy procedure and any future products that we develop, others may be able to make, use or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

The aesthetic product markets are highly competitive and subject to rapid technological change. Our success depends in part upon our ability to maintain a competitive position in the development and protection of technologies, products and services for use in these fields. Our commercial success is dependent in part on obtaining, maintaining and enforcing intellectual property rights. We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products or services that misappropriate our technology and/or infringe our intellectual property to unfairly and illegally compete with our products.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed, as third parties may be able to make, use or sell products that are substantially the same as ours without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete. We use a combination of patents, trademarks, copyright laws, confidentiality procedures and contractual provisions to protect our proprietary technology. However, these protections may not be adequate. For example, patents may not issue from any of our currently pending or any future patent applications, and our issued patents and any future patents that may issue may not survive legal challenges to their scope, validity or enforceability, or provide significant protection for us.

Even if our patents are determined by a court to be valid and enforceable, they may not be drafted or interpreted sufficiently broadly to prevent others from marketing products and services similar to ours or designing around our patents. For example, third parties may be able to make systems or devices that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that our licensors or we were not the first to make the inventions covered by our issued patents or pending patent applications. The claims of our issued patents or patent applications when issued may not cover our commercial technology or the future products and services that we develop. We may not have freedom to operate unimpeded by the patent rights of others. Third parties may have dominating, blocking or other patents relevant to our technology of which we are not aware. In addition, because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for our technology or our contemplated technology. Any such patent applications may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, depending on when the timing of the filing date falls under certain patent laws, we may have to participate in a priority contest (such as an interference proceeding) declared by the United States Patent and Trademark Office, to determine priority of invention in the United States. There may be prior public disclosures that could invalidate our inventions or parts of our inventions of which we are not aware. Further, we may not develop additional proprietary technologies and, if we do, they may not be patentable.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many foreign jurisdictions, policies regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications, our ability to obtain patents or the patents and patent applications of our licensors. Future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage, which could adversely affect our financial condition and results of operations.

Recent patent reform legislation in the United States could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act of 2011, or the Leahy-Smith Act, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The United States Patent and Trademark Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective in March 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have a number of foreign patents and patent applications, and expect to continue to pursue patent protection in most of the significant markets in which we do or intend to do business. The laws of some foreign jurisdictions may not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in obtaining, protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patent rights important to our business. Certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents. Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our patents or other rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. Any inability to meaningfully protect our intellectual property could result in competitors offering products that incorporate our product features, which could reduce demand for our products. In addition, we may need to defend our patents from third-party challenges, including interferences, derivation proceedings, re-examination proceedings, post-grant review, inter partes review, third-party submissions oppositions, nullity actions, or other patent proceedings. We may need to initiate infringement claims or litigation. Adverse proceedings such as litigation can be expensive, time consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm our business, whether or not we receive a determination favorable to us. In addition, in an infringement proceeding, a court may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any litigation could place one or more of our patents at risk of being invalidated or interpreted narrowly. Some of our competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised during litigation.

We may not be able to accurately estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could lead to cash shortfalls. Our operating expenses may fluctuate significantly in the future as a result of the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation.

We rely on an in-license from Guided Therapy Systems, LLC and Ardent Sound, Inc. for much of our core intellectual property, and this arrangement could restrict the scope and enforcement of our intellectual property rights and limit our ability to successfully commercialize our products. If we fail to comply with our obligations under the license agreement, we could lose intellectual property rights that are material to our business.

In 2005, we exclusively licensed from Guided Therapy Systems, LLC and Ardent Sound, Inc., or the Licensors, rights in certain fields of use to certain patents, patent applications, and know-how relating to the Ulthera System and Ultherapy procedure. We also granted to the Licensors certain non-exclusive rights and licenses, outside of our licensed field of use, under certain intellectual property rights directed to technology that is developed with us or on our behalf. If we fail to comply with our royalty or other material obligations under the agreement, the Licensors have the right to terminate the license agreement, in which event we would likely not be able to develop or market our Ulthera System and Ultherapy procedure. If we lose such license rights, our business, financial condition and results of operations would be materially adversely affected.

Pursuant to the terms of the agreement with the Licensors, we have limited prosecution and maintenance rights on a specific subset of the licensed patent portfolio. We rely on the Licensors to file, report entity status, prosecute, maintain and otherwise protect the remaining intellectual property that we license from the Licensors. We cannot be certain that such activities by the Licensors will result in valid and enforceable patents and other intellectual property rights or will benefit us. Pursuant to the terms of the agreement with the Licensors, we have the exclusive right in our licensed field of use to control enforcement of our licensed patents against any infringer. The agreement provides for the Licensors to cooperate with us in such enforcement, and such cooperation may affect the outcome of the enforcement proceeding.

We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer adverse consequences.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners or customers in our markets of interest. In addition, third parties have registered trademarks similar and identical to our trademarks in foreign jurisdictions, and may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

We may not be able to protect our proprietary information and technology adequately. Although we use reasonable efforts to protect our proprietary information, technology, and know-how, our employees, consultants, contractors and outside scientific advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our proprietary information, technology or know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect proprietary information, technology and know-how. We rely, in part, on non-disclosure and confidentiality agreements with our employees, consultants and other parties to protect our proprietary information, technology and know-how. These agreements may be breached and we may not have adequate remedies for any breach. Moreover, others may independently develop similar or equivalent proprietary information, and third parties may otherwise gain access to our proprietary knowledge.

We utilize open source software in the Ulthera System. Open source software licenses can be ambiguous, and if we incorporate reciprocal open source software into our proprietary software, these licenses could be construed to require us to disclose or publish, in source code form, some or all of our proprietary code. Any disclosure of confidential information into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us, which could adversely affect our competitive advantage.

The Ulthera System, the Ultherapy procedure and any future products that we commercialize could be alleged to infringe patent rights of third parties, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Our commercial success depends on our ability to develop, manufacture and market the Ulthera System and use our proprietary technology without infringing the patents and other proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. We operate in an industry with extensive intellectual property litigation. As the medical technology and aesthetic/dermatological product industries expand and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated.

Whether merited or not, we may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including patents held by our competitors or by non-practicing entities. We may also face allegations that our employees have misappropriated the intellectual property rights of their former employers or other third parties. Litigation may make it necessary to defend ourselves by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, the claims can be time consuming, divert management attention and financial resources and are costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop treating certain conditions, obtain licenses or modify our products and features while we develop non-infringing substitutes, or may result in significant settlement costs. For example, litigation can involve substantial damages for infringement (and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees), and the court could prohibit us from selling or licensing our products unless the third party licenses rights to us, which it is not required to do at a commercially reasonable price or at all. If a license is available from a third party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property rights, which may not be possible at all or may require substantial monetary expenditures and time, during which our products and services may not be available for manufacture, use, or sale.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any claims from third parties asserting infringement of their intellectual property rights. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks Related to Government Regulation

The regulatory clearance and approval process is expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our Ulthera System and any future products we develop.

We are investing in the research and development of new products and procedures based on our proprietary technology platform. Before we can market or sell a new regulated product, or a new use of or a claim for a cleared product in the United States, we must obtain 510(k) clearance from the FDA unless an exemption applies. We currently hold 510(k) clearance from the FDA to market the Ulthera System in the United States for use as a non-invasive dermatological aesthetic treatment to lift the eyebrow and skin on the neck and under the chin. We must also obtain similar clearances or approvals required by foreign governmental entities prior to marketing the Ulthera System outside of the United States. In addition, if we make any changes or modifications to our Ulthera System that could significantly affect its safety or effectiveness, or would constitute a change in its intended use, we may be required to submit a new application for 510(k) clearance or foreign regulatory approvals. For example, we will be required to submit new 510(k) applications to expand our ability to market Ultherapy for use on other areas of the body beyond the eyebrow, neck and under the chin. We recently submitted an application for lifting the skin of the neckline (décolletage), and we cannot be assured that the application will result in FDA clearance.

The 510(k) clearance processes, as well as the process for obtaining foreign approvals, can be expensive, time-consuming and uncertain. In addition to the time required to conduct clinical trials, it generally takes from four to twelve months from submission of an application to obtain 510(k) clearance; however, it may take longer and 510(k) clearance may never be obtained. Before we can resubmit our 510(k) premarket notification requesting clearance for this indication, we will need to collect and consolidate additional information. Even if the FDA accepts our premarket notification application for filing, the FDA may request additional information or clinical studies during its review. Our ability to obtain additional regulatory clearances for this or other indications for the Ulthera System may be significantly delayed or may never be obtained. Moreover, any new product introduction or existing product modification could be subjected to a lengthier, more rigorous FDA review process. In addition, we may be required to obtain pre-market approvals for our products. The requirements of these more rigorous processes could delay product introductions and increase the costs associated with FDA compliance.

Delays in receipt of, or failure to obtain, regulatory clearances or approvals for any product enhancements or new products we develop would result in delayed or no realization of revenue from such product enhancements or new products and in substantial additional costs which could decrease our profitability. We may not be able to obtain additional regulatory clearances or approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all.

We also market our products in international markets that require separate regulatory approvals and compliance with numerous and varying regulatory requirements and may require additional approvals in countries where we will seek to sell our products in the future. The requirements vary among countries and may involve additional testing. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval or clearance and international regulations governing submissions may be updated without warning resulting in delay to clearance. Clearance or approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals, may not receive necessary approvals to commercialize our products in any market or the approvals may be withdrawn.

In addition, we are required to continue to comply with applicable FDA and other regulatory requirements once we have obtained clearance or approval for a product. We cannot assure you that we will successfully maintain the clearances or approvals we have received or may receive in the future. Our clearances can be revoked if safety or effectiveness problems develop. Any failure to maintain compliance with FDA and applicable international regulatory requirements could harm our business, financial condition and results of operations.

We will be subject to significant liability if we are found to have improperly promoted Ultherapy for off-label uses.

The FDA strictly regulates the promotional claims that may be made about FDA-cleared products. In particular, a manufacturer may not promote a product for uses that are not approved or cleared by the FDA as reflected in the product’s approved or cleared labeling. Our current FDA label only permits marketing Ultherapy in the United States for lifting the eyebrow and skin on the neck and under the chin and restricts us from promoting it for use on other parts of the face or body. If we are found to have inappropriately marketed for such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and entered agreements with several companies that require cumbersome reporting and oversight of sales and marketing practices. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Ultherapy may cause or contribute to adverse medical events that we are required to report to the FDA and if we fail to do so, we would be subject to sanctions that would materially harm our business.

FDA regulations require that we report certain information about adverse medical events if our medical devices may have caused or contributed to those adverse events. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA could take action including warning letters, untitled letters, administrative actions, criminal prosecution, the imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in approval or clearance of future products.

Our current and any future contract manufacturer(s) are subject to various governmental regulations related to the manufacturing of the Ulthera System, and we may incur significant expenses to comply with, experience delays in our product commercialization as a result of and be subject to material sanctions if we or our contract manufacturers violate these regulations.

The manufacturing processes and facilities of our contract manufacturer are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. Although we believe that our current contract manufacturer is compliant with the QSR, the FDA enforces the QSR through periodic announced or unannounced inspections of manufacturing facilities, and our contract manufacturer is subject to such inspections. We have limited ability to ensure that our current and any future third-party manufacturer(s) will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products.

Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or our third-party manufacturers’ manufacturing processes, including the failure of one of our third-party manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

•	administrative or judicially-imposed sanctions;

•	injunctions or the imposition of civil penalties;

•	recall or seizure of our products;

•	total or partial suspension of production or distribution;

•	the FDA’s refusal to grant pending or future clearance or pre-market approval for our products;

•	withdrawal or suspension of marketing regulatory clearances or approvals;

•	clinical holds;

•	warning letters or untitled letters;

•	refusal to permit the import or export of our products; and

•	criminal prosecution of us or our employees.

Any of these actions, in combination or alone, could prevent us from marketing, distributing or selling our products and would likely harm our business.

A product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. We believe that the FDA would request that we initiate a voluntary recall or impose a mandatory recall if a product was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, expose us to product liability or other claims, including contractual claims from parties to whom we sold products, and harm our reputation with customers. A recall involving our Ulthera System would be particularly harmful to our business, financial condition and results of operations and, even if we remedied a particular problem, would have a lasting negative effect on our reputation and demand for our products.

Healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacturer and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, in the future, the FDA may require more burdensome premarket approval of our procedures rather than the 510(k) clearance process we have used to date and anticipate primarily using in the future. Our Ulthera System is also subject to state regulations which are, in many instances, in flux. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. We cannot determine what effect changes in regulations, statutes, legal interpretations or policies, if and when promulgated, enacted or adopted, may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	recall, replacement or discontinuation of certain products; and

•	additional recordkeeping.

Each of these would likely entail substantial time and cost and could materially harm our business, financial condition and results of operations. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for our new products would harm our business, financial condition and results of operations.

Federal and state governments in the United States are also undertaking efforts to contain growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and third-party payors. The federal Affordable Care Act includes new regulatory mandates and other measures designed to constrain medical costs. The Affordable Care Act, among other things, imposes significant new taxes on medical technology manufacturers that are expected to cost the medical technology industry up to $20 billion over the next decade, and a 2.3% excise tax on sales of medical devices by manufacturers. We became subject to the tax in 2013.

We may be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

Although none of our products are currently covered by any state or federal government healthcare programs, our commercial, research and other financial relationships with healthcare providers and institutions may be subject to various federal and state laws intended to prevent healthcare fraud and abuse. The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts and free or reduced price items and services. The federal Health Insurance Portability and Accountability Act of 1996, as amended, also created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Many states have similar laws that apply to their state healthcare programs, private payors and self-pay patients. Violations of these laws can result in exclusion from federal healthcare programs and substantial civil and criminal penalties.

The federal False Claims Act, or FCA, prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and billing advice to customers. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed or are for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims.

Further, the Affordable Care Act, among other things, amends the intent requirements of the federal Anti-Kickback Statute and the criminal statutes governing healthcare fraud. A person or entity can now be found guilty of violating the Anti-Kickback Statute and the federal criminal healthcare fraud statute without actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Possible sanctions for violation of laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions which would materially harm our business.

We have entered into certain arrangements with physicians, including some who order and use our products in procedures they perform. While these transactions were structured to comply with applicable laws, including state and federal anti-kickback and related laws, including the FCA, to the extent applicable, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, for which we could be subject to other significant fines and penalties. Our revenue could be adversely affected if regulatory agencies interpret our financial relationships with physicians who order our products to be in violation of applicable laws. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could harm our business, financial condition and results of operations.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. The Affordable Care Act requires manufacturers to report to the Department of Health and Human Services detailed information about financial arrangements with physicians and teaching hospitals. These reporting provisions preempt state laws that require reporting of the same information, but not those that require reports of different or additional information. Although none of our products are currently covered by any government health care program, we may still be subject to certain state reporting requirements. Certain states mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require the tracking and reporting of gifts, compensation and other remuneration to physicians. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements.

Also, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Some of our distribution partners are located in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, distributors, partners or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our reputation as well as our business, financial condition and results of operations.

We are subject to numerous environmental, health and safety laws and regulations and must maintain licenses or permits, and non-compliance with these laws, regulations, licenses or permits may expose us to significant costs or liabilities.

We are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we violate or fail to comply with these laws, regulations, licenses or permits, we could be fined or otherwise sanctioned by regulators. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Risks Related to Our Common Stock and This Offering

The price of our common stock may be volatile, and you may not be able to sell your shares at or above the initial public offering price.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	fluctuations in our operating results or the operating results of our competitors;

•	changes in estimates of our financial results or recommendations or cessation of coverage by securities analysts;

•	changes in estimates of the future size and growth rate of our market opportunity;

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results;

•	conditions and trends in the markets we serve;

•	changes in general economic, industry and market conditions;

•	success of competitive technologies and procedures;

•	changes in our pricing or revenue recognition principles;

•	announcements of significant new technologies, procedures or acquisitions by us or our competitors;

•	changes in legislation or regulatory policies, practices or actions;

•	the commencement or outcome of litigation involving our company, our general industry or both;

•	recruitment or departure of our executives and other key employees;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	actual or expected sales of our common stock by the holders of our common stock; and

•	the trading volume of our common stock.

In addition, the stock markets in general, and the markets for medical technology and aesthetic product companies’ stocks in particular, may experience extreme volatility that may be unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of September 30, 2013, after this offering, our officers and directors, together with holders of 5% or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately     % of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). Accordingly, these stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and expect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Future sales of our common stock or securities convertible or exchangeable for our common stock may depress our stock price.

If our existing stockholders or holders of our options or warrants sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. The perception in the market that these sales may occur could also cause the trading price of our common stock to decline. Based on 42,170,120 shares of common

stock outstanding as of September 30, 2013, upon the completion of this offering, we will have outstanding a total of              shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. Of these shares, only the shares of common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of common stock, will be freely tradable without restriction, unless held by our affiliates, in the public market immediately following this offering.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. The underwriters may, however, in their sole discretion, permit our officers, directors and other stockholders and the holders of our outstanding options and warrants who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline.

In addition, based on the number of shares subject to outstanding awards under our Amended and Restated 2008 Omnibus Stock and Incentive Plan, as amended, or 2008 Plan, or available for issuance thereunder, as of September 30, 2013, and including the initial reserves under our 2014 Equity Incentive Award Plan, or 2014 Plan,              shares of common stock that are either subject to outstanding options, outstanding but subject to vesting, or reserved for future issuance under the 2008 Plan or 2014 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. We also plan to file a registration statement permitting shares of common stock issued in the future pursuant to the 2008 Plan and 2014 Plan to be freely resold by plan participants in the public market, subject to the lock-up agreements, applicable vesting schedules and, for shares held by directors, executive officers and other affiliates, volume limitations under Rule 144 under the Securities Act. The 2014 Plan also contains a provision for the annual increase of the number of shares reserved for issuance under such plan, as described elsewhere in this prospectus, which shares we also intend to register.

Certain holders of 34,277,050 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates.

If there is no viable public market for our common stock, you may not be able to sell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined through negotiations between us and the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. See “Underwriting” for additional information.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $         per share, the midpoint of the range on the cover page of this prospectus, you will incur immediate and substantial dilution of

$         per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. Based upon the assumed initial public offering price of $        per share, purchasers of common stock in this offering will have contributed approximately     % of the aggregate purchase price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering. For information on how the foregoing amounts were calculated, see “Dilution.”

To the extent outstanding stock options and warrants are exercised, there will be further dilution to new investors.

We issued options in the past to acquire common stock at prices significantly below the initial offering price. As of September 30, 2013, there were 4,286,650 shares of common stock subject to outstanding options with a weighted average exercise price of $0.37 per share. As of September 30, 2013, there were 1,619,756 shares of common stock subject to outstanding warrants with a weighted average exercise price of $0.6791 per share. To the extent that these outstanding options and warrants are ultimately exercised, you will incur further dilution, and our stock price may decline.

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

Our management will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, you may not agree with how we allocate or spend the proceeds from this offering. We may pursue collaborations or clinical trials that do not result in an increase in the market value of our common shares and that may increase our losses, or may use a portion of the net proceeds of the offering to prepay outstanding indebtedness. Our failure to allocate and spend the net proceeds from this offering effectively would have a material adverse effect on our business, financial condition and results of operations. Until the net proceeds are used, they may be placed in investments that do not produce significant investment returns or that may lose value.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•	no cumulative voting in the election of directors;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director;

•	a vote of not less than 66 2⁄3% of all outstanding shares of our capital stock requirement for removal of a director only for cause (and a director may only be removed for cause);

•	a requirement that special meetings of stockholders be called only by the secretary of the company pursuant to a resolution adopted by a majority of our board of directors;

•	an advance notice requirement for stockholder proposals and nominations;

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

•	a requirement of approval of not less than 66 2⁄3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company. Furthermore, our amended and restated certificate of incorporation will specify that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Provisions in our charter and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future; therefore, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, our current loan arrangement contains, and our future loan arrangements may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ability to sustain or increase profitability;

•	our ability to estimate or control our future expenditures on sales and marketing, research and development and administrative activities;

•	our ability to obtain additional FDA clearances that would allow us to expand our marketing claims to additional indications for the Ulthera System in the United States;

•	our ability to increase adoption and utilization of the Ulthera System among plastic surgeons, facial plastic surgeons, dermatologists and other physicians that perform aesthetic procedures domestically and internationally;

•	the size and growth of the potential markets for Ultherapy and our ability to serve those markets;

•	the implementation of our business model and strategic plans for our business, products and technology;

•	our reliance on and the performance of third parties, including third-party manufacturers and suppliers;

•	our inability to attract or retain skilled personnel for our sales and marketing efforts;

•	our ability to obtain and maintain intellectual property protection for the Ulthera System and our proprietary technology;

•	our ability to attract or retain skilled personnel for our product development and commercialization efforts;

•	our ability to successfully integrate any future acquired businesses or assets with our operations and personnel;

•	our expected uses of the net proceeds to us from this offering; and

•	competition from other companies and technologies in and outside our industry.

These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

Market, Industry and Other Data

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for aesthetic and medical applications, including data regarding the estimated size of those markets, their projected growth rates and the perceptions and preferences of clients regarding certain therapies, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources that we believe are reliable. In some cases, we do not expressly refer to the sources from which this data are derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph are derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Use of Proceeds

We estimate that the net proceeds from the sale of              shares of common stock in this offering will be approximately $         million at an assumed initial public offering price of $          per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $        million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming the initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently expect to use substantially all of the net proceeds from this offering for working capital and general corporate purposes and may use a portion of the net proceeds to prepay outstanding indebtedness under our $20.0 million term loan with Silicon Valley Bank. The proceeds of the term loan were used solely to fund the Cabochon Aesthetics, Inc. acquisition and to prepay the $1.6 million in outstanding term loans originally funded under our existing loan agreements. The term loan bears interest at a fixed annual rate equal to 7.50% and matures on August 1, 2017.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including the timing and amount of our future revenue, our future expenses and any future acquisitions that we may make.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We intend to retain available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, under the terms of our loan agreement with Silicon Valley Bank, or SVB, we may not pay dividends on our common stock without the consent of SVB, subject to certain exceptions. Any future determination related to dividend policy will be made at the discretion of our board of directors.

Capitalization

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 32,657,294 shares of common stock immediately prior to the consummation of this offering;

•	the conversion of all of our warrants exercisable for Series B preferred stock into warrants exercisable for 26,192 shares of common stock and reflects all of our warrants exercisable for Series C preferred stock on an as-converted basis as warrants exercisable for 1,593,564 shares of common stock;

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	on a pro forma as adjusted basis to give further effect to the issuance and sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2013
	Actual	Pro forma(1)	Pro forma as adjusted(1)
	(in thousands, except share and per share data)
Note payable (including current portion)	$1,845	$1,845

Warrant liabilities	4,637	—

Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value per share, 2,750,000 shares authorized, 2,750,000 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	5,500	—
Series B convertible preferred stock, $0.001 par value per share, 7,539,899 shares authorized, 7,524,026 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	23,714	—
Series C convertible preferred stock, $0.001 par value per share, 17,900,000 shares authorized, 16,106,134 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	10,612	—

	As of September 30, 2013
	Actual	Pro forma(1)	Pro forma as adjusted(1)
	(in thousands, except share and per share data)
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value per share; 51,000,000 shares authorized, 9,512,826 shares outstanding, actual; 300,000,000 shares authorized, 42,170,120 shares issued and outstanding, pro forma; 300,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	9	42
Treasury stock	(113)	(113)
Additional paid-in-capital	1,835	46,603
Accumulated deficit	(35,561)	(35,561)

Stockholders’ (deficit) equity	(33,830)	10,633

Total capitalization	$12,478	$12,478

(1)	The pro forma and pro forma as adjusted columns in the table above do not reflect the amendment and restatement of our credit facility with Silicon Valley Bank, pursuant to which we entered into a term loan for $20.0 million, or the acquisition of Cabochon Aesthetics, Inc., both of which were effective in February 2014.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $         million, assuming the initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes the following:

•	4,286,650 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $0.37 per share;

•	1,619,756 shares of common stock issuable upon the exercise of outstanding warrants having a weighted average exercise price of $0.6791 per share;

•	385,319 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2008 Omnibus Stock and Incentive Plan, as amended, which will become available for issuance under our 2014 Equity Incentive Award Plan after consummation of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to this offering.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of September 30, 2013, we had a historical net tangible book value of $6.0 million, or $0.63 per share of common stock. Our net tangible book value represents total tangible assets less total liabilities and preferred stock, all divided by the number of shares of common stock outstanding on September 30, 2013. Our pro forma net tangible book value at September 30, 2013, before giving effect to this offering, was $6.0 million, or $0.14 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 32,657,294 shares of common stock immediately prior to the consummation of this offering;

•	the conversion of all of our warrants exercisable for Series B preferred stock into warrants exercisable for 26,192 shares of common stock and reflects all of our warrants exercisable for Series C preferred stock on an as-converted basis as warrants exercisable for 1,593,564 shares of common stock; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2013 would have been approximately $         million, or $          per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $          per share to existing stockholders and an immediate dilution of $         per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2013	$0.63
Pro forma decrease in net tangible book value per share	0.49
Pro forma net tangible book value per share as of September 30, 2013	0.14
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2013 after this offering by approximately $         million, or approximately $         per share, and would decrease (increase) dilution to investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2013 after this offering by approximately $         million, or approximately $         per share, and would decrease (increase) dilution to investors in this offering by approximately $         per share, assuming the initial public offering price per share remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters fully exercise their over-allotment option, pro forma as adjusted net tangible book value after this offering would increase to approximately $         per share, and there would be an immediate dilution of approximately $         per share to new investors.

To the extent that outstanding options or warrants with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. If all of our outstanding options and warrants described above were exercised, our pro forma net tangible book value as of September 30, 2013, before giving effect to the issuance and sale of shares in this offering, would have been approximately $6.3 million, or approximately $0.14 per share, and our pro forma as adjusted net tangible book value as of September 30, 2013 after this offering would have been approximately $         million, or approximately $         per share, causing dilution to new investors of approximately $         per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of September 30, 2013, on a pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $         per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering							$

Total		100%		$	100%

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2013 and excludes the following:

•	4,286,650 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $0.37 per share;

•	1,619,756 shares of common stock issuable upon the exercise of outstanding warrants having a weighted average exercise price of $0.6791 per share;

•	385,319 shares of common stock reserved for issuance pursuant to future awards under our Amended and Restated 2008 Omnibus Stock and Incentive Plan, as amended which will become available for issuance under our 2014 Equity Incentive Plan after consummation of this offering; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Award Plan, as well as any increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

Selected Financial Data

You should read the following selected financial data together with our audited financial statements, the related notes appearing at the end of this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

We derived the selected statement of operations data for the years ended December 31, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2012 and 2013 and balance sheet data as of September 30, 2013 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the full year ended December 31, 2013.

Our unaudited financial statements for the nine months ended September 30 were prepared on the same basis as our audited financial statements and include, in our opinion, all adjustments, which consisted of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in these financial statements.

	Years ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenue	$41,072	$59,386	$41,881	$57,178
Cost of revenue	9,234	14,593	10,956	10,736
Royalty expense and cost of revenue to related party	2,741	2,484	1,556	2,264

Total cost of revenue	11,975	17,077	12,512	13,000

Gross profit	29,097	42,309	29,369	44,178

Sales and marketing	17,875	22,281	15,453	26,148
General and administrative	4,244	7,386	4,997	7,342
Clinical and regulatory	3,514	6,705	4,692	4,650
Research and development	2,947	4,379	3,298	3,078
Research and development to related party	1,962	649	401	1,056

Total operating expenses	30,542	41,400	28,841	42,274

Income (loss) from operations	(1,445)	909	528	1,904

Interest income	2	1	1	—
Interest (expense)	(41)	(62)	(12)	(128)
Other income (expense)	(798)	(1,287)	(1,040)	(2,100)

Total other expense	(837)	(1,348)	(1,051)	(2,228)

Loss before income taxes	(2,282)	(439)	(523)	(324)
Income tax (provision) benefit	—	(185)	(207)	151

Net loss	$(2,282)	$(624)	$(730)	$(173)

Net loss per share:
Basic	$(0.45)	$(0.08)	$(0.10)	$(0.02)
Diluted	$(0.45)	$(0.08)	$(0.10)	$(0.02)
Weighted-average shares(1)
Basic	5,073,087	7,396,592	7,182,812	8,933,360
Diluted	5,073,087	7,396,592	7,182,812	8,933,360

(1)	Excludes shares of common stock issuable upon (i) the exercise of stock options, (ii) the conversion of all of our preferred stock, which will occur in connection with this offering, and (iii) the exercise of warrants to purchase preferred stock, as their effect would be anti-dilutive.

	As of December 31,		As of September 30,
	2011	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,706	$9,588	$11,817
Total assets	18,307	26,848	28,447
Current portion of note payable	—	333	667
Long-term deferred revenue	2,244	1,947	769
Long-term note payable	—	1,667	1,178
Warrant liabilities	932	2,344	4,637
Convertible preferred stock	39,826	39,826	39,826
Total stockholders’ equity (deficit)	(33,777)	(33,989)	(33,830)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section.

We are a global medical device company focused on developing and commercializing clinically proven, safe and effective technologies for aesthetic and medical applications. Our first commercial product, the Ulthera System, is a therapeutic ultrasound technology platform with integrated, real-time ultrasound imaging. The Ultherapy procedure performed using the Ulthera System is the only energy-based treatment cleared by the FDA for the non-invasive lifting of the eyebrow and skin on the neck and under the chin. We generate revenue from sales of the Ulthera System and recurring sales of multi-patient disposable transducers. For the nine months ended September 30, 2013, we generated net revenue of $57.2 million and operating income of $1.9 million. Recurring revenue from disposable transducer sales comprised 54% of net revenue for this period. For the nine months ended September 30, 2013, 68% of our revenue came from sales in the United States and 32% of our revenue came from sales outside the United States. All of our sales have been denominated in U.S. dollars.

We sell the Ulthera System to plastic surgeons, facial plastic surgeons, dermatologists and other physician practices that perform aesthetic procedures, which we estimate to be approximately 30,000 physicians in the United States. We have identified approximately 8,500 physicians for near-term targeting by our direct sales organization in the United States. Outside the United States, we market our products through a network of over 40 distributors.

We have validated the Ulthera System in numerous clinical trials, demonstrating that a single Ultherapy treatment safely and measurably lifts the skin. The Ulthera System includes multi-patient disposable transducers that have been designed to image and deliver energy at prescribed depths optimized for our skin-lifting procedure. The flexible product design of the Ulthera System supports additional future applications and a business model that incorporates system sales and recurring revenue from disposables. We intend to continue to drive value of the Ulthera System through clinical establishment and commercialization of new indications and are currently exploring additional aesthetic and medical applications.

We have achieved sustained revenue growth and strong financial performance, reflecting the growth in our customer base and our continued focus on building long-term relationships with both our physician and patient customers. Key milestones include the following:

•	Received our CE mark in 2008 and first commercialized our platform technology outside of the United States in the fourth quarter of 2008

•	Received FDA clearance for an eyebrow lift indication in September 2009 and began commercialization in the United States soon thereafter

•	Received our second FDA clearance for lifting skin on the neck and under the chin in October 2012

•	Received our third FDA clearance for visualization of the dermal and subdermal layers of tissue in December 2013

•	Since 2005, conducted 36 clinical trials involving more than 1,200 patients, including three trials submitted to the FDA to successfully support indications for lifting the eyebrow and skin on the neck and under the chin

•	Received regulatory clearance to market Ultherapy in over 50 countries across Europe, Asia, Latin America and Canada, including most recently Brazil in 2012 and Taiwan in 2013

•	To date, sold over 2,000 Ulthera Systems globally and estimate that over 200,000 commercial Ultherapy procedures have been performed

•	Increased revenue from $41.1 million in 2011 to $59.4 million in 2012 and $57.2 million for the nine months ended September 30, 2013

•	Increased recurring revenue from disposables from 38% of net revenue in 2011 to 42% of net revenue in 2012 and to 54% of net revenue for the nine months ended September 30, 2013

•	Improved gross margin from 71% in 2011 and 2012 to 77% for the nine months ended September 30, 2013

•	Incurred operating loss of $1.4 million in 2011 to achieve operating income of $0.9 million in 2012 and $1.9 million for the nine months ended September 30, 2013

In February 2014, we acquired Cabochon Aesthetics, Inc., or Cabochon, a developer and manufacturer of a precision microblade system for the minimally invasive treatment of cellulite in the office setting. The purchase price consisted of $20.0 million in an upfront payment due at the closing of the transaction, an additional $5.0 million in payments contingent on achievement of certain milestones, and uncapped performance-based payments through 2017 tied to net sales. While the current iteration of the product has been cleared by the FDA and is ready for commercialization, we will seek to optimize the product and plan to launch the product on a limited basis in the latter part of 2014. We anticipate that our acquisition of Cabochon will result in an increase in our cost of revenue and operating expenses and that we may record a net loss for quarterly periods in 2014 and for the year ending December 31, 2014 as a result of such investment. In addition, the Cabochon acquisition agreement provides for certain uncapped performance-based payments which may increase our cost of revenue related to the acquired technology.

See “Risk Factors—Risks Related to Our Business—We have a limited operating history, have only recently become profitable and may not sustain or increase profitability in the future. If we are unable to sustain or increase profitability, the market value of our common stock may decline.”

Financial Overview

Net Revenue

We generate net revenue from sales of the Ulthera System and recurring sales of multi-patient disposable transducers.

System Revenue. Our initial relationship with a customer begins with the sale of an Ulthera System. The Ulthera System consists of an ultrasound control unit, a handpiece and multi-patient disposable transducers. System revenue includes revenue from sales of control units and handpieces. Our standard terms do not allow for trial or evaluation periods, rights of return or refunds. However, in certain circumstances we offer physicians the opportunity to purchase with the right to return the system if certain conditions with respect to treatment volumes are not met over a specified period after the sale. We require the physician to pay for the system to receive the right of return. System revenue comprised 58% of our total revenue for the nine months ended September 30, 2012 and 46% of our total revenue for the nine months ended September 30, 2013.

Disposable Revenue. Disposable revenue consists of recurring sales of multi-patient disposable transducers. On average, each transducer can be used for three full face and neck procedures (i.e., eyebrow, neck and under the chin) when used in accordance with our operating guidelines. However, the actual number of procedures per transducer may vary depending upon the regions treated and physician judgment. Transducer revenue comprised 42% of our total revenue for the nine months ended September 30, 2012 and 54% of our total revenue for the nine months ended September 30, 2013. We estimate that over 200,000 Ulthera procedures have been performed commercially.

Cost of Revenue

Cost of revenue consists primarily of costs of finished products purchased from our third-party manufacturers, the cost of product warranties and royalty expense paid to Guided Therapy Systems, LLC, or GTS, which is affiliated with a member of our board of directors.

A substantial portion of our products are manufactured at a third-party manufacturing facility in Tempe, Arizona. The manufacturer is in the process of moving its manufacturing operations to Guadalajara, Mexico. We intend to maintain our relationship with this third party as it transitions the location of its manufacturing facility, while at the same time building inventory in anticipation of this move. We have also increased the amount of contract manufacturing performed by an existing third-party manufacturer in San Diego, California. We perform final testing and distribution of our Ulthera System and transducers at our facility in Mesa, Arizona.

Royalty Expense to a Related Party. Royalty expense to a related party consists of royalty payments to GTS. In November 2005, we entered into an exclusive license agreement with GTS and Ardent Sound, Inc., or Ardent Sound, pursuant to which GTS and Ardent Sound granted us an exclusive, worldwide, royalty-bearing, sublicensable license in certain fields of use under certain patents, patent applications and know-how relating to the Ulthera System and Ultherapy procedure. The term of the license agreement extends until the last of these licensed patents expire, which is currently expected to occur in 2030, although our obligation to pay royalties may expire earlier. Pursuant to this license agreement, we pay GTS royalties tied to net sales of licensed products, including the Ulthera System and transducers.

Gross Profit

Our gross profit margins have increased from 71% in each of the years ended December 31, 2011 and 2012 to 77% in the nine months ended September 30, 2013. The increase in our profit margins is largely due to changing to a larger contract manufacturer with the ability to spread their overhead and other costs over larger production runs which enables them to offer more favorable manufacturing rates. This change occurred in the latter half of 2012 and has resulted in a decrease to our product costs which has continued into 2013. In addition, we implemented cost saving initiatives including design changes to our system, and were able to achieve a reduced scrap rate in our transducer manufacturing process.

Operating Expenses

Sales and Marketing. Our sales and marketing costs primarily consist of salaries, bonuses, benefits and incentive compensation. Costs also include expenses for travel, trade shows and other promotional and marketing activities, including direct and online marketing. We expect our sales and marketing expenses to increase in absolute dollars as we increase our headcount and expand our physician and consumer marketing programs.

General and Administrative. Our general and administrative costs primarily consist of expenses associated with our executive, accounting and finance, legal, information technology and human resource departments. These expenses consist of personnel-related expenses, including salaries, bonuses, benefits, stock-based compensation, facilities costs, independent registered public accounting firm costs, legal fees, consultants, travel and insurance. We expect our general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and infrastructure and the costs associated with becoming a public company, such as reporting and compliance costs.

Clinical and Regulatory. Our clinical and regulatory costs consist of expenses associated with clinical trials, medical affairs, and regulatory activities. Costs include personnel-related expenses, including salaries, bonuses, benefits, travel and payments for clinical trials and consultants. Regulatory costs also include expenses for various compliance audits and other filing fees.

Research and Development. Our research and development costs primarily consist of contracted payments, salaries, bonuses and benefits for employees and contractors engaged in research and development. We expect our research and development expenses to increase in absolute dollars as we continue to invest in improving and enhancing our Ulthera System and treatment protocol. We are also exploring the development of additional indications and potential therapeutic uses for our platform technology.

Research and Development to a Related Party. Our research and development costs paid to a related party consist of payments for contracted research and development services with GTS.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP. The preparation of our financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our financial statements, which, in turn, could materially change our results from those reported. Management evaluates its estimates, assumptions and judgments on an ongoing basis. Historically, our critical accounting estimates have not differed materially from actual results. However, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material adverse effect on our statements of operations, liquidity and financial condition.

We believe the following critical accounting policies involve significant areas where management applies judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, title has transferred, the price or fee is fixed or determinable, and collectability is reasonably assured. Revenue is deferred in the event that any of the revenue recognition criteria are not met.

Persuasive evidence of an arrangement. For initial sales in the United States, we use contracts for both control unit and transducer sales to determine the existence of an arrangement for customers. For sales outside of the United States, we use purchase orders for both control unit and transducer sales to determine the existence of an arrangement for distributors. For the majority of our U.S. customers, a credit card authorization is required before a transducer order can be placed. However, certain customers are given payment terms.

Transfer of title. Title transfers upon shipment.

Sales price fixed or determinable. We assess whether the sales price is fixed or determinable at the time of the transaction. Our standard terms do not allow for trial or evaluation periods, rights of return or refund, payments contingent upon the customer obtaining financing or other terms that could impact the customer’s obligation.

In certain circumstances on initial sale, we agree to allow physicians to return their system if certain conditions with respect to treatment volume are not met over a period of 12 months after the sale. We have provided for an allowance for sales returns based on our evaluation of historical return experience and specific sales with a potential for return. The allowance for sales returns is included as a reduction of revenue in the statements of operations. See further information in Note 2 to our audited financial statements included elsewhere in this prospectus.

Collectability. We assess whether collection is reasonably assured based on a number of factors, including the customer’s past transaction history.

We sell some of our systems in sales arrangements that contain other deliverables, such as extended warranties on the control unit, training and marketing support, all of which are considered separate units of accounting for determination of revenue recognition. In such instances, we record revenue upon sale of the control unit and the relative sales value of any undelivered elements in these arrangements is deferred until we have performed on our obligations. Except for extended warranties, we typically deliver and recognize revenue for the undelivered items and services within a month after shipment of the control unit.

The extended warranties provide for additional years beyond our standard warranty. The revenue on extended warranty sales is deferred and recognized ratably over the term of the extended warranty contract. The current portion of deferred revenue relating to extended warranty was $806,000 and $1,958,000 as of December 31, 2011 and 2012, respectively, and $1,731,000 as of September 30, 2013.

Sales and excise taxes collected from customers and remitted to governmental authorities are excluded from revenue in the statements of operations.

Stock-Based Compensation

We recognize compensation costs related to stock-based awards granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

The following table sets forth our total stock-based compensation expense for awards granted in the years ended December 31, 2011 and 2012, and the nine months ended September 30, 2012 and 2013:

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$3	$4	$3	$4
Sales and marketing	108	94	71	110
General and administrative	119	95	72	85
Clinical and regulatory	24	25	19	19
Research and development	37	40	30	37

Total	$291	$258	$195	$255

Fair Value of Common Stock. The fair value of the shares of common stock underlying our stock options has historically been determined by our board of directors. Because there has been no public market for our common stock and in the absence of recent arm’s-length cash sales transactions of our common stock with independent third parties, our board of directors has determined the fair value of our common stock by considering at the time of grant a number of objective and subjective factors, including the following: the value of tangible and intangible assets of our company; the present value of anticipated future cash flows of our company; the market value of stock or equity interests in similar corporations and other entities engaged in businesses substantially similar to those engaged in by our company; our current financial condition and anticipated expenses; our need for additional capital; current and potential strategic relationships and competitive developments; the prices at which we have sold shares of our preferred stock to investors; the rights, preferences and privileges of our preferred stock relative to our common stock; and regular periodic valuations from an independent third-party valuation firm.

Following the completion of this offering, the fair value of our common stock generally will be determined by reference to the closing sales price of a share of our common stock on the grant date (or if there is no closing price as of such date, the last preceding date for which a closing sales price is quoted), provided that with respect to any equity awards granted after the effectiveness of the registration statement of which this prospectus forms a part, but prior to the date on which the shares subject to this offering are publicly traded, the fair value will be the initial public offering price set forth on the cover page of this prospectus.

Convertible Preferred Stock Warrant Liability

Our convertible preferred stock warrants are accounted for as liabilities and are subject to remeasurement at each balance sheet date. Any change in fair value is recognized as a component of other expense in the consolidated statements of operations and comprehensive loss. The fair value of the warrants is determined using an option pricing model, which approximates the binomial lattice model. The fair value of the warrants can fluctuate based on the assumptions used in the model. Any warrants that remain outstanding following completion of this offering will automatically become exercisable into common stock rather than preferred stock. At that time, we will no longer be required to account for these warrants as liabilities.

Allowances for Doubtful Accounts and Sales Returns

We provide an allowance for doubtful accounts by evaluating specific past-due receivables, customers’ financial condition, historical collection information, and current economic conditions. A receivable is considered to be past due based on the terms of the customer’s invoice. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. Based upon historical experience, we also estimate returns from physicians with the right to return on the initial system purchases. The allowance for sales returns is reflected as a reduction of net revenue in our statements of operations. Changes in the economic environment or customers’ financial condition could require a change to the allowance for doubtful accounts and sales returns.

Income Taxes

From inception we incurred annual losses from continuing operations, and accordingly, we determined that a valuation allowance should be recorded against all of our deferred tax assets. We considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance and evaluate the need for a valuation allowance on a regular basis utilizing both positive and negative evidence available at the time. The determination of recording or releasing a tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that we will generate sufficient future taxable income against which the benefits of our deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to our ability to generate revenue, gross profits, operating income and taxable income in future periods. Based upon management’s assessment of all available positive and negative evidence, including cumulative losses from continuing operations, we concluded, as of September 30, 2013, that it was more likely than not that our net deferred tax assets would not be realized.

JOBS Act

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies.

Results of Operations

Comparison of Nine Months Ended September 30, 2012 and 2013

	Nine months ended September 30,		Change
	2012	2013	$
	(in thousands)
Net revenue	$41,881	$57,178	$15,297

Cost of revenue	10,956	10,736	(220)
Royalty expense and cost of revenue to a related party	1,556	2,264	708

Total cost of revenue	12,512	13,000	488

Gross profit	29,369	44,178	14,809

Operating expenses:
Sales and marketing	15,453	26,148	10,695
General and administrative	4,997	7,342	2,345
Clinical and regulatory	4,692	4,650	(42)
Research and development	3,298	3,078	(220)
Research and development to a related party	401	1,056	655

Total operating expenses	28,841	42,274	13,433

Income from operations	528	1,904	1,376

Interest income	1	—	(1)
Interest expense	(12)	(128)	(116)
Other expense	(1,040)	(2,100)	(1,060)

Total other expense	(1,051)	(2,228)	(1,177)

Loss before income taxes	(523)	(324)	199

Income tax (provision) benefit	(207)	151	358

Net loss	$(730)	$(173)	$(557)

Net Revenue. Total net revenue increased by $15.3 million, or 37%, to $57.2 million for the nine months ended September 30, 2013 compared to $41.9 million for the same period in 2012. Revenue in the United States increased to 68% of total net revenue for the nine months ended September 30, 2013 compared to 58% of total net revenue for the same period in 2012. Average selling prices in the United States have historically been higher than average selling prices outside the United States which reflects our use of distributors outside the United States.

System Revenue. System revenue increased by $2.3 million, or 10%, to $26.4 million for the nine months ended September 30, 2013 compared to $24.1 million for the same period in 2012. System revenue represented 46% and 58% of total net revenue for the nine months ended September 30, 2013 and 2012, respectively. We believe the increase in system revenue was attributable to increased sales volume in the United States due to our receipt of FDA clearance in October 2012 for under the chin and neck lift indication, our introduction of technology reducing patient discomfort during treatment, an increased focus by our territory managers on system sales and the increased percentage of sales in the United States which positively impacted the weighted average global selling price.

Disposable Revenue. Disposable revenue increased by $13.0 million, or 73%, to $30.7 million for the nine months ended September 30, 2013 compared to $17.8 million for the same period in 2012. Disposable revenue represented 54% and 42% of total net revenue for the nine months ended September 30, 2013 and 2012, respectively. We believe the increase in disposable revenue from sales of transducers was attributable to the growing installed base, introduction of technology reducing patient discomfort during treatment and the FDA clearance we received in October 2012 for lifting skin on the neck and under the chin, our establishment of field-based practice managers and, to a lesser extent, the increased percentage of sales in the United States which positively impacted the weighted average global selling price.

Cost of Revenue. Cost of revenue decreased by $0.2 million, or 2%, to $10.7 million for the nine months ended September 30, 2013 compared to $11.0 million for the same period in 2012. The decrease was primarily due to decreased production costs per unit attributable to our change to a larger contract manufacturer in the latter part of 2012 that offered more favorable production rates as well as our cost reduction projects, one of which reduced the scrap rate on our high volume transducer manufacturing costs, all of which were partially offset by increased sales volume.

Royalty Expense and Cost of Revenue to a Related Party. Royalty expense and cost of revenue to a related party increased by $0.7 million, or 46%, to $2.3 million for the nine months ended September 30, 2013 compared to $1.6 million for the same period in 2012. The increase is due to an increase in sales over the 2012 period.

Gross Profit Margins. Margins increased to 77% for the nine months ended September 30, 2013 compared to 70% in the nine months ended September 30, 2012. This was largely due to our change to a larger contract manufacturer in the latter part of 2012 that offered more favorable production rates. We also implemented design changes on our system in 2013 and achieved other cost saving initiatives, such as a reduced scrap rate on our transducer manufacturing which contributed to a decrease in product costs. In addition, we sold more systems in the United States in the 2013 period which positively impacted the weighted average global selling price.

Sales and Marketing. Sales and marketing expenses increased by $10.7 million, or 69%, to $26.1 million for the nine months ended September 30, 2013 compared to $15.5 million for the same period in 2012. The increase in sales and marketing expenses was primarily due to a $7.0 million increase in personnel related costs, including headcount, salaries, benefits, incentive compensation and employee training, a $1.3 million increase in travel and related expenses due to an increased number of field-based practice managers, a $0.7 million increase in promotional demonstration products and a $0.7 million increase related to tradeshows, speaker honoraria and advertising.

General and Administrative. General and administrative expenses increased by $2.3 million, or 47%, to $7.3 million for the nine months ended September 30, 2013 compared to $5.0 million for the same period in 2012. The increase in general and administrative expenses was primarily due to a $1.5 million increase in personnel related costs largely attributable to increases in our accounting, finance and human resource headcount, a $0.4 million increase in rent expense as we moved to a larger office space in October 2012 and a $0.5 million increase in information technology related expenses due to increased headcount and implementation of our new enterprise resource planning system.

Clinical and Regulatory. Clinical and regulatory expenses were flat year over year due to a transfer of personnel from clinical and regulatory into sales and marketing related to a change in their job responsibilities. There was an increase of $0.9 million in personnel related and travel expenses, offset by a $0.9 million decrease in clinical trials costs.

Research and Development. Research and development expenses were flat year over year. Research and development expenses may fluctuate in future periods due to the timing of initiation of projects.

Research and Development to a Related Party. Research and development to a related party increased by $0.5 million, or 113%, to $0.9 million for the nine months ended September 30, 2013 compared to $0.4 million for the same period in 2012. The increase in research and development to a related party was due to an increase in contracted development services provided by GTS.

Interest Income. Interest income decreased by $1,000 to $0 for the nine months ended September 30, 2013 compared to $1,000 for the same period in 2012, due to changes in our cash management policies.

Interest Expense. Interest expense increased by $116,000 to $128,000 for the nine months ended September 30, 2013 compared to $12,000 for the same period in 2012. The increase in interest expense was primarily due to interest payments made on the bank term loan.

Other Expense. Other expense increased by $1.1 million, or 102%, to $2.1 million for the nine months ended September 30, 2013 compared to $1.0 million for the same period in 2012. The increase in other expense was primarily due to the increase in value of our Series C preferred stock warrants offset by a grant received from the Arizona Commerce Authority during the nine months ended September 30, 2012.

Income Tax (Provision) Benefit. Income tax provision decreased by $0.4 million to a $0.2 million benefit for the nine months ended September 30, 2013 from income tax expense for the nine months ended September 30, 2012. This was primarily the result of the impact of alternative minimum tax and state income taxes.

Comparison of Years Ended December 31, 2011 and 2012

	Years ended December 31,		Change
	2011	2012	$
	(in thousands)
Net revenue	$41,072	$59,386	$18,314
Cost of revenue	9,234	14,593	5,359
Royalty expense and cost of revenue to a related party	2,741	2,484	(257)

Gross profit	29,097	42,309	13,212

Operating expenses:
Sales and marketing	17,875	22,281	4,406
General and administrative	4,244	7,386	3,142
Clinical and regulatory	3,514	6,705	3,191
Research and development	2,947	4,379	1,432
Research and development to a related party	1,962	649	(1,313)

Total operating expenses	30,542	41,400	10,858

Income (loss) from operations	(1,445)	909	2,354
Interest income	2	1	(1)
Interest expense	(41)	(62)	(21)
Other expense	(798)	(1,287)	(489)

Total other expense	(837)	(1,348)	(511)

Income tax provision	—	(185)	(185)

Net loss	$(2,282)	$(624)	$1,658

Net Revenue. Total net revenue increased by $18.3 million, or 45%, to $59.4 million for the year ended December 31, 2012 compared to $41.1 million for the year ended December 31, 2011. Revenue in the United States decreased to 57% of total net revenue for the year ended December 31, 2012 compared to 61% of total net revenue for the year ended December 31, 2011.

System Revenue. System revenue increased by $9.2 million, or 36%, to $34.6 million for the year ended December 31, 2012 compared to $25.4 million for the year ended December 31, 2011. System revenue represented 58% and 62% of total net revenue for the years ended December 31, 2012 and 2011, respectively. We believe the increase in system revenue was primarily attributable to increased sales volume due to gaining regulatory approval in Brazil in early 2012, increased system sales to existing distributors and sales generated by additional U.S. territory managers. There was a decrease in the weighted average global selling price due to increased international sales as a percentage of total net revenue.

Disposable Revenue. Disposable revenue increased by $9.1 million, or 58%, to $24.8 million for the year ended December 31, 2012 compared to $15.7 million for the year ended December 31, 2011. Disposable revenue represented 42% and 38% of total net revenue for the years ended December 31, 2012 and 2011, respectively. We believe the demand for transducers increased as a result of the growing installed base.

Cost of Revenue. Cost of revenue increased by $5.4 million, or 58%, to $14.6 million for the year ended December 31, 2012 compared to $9.2 million for the year ended December 31, 2011. This was primarily due to the increase in sales volume in 2012 over 2011.

Royalty Expense and Cost of Revenue to a Related Party. Royalty expense to a related party decreased by $0.3 million, or 9%, to $2.5 million for the year ended December 31, 2012 compared to $2.7 million for the year ended December 31, 2011. This was primarily due to a one-time decrease in the contracted royalty rate paid in 2012, partially offset by higher sales volumes.

Gross Profit. Margins were flat at 71% for the year ended December 31, 2012 compared to the same period in 2011. We sold more systems outside the United States which reduced the global average selling price which was offset by a reduced royalty rate paid to our related party from 2011 to 2012 pursuant to our licensing agreement, as well as some reduced production costs on higher volume in sales of transducers.

Sales and Marketing. Sales and marketing expenses increased by $4.4 million, or 25%, to $22.3 million for the year ended December 31, 2012 compared to $17.9 million for the year ended December 31, 2011. The increase in sales and marketing expenses was primarily due to a $3.1 million increase in sales and personnel related costs, including increased headcount, salaries, benefits and incentive compensation, $0.4 million increase in bad debt expense and $0.4 million increase due to consulting expenses.

General and Administrative. General and administrative expenses increased by $3.1 million, or 74%, to $7.4 million for the year ended December 31, 2012 compared to $4.2 million for the year ended December 31, 2011. The increase in general and administrative expenses was primarily due to increases in our executive, accounting and finance headcount resulting in increased salary and related costs of $1.5 million, legal costs of $0.7 million and a $0.4 million in increased facilities and information technology related expenses.

Clinical and Regulatory. Clinical and regulatory expenses increased by $3.2 million, or 91%, to $6.7 million for the year ended December 31, 2012 compared to $3.5 million for the year ended December 31, 2011. The increase in clinical and regulatory expenses was due to a $2.2 million increase attributable to additional personnel to support physician training required by increased sales volume. In addition, there was an increase in clinical trials expense of $0.7 million.

Research and Development. Research and development expenses increased by $1.4 million, or 49%, to $4.4 million for the year ended December 31, 2012 compared to $2.9 million for the year ended December 31, 2011. The increase in research and development expenses was primarily due to an increase in headcount resulting in increased salary and related costs.

Research and Development to a Related Party. Research and development to a related party decreased by $1.3 million, or 67%, to $0.6 million for the year ended December 31, 2012 compared to $2.0 million for the year ended December 31, 2011. The decrease in research and development to a related party expenses was primarily due to our hiring of internal research and development staff reducing our use of contracted research and development services.

Interest Income. Interest income decreased by $1,000, or 50%, to $1,000 for the year ended December 31, 2012 compared to $2,000 for the year ended December 31, 2011, due to changes in our cash management policies.

Interest Expense. Interest expense increased by $21,000, or 51%, to $62,000 for the year ended December 31, 2012 compared to $41,000 for the year ended December 31, 2011. The increase in interest expense was primarily due to interest payments made in 2012 on the bank term loan.

Other Expense. Other expense increased by $489,000, or 61%, to $1.3 million for the year ended December 31, 2012 compared to other expenses of $798,000 for the year ended December 31, 2011. The increase in other expense was primarily due to the increase in value of our Series C Preferred Stock warrants offset by a grant received from the Arizona Commerce Authority during 2012.

Income Tax Provision. Income tax provision increased by $0.2 million to $0.2 million for the year ended December 31, 2012 from no income tax benefit or expense for the year ended December 31, 2011. This was primarily the result of certain state income tax assessments with no offsetting loss carry forwards.

Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly statements of operations data and our unaudited statements of operations data for each of the seven most recent quarters to the period ended September 30, 2013. We have prepared the quarterly data on a consistent basis with our audited consolidated financial statements included in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results of operations to be expected for a full year or any future period.

Seasonality

Our business is affected by seasonal trends during the summer months in the United States and Europe due to vacations taken by our physician customers and their patients. Specifically, we believe that both systems and transducer revenue during quarterly periods ending September 30 will continue to be negatively affected by seasonality as physicians tend to be on vacation during this time. Systems revenue during quarterly periods ending December 31 have historically been stronger because physicians in the United States often make capital equipment purchases at year end to take advantage of favorable tax credits that expire at the end of the year. Our operating expenses are not materially impacted by seasonality.

In addition to seasonal trends, our quarterly revenue may be uneven due to the timing of distributor and corporate account orders. Our distributors tend to purchase in large quantities and may place orders greater than or less than 90 days apart, resulting in unpredictable quarterly revenue variations. In addition, historically when we have gained regulatory approval to market into a new geographical region, there has been a higher level of initial orders which then decrease in volume in subsequent quarters. Lastly, if we conduct business with a corporate account, that account may purchase a large quantity of systems and transducers at the outset of the agreement as it implements Ultherapy into its practice, with the volume of system purchases decreasing in subsequent quarters.

	For the three months ended,
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013
Statement of Operations Data:			(in thousands)
Net revenue	$12,885	$15,683	$13,313	$17,505	$15,250	$23,396	$18,532
Cost of revenue:
Cost of revenue	3,784	3,816	3,357	3,636	3,209	4,437	3,090
Royalty expense and cost of revenue to a related party	565	428	562	929	502	875	887

Total cost of revenue	4,349	4,244	3,919	4,565	3,711	5,312	3,977

Gross profit	8,536	11,439	9,394	12,940	11,539	18,084	14,555

Operating expenses:
Sales and marketing	4,870	5,482	5,101	6,828	7,894	9,920	8,334
General and administrative	1,408	1,726	1,863	2,389	2,386	2,427	2,529
Clinical and regulatory	1,373	1,601	1,718	2,013	1,612	1,625	1,413
Research and development	1,094	1,091	1,114	1,080	1,118	909	1,051
Research and development to a related party	198	53	149	249	203	251	602

Total operating expenses	8,943	9,953	9,945	12,559	13,213	15,132	13,929

Income (loss) from operations	(407)	1,486	(551)	381	(1,674)	2,952	626
Interest income	1	—	—	—	—	—	—
Interest expense	—	(1)	(11)	(50)	(35)	(46)	(47)
Other income	(421)	(711)	93	(247)	(600)	(521)	(979)

Total other expense	(420)	(712)	82	(297)	(635)	(567)	(1,026)

Income tax (provision) benefit	(236)	200	(171)	22	813	(813)	151

Net income (loss)	$(1,064)	$974	$(640)	$106	$(1,496)	$1,572	$(249)

Liquidity and Capital Resources

We have generated operating income in the nine months ended September 30, 2012 and 2013 and generated positive cash flows from our operations in the nine months ended September 30, 2013. At September 30, 2013, we had an accumulated deficit of $35.6 million.

As of September 30, 2013, we had working capital of $10.1 million. For the nine months ended September 30, 2013, we generated enough cash to support operations without any debt or equity issuances. In 2012, we supplemented cash from operations with our term loan with Silicon Valley Bank, or SVB, of $2.0 million. In 2011, we primarily financed our activities through our Series C preferred stock financing. Our cash flows from operating activities are significantly affected by our investments in operations, including working capital and corporate infrastructure to support and expand our ability to generate revenue, research and development, sales and marketing and general and administrative activities.

We believe that our existing cash, cash flows from our operating activities and increased credit facility described below will be sufficient to fund our operations for at least the next 12 months. If events or circumstances occur such that we do not meet our operating plan as expected, we may be required to reduce certain spending related to employee headcount, our sales and marketing initiatives or other expenses to meet our obligations as they become due. This could have an adverse effect on our ability to achieve our intended business objectives.

Our ability to continue to meet our obligations and to achieve our business objectives is dependent primarily upon our ability to execute on our business plan, including generating sufficient revenue and cash flows from operating activities. If we are unable to execute on our business plan and adequately fund our operations, we may need to seek additional financing and/or reduce our investment in growing our business. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. The sale of additional equity could result in additional dilution to our stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. There can be no assurance, however, that we will be able to generate sufficient cash from operations to adequately fund our operating needs or sustain profitability, or that additional financing will be available on terms acceptable to us, if at all.

Summary Statement of Cash Flows

The following table shows a summary of our cash flows for each of the two years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

	Years ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
	(in thousands)
Net cash (used in) provided by
Operating activities	$(4,280)	$2,919	$(2,173)	$3,185
Investing activities	(370)	(1,084)	(461)	(858)
Financing activities	9,060	2,047	2,032	(98)

Net increase (decrease) in cash and cash equivalents	$4,410	$3,882	$(602)	$2,229

Comparison of Nine Months Ended September 30, 2012 and 2013

Net Cash (Used in) Provided by Operating Activities. For the nine months ended September 30, 2013, net cash provided by operating activities was $3.2 million and consisted of a net loss of $0.2 million, non-cash items of $7.1 million, including a $2.3 million adjustment to the warranty liability, a net increase in operating assets of $3.2 million and a decrease in operating liabilities of $0.6 million.

The significant items in the change in operating assets include the increase in accounts receivable of $1.0 million generated from shorter times to collect payments and customers using third-party lease financing, offset by an increase in inventory of $1.4 million to keep pace with increased sales volumes. The significant changes in liabilities consist of an accounts payable decrease of $2.7 million, offset by an increase in accrued and other liabilities of $2.3 million.

For the nine months ended September 30, 2012, net cash used in operating activities was $2.2 million and consisted of a net loss of $0.7 million, non-cash items of $3.5 million, including a $1.2 million adjustment to the warrant liability, a net increase in operating assets of $5.8 million and an increase in operating liabilities of $0.9 million. The significant changes in operating assets and liabilities include an increase in accounts receivable of $4.2 million due primarily to higher sales volumes. Prepaid assets also increased by $0.9 million as we acquired a new ERP system that became operational during the quarter ended December 31, 2012. Accrued and other liabilities increased $1.5 million due to increased operating expenses.

Net Cash (Used in) Provided by Investing Activities. Net cash used in investing activities was $0.5 million and $0.9 million for the nine months ended September 30, 2012 and 2013, respectively. The amounts related entirely to purchases of property and equipment.

Net Cash (Used in) Provided by Financing Activities. Net cash provided by financing activities for the nine months ended September 30, 2012 was $2.0 million and consisted of proceeds from our term loan with SVB. Net cash used in financing activities for the nine months ended September 30, 2013 was less than $0.1 million and consisted of payments on our term loan with SVB.

Comparison of Years Ended December 31, 2011 and 2012

Net Cash (Used in) Provided by Operating Activities. For the year ended December 31, 2012, net cash provided by operating activities was $2.9 million and consisted of a net loss of $0.6 million, non-cash items of $5.6 million, a net increase in operating assets of $7.4 million and an increase in operating liabilities of $5.2 million. The significant changes in operating assets include an increase in accounts receivable of $6.8 million due primarily to higher sales volumes. The significant changes in liabilities include an accounts payable increase of $1.7 million as expenses increased and the days our payables were outstanding increased. In addition, accrued and other liabilities increased $3.7 million due to an increase in accrued bonuses of $0.8 million and an increase in other accrued liabilities of $1.5 million.

For the year ended December 31, 2011, net cash used in operating activities was $4.3 million and consisted of a net loss of $2.3 million, non-cash items of $3.6 million including $0.7 million in an adjustment of our warrants’ fair value and an increase in current assets of $10.5 million, offset by a net increase in liabilities of $4.9 million. The increase in current assets was primarily attributable to an increase in accounts receivable of $9.4 million due primarily to higher sales volumes. The net increase in liabilities includes an accounts payable increase of $2.3 million due to increasing expenses and an increase in the number of days our payables were outstanding. In addition, accrued and other liabilities increased as a result of $2.2 million in accrued compensation and a $2.0 million increase in other accrued items at year end. These increases were offset by a decrease of $1.8 million as we paid GTS for development services.

Net Cash (Used in) Provided by Investing Activities. Net cash used in investing activities was $0.4 million and $1.1 million for the years ended December 31, 2011 and 2012, respectively. The amounts related to purchases of property and equipment. Purchases of property and equipment were primarily for tooling equipment to support our research and development and manufacturing activities.

Net Cash (Used in) Provided by Financing Activities. Net cash provided by financing activities during the year ended December 31, 2011 was $9.1 million and primarily consisted of proceeds from the Series C financing. Net cash provided by financing activities during the year ended December 31, 2012 was $2.0 million and consisted of proceeds from the term loan with SVB for $2.0 million.

Contractual Obligations and Commitments

Credit Facility

In December 2009, we entered into two loan and security agreements with SVB (the “SVB loan agreements”). In January 2014, in order to provide financing for the Cabochon acquisition and to increase our available revolver, we amended and restated the loan agreements, as previously amended to date (the “2014 SVB credit facility”). The 2014 SVB credit facility provides for a term loan of up to $20.0 million, the entire amount of which was funded on February 3, 2014 in conjunction with the consummation of the Cabochon acquisition (the “acquisition term loan”). The proceeds of the acquisition term loan were used solely to fund the Cabochon acquisition and to prepay the $1.6 million in outstanding term loans originally funded under the existing loan agreements. The 2014 SVB credit facility also provides us a revolving line of credit in the aggregate principal amount of up to $10.0 million (the “revolving line of credit”). As of the date hereof, we have not drawn upon the revolving line of credit.

The acquisition term loan bears interest at a fixed annual rate equal to 7.50%. We are required to make interest-only payments on the acquisition term loan for the 12-month period commencing February 3, 2014. At our option, we may prepay the outstanding principal balance of the acquisition term loan in whole or in part, subject to prepayment fees.

The 2014 SVB credit facility is secured by substantially all of our personal property other than our intellectual property, with a covenant not to pledge our intellectual property for any reason. In addition, the 2014 SVB credit facility includes affirmative and negative covenants including, among other things, a financial covenant relating to the maintenance of minimum net revenue and restrictions on our dispositions of assets, incurrence of additional indebtedness, ability to merge or acquire other entities or assets, and our ability to pay dividends, make investments and grant liens, in each case subject to certain exceptions. The SVB credit facility also includes events of default, the occurrence and continuation of which provide SVB with the right to exercise remedies against us and the collateral securing the loans under the SVB credit facility, including foreclosure against our property securing the credit facilities, including our cash.

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include operating lease obligations and payments of principal and interest of our outstanding indebtedness. Changes in our business needs, fluctuating interest rates and other factors may result in actual payments differing from these estimates. Although certain payments occur on a fixed schedule, the timing and amounts of some of these payments are estimated. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the table in order to assist in the review of this information within the context of our consolidated financial position and results of operations. The following table summarizes our fixed contractual obligations and commitments, as of September 30, 2013.

	Payment due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Contractual Obligations:
Third-party contract manufacturer(1)	$7,953	$7,953	$—	$—	$—
Operating lease obligations	4,924	707	1,484	1,521	1,212
Term loan obligations(2)	1,845	667	1,178	—	—

Total(3)	$14,722	$9,327	$2,662	$1,521	$1,212

(1)	Pursuant to our contract manufacturing agreement with Jabil, we provide Jabil with forecasts of our product needs, three months of which represent non-cancelable orders. We have the right to cancel the contract with six months’ notice.
(2)	Excludes obligations of $20.0 million plus interest incurred in February 2014 under our 2014 SVB credit facility.

(3)	Excludes obligations pursuant to our agreement for the acquisition of Cabochon which provides for an upfront payment of $20.0 million, an additional $5.0 million in payments contingent on achieving certain milestones and uncapped performance based payments, and which closed in February 2014.

Operating Lease Obligations

We are obligated under operating leases for office space and office equipment. The office lease expires in June 2020, but may be renewed for one consecutive period of five years. We are responsible for our share of increases in costs incurred by the landlord in the operation, maintenance, repair and management of the property. The office equipment leases are non-cancelable and range in expiration from April 2014 to February 2016.

SVB Warrant

In December 2009, in connection with the SVB loan agreements, we entered into a warrant agreement with SVB (the “SVB warrant”), under which we granted SVB the right to purchase 15,873 shares of our Series B preferred stock, subject to certain adjustments. In connection with the 2014 SVB credit facility, in January 2014, the SVB warrant was amended to change its expiration date. The SVB warrant, as amended, is exercisable in whole or in part at any time prior to the expiration date of the warrant agreement, which is the date that is the earlier of (i) December 16, 2018 and (ii) the date that is three years following the effective date of the registration statement filed in connection with our initial public offering.

Unsecured Convertible Promissory Notes and Warrants

On April 1, 2010, we entered into a convertible note and warrant purchase agreement with certain holders of our preferred stock pursuant to which we (i) issued and sold unsecured promissory notes that were convertible into equity securities (the “convertible notes”), and (ii) issued and sold warrants to purchase shares of our preferred stock (the “bridge warrants”) for a nominal purchase price. In accordance with the purchase agreement, the proceeds from the sale and issuance of the convertible notes were to be used for working capital purposes. All principal and accrued but unpaid interest on the convertible notes converted into shares of Series C preferred stock on January 25, 2011 and is included in the interest expense line in the statement of operations.

The purchasers of the convertible notes were issued warrants to purchase an aggregate of 1,593,564 shares of Series C preferred stock at $0.6589 per share. The warrants had a fair value of $195,000 upon issuance which was determined using an option pricing model, which approximates the binomial lattice model, and are included in warrant liability on our balance sheet. The liability is being marked to market at each balance sheet date. We recorded other expense of $712,000, $1.4 million and $2.3 million for the years ended December 31, 2011 and 2012 and nine months ended September 30, 2013, respectively. As of September 30, 2013, the warrants have not been exercised.

Indemnification

In accordance with our certificate of incorporation and bylaws, we have indemnification obligations to our officers and directors for specified events or occurrences, subject to some limits, while they are serving at our request in such capacities. In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered or intend to enter into indemnification agreements with each of our directors and officers before the completion of this offering. There have been no claims to date, and we have director and officer insurance that may enable us to recover a portion of any amounts paid for future potential claims.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable SEC regulations) that are reasonably likely to have a current or future material effect on our financial condition, revenue and expenses results of operations, liquidity, capital expenditures or capital resources, except warrants and stock options.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. These market risks are principally limited to interest rate fluctuations and foreign currency exchange rates fluctuations.

Interest Rate Fluctuations

We do not enter into investments for trading or speculative purposes. Our cash and credit card receivables would not be impacted by an immediate 10% increase in interest rates and, therefore, we do not expect our operating results or cash flows to be materially affected to any material degree by a sudden change in market interest rates. We also have a fixed rate term loan with SVB, which would not be impacted by any increase in interest rates. Our revolving line of credit with SVB has a floating interest rate that would be impacted by an increase in interest rates.

Foreign Currency Exchange Rate Fluctuations

All of our sales and substantially all of our expenses are denominated in U.S. dollars. We are not currently exposed to any significant foreign currency exchange rate risk and, as a result, we do not currently hedge any foreign currency exposure.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, or ASU 2013-11, relating to Income Taxes (Topic 740), which provides guidance on the presentation of unrecognized tax benefits. The intent of ASU 2013-11 is to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. ASU 2013-11 is effective for years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on our financial statements.

Business

Overview

We are a global medical device company focused on developing and commercializing clinically proven, safe and effective technologies for aesthetic and medical applications. Our first commercial product, the Ulthera System, is a therapeutic ultrasound technology platform with integrated, real-time ultrasound imaging. The Ultherapy procedure performed using the Ulthera System is the only energy-based treatment cleared by the FDA for the non-invasive lifting of the eyebrow and skin on the neck and under the chin. Ultherapy for the face and neck is a 60-90 minute procedure with no post-procedure patient downtime and is clinically proven to provide safe and measureable results following a single treatment session. Because Ultherapy stimulates the body’s natural tissue repair processes, patients typically see initial results within 30 days after treatment with improved results occurring during the six months post-treatment. The Ultherapy procedure utilizes our proprietary platform to deliver micro-focused ultrasound energy, creating thousands of thermal coagulation points, or TCPs, at prescribed depths below the surface of the skin. Each TCP reaches the optimal temperature threshold of approximately 60-70° Celsius to stimulate tissue repair resulting in the formation of new collagen. This is accomplished non-invasively without damaging the skin surface, thus avoiding post-treatment patient downtime. The FDA-cleared imaging capabilities of our platform technology provide the ability to accurately visualize and target optimal treatment depths based on each patient’s unique anatomy, thereby enhancing safety. We have validated the Ulthera System in a multitude of clinical trials, demonstrating that a single Ultherapy treatment safely and measurably lifts skin. The Ulthera System is comprised of a control unit, a handpiece and multi-patient disposable transducers that have been designed to image and deliver energy at prescribed depths optimized for the purpose of lifting skin. This flexible product design positions the Ulthera System for additional applications and supports a business model that incorporates a system sale and recurring revenue from disposable sales.

We generate revenue from selling Ulthera Systems as well as selling multi-patient disposable transducers. For the nine months ended September 30, 2013, we generated net revenue of $57.2 million and operating income of $1.9 million. Recurring revenue from transducer sales comprised 54% of net revenue for this period. To date, over 2,000 Ulthera Systems have been sold globally and we estimate that over 200,000 Ultherapy procedures have been performed commercially.

We received our CE mark in 2008 and first commercialized our platform technology outside the United States in the fourth quarter of 2008. In September of 2009, we received FDA clearance for an eyebrow lift indication and began commercialization in the United States soon after. We received our second FDA clearance for lifting skin on the neck and under the chin in October of 2012 and are currently performing clinical trials to support regulatory applications for clearance to commercialize additional aesthetic and medical indications for our platform technology. In December 2013, we received our third FDA clearance for visualization of the dermal and subdermal layers of tissue up to 8.0mm below the surface during Ultherapy to ensure proper coupling of the transducers to the skin and to confirm the appropriate depth of treatment. Most recently, we submitted an application for the reduction in lines and wrinkles of the skin on the chest (décolletage), and the submission is currently pending with the FDA. Outside the United States, we have regulatory clearance to market Ultherapy in over 50 countries across Europe, Asia, Latin America and Canada. In addition, we have expanded indications in over 35 countries internationally. We sell the Ulthera System to plastic surgeons, facial plastic surgeons, dermatologists and other physician practices that perform aesthetic procedures. We have a direct sales organization in the United States, which is targeting a group of 8,500 identified physicians in the near term. Our U.S. sales team includes territory managers who are dedicated to selling Ulthera Systems, and practice managers who support customers to help them increase procedure volume. Outside the United States, we market our products through a network of over 40 distributors with support from Ulthera zone directors, marketing specialists and clinical specialists.

Core to our strategy is building long-term relationships with both our physician and patient customers. We accomplish this by expanding clinical applications for the Ulthera System, by providing training support for customers, hosting marketing events to drive consumer demand and finally, by implementing strategic direct-to-

consumer marketing programs. This approach has enabled us to earn and sustain high-value pricing with attractive margins for both physicians and ourselves. In addition, based on our commercial data, we believe physicians typically can recoup their investment in the Ulthera System in less than six months, assuming normal use.

The International Society of Aesthetic Plastic Surgery, or ISAPS, estimates that 14.7 million aesthetic procedures were performed in 2011 in the top 25 global markets. In the United States, which is the world’s largest market for aesthetic procedures, the American Society of Aesthetic Plastic Surgery, or ASAPS, estimates that Americans spent $11.0 billion on aesthetic procedures in 2012. Furthermore, ASAPS reports that there has been a 250% increase in the total number of procedures from 1997 to 2012, led by a 461% increase in non-surgical procedures. Of the five most common surgical procedures in the United States in 2012, facelift procedures were the fastest-growing. While surgical procedures for lifting the skin, such as facelifts, are effective, they require significant surgical skills, are expensive, painful and require post-procedure downtime during recovery. While there is significant patient demand for non-surgical skin lifting, until recently there has not been an effective solution for patients. Lasers and radiofrequency-based technologies have attempted to provide solutions to address this market segment, but are bounded by technological limitations that impact safety and effectiveness. We believe that Ultherapy, as the only FDA-cleared, energy-based treatment that non-invasively lifts the eyebrow and skin on the neck and under the chin, is an attractive option for patients who do not want to undergo surgery due to the associated risks. Therefore, we believe Ultherapy represents a potentially new and expanding market with access to a new customer segment.

In February 2014, we acquired Cabochon Aesthetics, Inc., or Cabochon, a developer and manufacturer of a precision microblade system for the minimally invasive treatment of cellulite in the office setting. We believe that this offering will be attractive to our existing and target customers, based on its clinically proven efficacy and safety profile, the common nature of cellulite and the lack of consistently effective treatment options. Leveraging our existing commercial organization, we plan to launch this product on a limited basis in the latter part of 2014.

Market Overview

The global market for aesthetic procedures is large and growing. The International Society of Aesthetic Plastic Surgery, or ISAPS, estimates that in 2011, 14.7 million aesthetic procedures were performed in the top 25 global markets with 30% of the total procedures performed in North America and approximately 45% in Asia and South America. The growth in aesthetic procedures in recent years has been unprecedented with the American Society for Aesthetic Plastic Surgery, or ASAPS, estimating a 250% increase in the total number of aesthetic procedures in the United States from 1997 to 2012. The majority of this growth was fueled by non-surgical procedures that increased by 461%, with surgical procedures increasing by approximately 80%. We expect growth to continue, driven by lifestyle and demographic trends, and technological advancements that improve the patient experience.

Product innovation has had a strong impact on the growth and evolution of nearly all medical device markets over the past 30 years, with the introduction of less invasive and non-surgical options being key drivers of procedure volume across many different markets. The aesthetic procedure market has displayed similar trends, as new technologies have improved patient outcomes, reduced costs and made new procedures possible. An important trend in aesthetic procedures has been the emergence of non-surgical products that offer patients and physicians a more attractive safety and efficacy profile with quicker recovery periods. Such products have significantly grown the aesthetics market by creating new product categories or increased consumer demand for existing segments through the introduction of effective non-surgical alternatives. For example, the introduction of botulinum toxin injections (e.g., BoTox TM) for the treatment of glabellar lines in 2002 addressed a substantial area of consumer interest and created an entirely new product category that has since grown from approximately $176 million in 2002 cosmetic sales to greater than $900 million in estimated 2013 cosmetic sales. In addition, the introduction of dermal fillers in 2004 to smooth the appearance of moderate to severe facial wrinkles and folds unlocked significant unmet patient demand for such procedures creating a $1.0 billion market in 2013.

Innovations of this nature have significantly impacted the aesthetic medicine landscape such that over 56% of total aesthetic procedures performed worldwide in 2011 were non-surgical in nature.

While recent developments have led to the introduction of non-surgical alternatives, the ability to lift patients’ skin historically has been challenging on a non-surgical basis. Although facelifts effectively lift and firm facial skin, they produce inconsistent results and are painful, costly, require great skill to perform, carry surgery-associated risks and require significant post-procedure patient downtime. As such, while facelift procedures were the fastest growing of the five most popular surgical procedures in the United States in 2012 according to ASAPS, we believe that potential demand for non-surgical skin lifting without the risks associated with surgery is significantly greater.

Aesthetic procedures are performed by a broad group of physicians. The core physician group comes mostly from skin-related specialties, including dermatologists, plastic surgeons and facial plastic surgeons, but many physicians performing aesthetic procedures represent other medical specialties such as OBGYNs and ENTs as well as general practitioners. We estimate there are over 30,000 such physicians in the United States of which we are targeting approximately 8,500 in the near term based on their current aesthetic offerings. Since aesthetic procedures are primarily cash pay, they provide physicians the ability to supplement the income they receive from reimbursed procedures. We believe this provides an incentive for more physicians to offer aesthetic procedures and will drive further penetration of aesthetics amongst physicians who already offer such procedures.

Limitations of Skin Lifting Procedures

Physicians currently perform a number of invasive procedures to lift loose skin on the eyebrow, neck and under the chin including rhytidoplasty (facelift), forehead (eyebrow) lift and platysmaplasty (neck lift). Surgical procedures that lift facial skin seek to address the structural weakening of the subdermal layers of skin that become loose and sag as people age due to the decline in key dermal proteins such as collagen and elastin. In a facelift, the surgeon makes a large incision and dissects away superficial skin layers to reveal the structural layers of muscle and connective tissue and “lifts” these deeper layers to address laxity, removing any excess tissue. When the structure of the facial skin is restored, the surface layers (dermis and epidermis) are re-attached. Until the Ulthera System received marketing clearance from the FDA, patients did not have a non-surgical option for lifting that provided safe and meaningful results. Surgery is the gold standard for aesthetic skin lifting and can create the most dramatic results. However, patients have expressed significant interest in alternatives to surgical procedures given their concerns with safety, unpredictability of results, convenience and cost. We believe that these issues have limited the growth rate of skin lifting procedures.

Surgical procedures present the following limitations:

•	Surgical risks. All surgical procedures carry risks of bleeding, infection, local or widespread scarring, perforation, nerve damage and hemorrhage, among others. These procedures generally require general or local anesthesia, which carries additional risks.

•	Unpredictable results. The outcomes of these procedures are highly dependent on the skill of the surgeon performing the procedure as well as the individual patient’s anatomy, which can lead to variability in results, even amongst patients of any one surgeon. Repeat surgery is also much more difficult as a result of scar tissue formation.

•	Pain and downtime. Invasive procedures involve substantial pain and may require weeks of downtime during post-surgical recovery. As a result, patients may need to spend significant time away from work and take prescribed pain medications for extended periods of time post-surgery.

•	High cost. Invasive procedures are significantly more expensive for patients than non-surgical aesthetic procedures, and therefore may be cost prohibitive for some patients who would otherwise undergo a skin lifting procedure.

Laser and radiofrequency based technologies have attempted to provide solutions to address this market segment, but do not have FDA clearance to commercialize a product with a skin lifting indication. They have significant technological limitations that have restricted their safety and effectiveness, including:

•	Inability to target the appropriate depth. Tissue laxity results from structural weakening in the foundational layers of skin. As such, skin lifting procedures should generally target skin structures at depths of at least 3.0mm to be effective. Current non-surgical procedures involving laser or radiofrequency energy are limited to treating the superficial layers of skin (<3.0mm of depth) and are therefore not suitable for skin lifting. Radiofrequency is limited to delivering energy to depths of approximately 2.0-3.0mm, with the maximum energy intensity delivered at the skin surface. Lasers treat at the skin surface, do not penetrate significantly below 1.0mm of depth and may result in adverse effects, such as discoloration and scarring.

•	Difficulty in achieving the threshold energy needed for efficacy. Collagen contraction and denaturation is optimized at a temperature threshold between 60-70° Celsius. This temperature also stimulates the body’s natural tissue repair and promotes collagen formation. Radiofrequency, or RF, devices heat the structural layers to between 40-55° Celsius. However, most RF devices that reach temperatures above 43° Celsius do not provide epidermal cooling that is necessary to prevent adverse surface effects. With lasers, ablative energy is absorbed in the most superficial layers, preventing energy delivery to the deeper structures. In addition, light energy naturally stimulates pigment-producing cells in the skin and can cause both hypo- and hyperpigmentation. Both of these energy modalities may cause surface effects such as burns or scarring. In addition, to achieve appreciable results with these technologies, multiple treatment sessions are typically required.

•	Safety concerns due to inability to visualize treatment area. Skin lifting procedures should generally precisely target focal points of the sub-dermal layer to comprehensively stimulate collagen formation and achieve measurable results. Not only should energy be reliably delivered at the specific depths and temperatures mentioned above, but it is also essential that treatments avoid bone and major vessel structures. While lasers are precise in their ability to target superficial layers, they lack visualization capacities to avoid sensitive structures. RF devices have a low degree of precision since heat is applied volumetrically and also lack added safety features such as visualization during treatment.

Our Solution

The Ultherapy procedure performed by the Ulthera System is the only FDA-cleared, energy-based aesthetic treatment that non-invasively lifts the eyebrow and skin on the neck and under the chin. The procedure is clinically proven to be safe and effective and provides patients with measurable results. Ultherapy is administered using the Ulthera System consisting of a control unit, handpiece and multi-patient disposable transducers. The procedure utilizes our proprietary ultrasound technology to image and visualize skin down to 8.0mm of depth while precisely delivering micro-focused ultrasound (thermal energy) to stimulate the building of new collagen in multiple layers of skin. Ultherapy is based on the scientific principle that thermal injuries caused by heating to threshold temperatures of approximately 60-70° Celsius stimulate the body’s natural tissue repair and healing processes. During an Ultherapy procedure, the treatment area is visualized and ultrasound energy is then delivered repeatedly, creating thousands of TCPs, or micro injuries, at specific depths below the surface of the skin. These micro injuries stimulate a natural healing process that ultimately results in lifting of the skin.

The Ulthera System Consistently Heats Tissue at Multiple Treatment Depths

We believe Ultherapy is an attractive procedure for both patients and physicians. Ultherapy represents a safe, less expensive option than surgery for patients who are interested in non-invasive lifting of the eyebrow and skin on the neck and under the chin in a procedure available as a single treatment session without post-procedure downtime. For physicians, Ultherapy represents an effective procedure with high patient satisfaction and the opportunity for compelling financial returns for their practices.

Benefits to Patients:

•	Clinically-proven results. We have conducted 36 clinical trials (31 closed and five ongoing) involving more than 1,200 patients. We submitted the results of three of these trials to the FDA to successfully support indications for lifting the eyebrow and skin on the neck and under the chin. Because Ultherapy stimulates the body’s natural collagen formation processes, patients typically see initial results within 30 days after treatment with improved results occurring during the six months post-treatment.

•	Excellent safety profile. With over 2,000 Ulthera Systems deployed globally and over 200,000 commercial treatments performed, Ultherapy has proven to be a safe treatment option for patients. The combination of ultrasound imaging, the Ulthera System’s real-time procedural guidance software, along with the ability to deliver focused thermal energy precisely below the surface of the skin have been significant factors contributing to this safety profile.

•	Enhanced patient satisfaction. Ultherapy allows patients to achieve measurable aesthetic results without the pain, expense, downtime and risks associated with surgical facelifts or other minimally invasive alternatives for skin tightening and rejuvenation. A single Ultherapy treatment session in accordance with our recommended face and neck treatment guidelines requires approximately 60-90 minutes to achieve efficacy rather than the multiple treatments required by many other in-office procedures.

The following images depict what we believe are representative results of Ultherapy treatments.

Neck:

Under the chin:

Eyebrow:

Benefits to Physicians:

•	Differentiated, high-value product offering. Ultherapy allows physicians to address an unmet consumer demand for a safe and effective non-invasive skin lifting procedure, potentially expanding their clinical practices. To the extent we are successful in receiving FDA clearances for additional indications over time, the value of this platform technology to their practices will be enhanced.

•	Attractive return on investment. Based on our commercial data, we believe our technology provides an attractive return on investment to physicians who purchase the Ulthera System. Physicians can typically recoup their initial investment in the Ulthera System within six months of purchase assuming normal use. In addition, with the availability of attractive third-party financing options, physicians can be cash-flow positive with respect to their investment in the Ulthera System from the first month of ownership. Finally, subject to some exceptions, under state law in the United States and in many markets outside of the United States, our physician customers can generally allow nurse practitioners, technicians and other non-physicians to perform Ultherapy procedures under their supervision.

•	Training. We offer customer training following the purchase of every Ulthera System. We also hold advanced training classes for clinicians to educate them on the latest treatment techniques and allow them to share best practices with one another.

•	Marketing support. We invest in marketing support for our growing customer base. In the United States, practice managers work with Ultherapy practices to develop customized business plans for driving system and transducer utilization. In addition, we are piloting direct-to-consumer marketing initiatives with the goal of increasing demand for Ultherapy procedures.

Our Strategy

Ulthera’s mission is to Lift Lives by improving the appearance and quality of life of patients using clinically proven, safe and effective technologies. We accomplish this by developing and commercializing technologies that enable physicians to address the unmet needs of their patients. To meet this goal, we intend to:

•

Grow the installed base of Ulthera Systems globally. We plan to expand our installed base of systems both in the United States and internationally. In the United States, we have a direct sales force of territory managers dedicated to driving new system sales to physician practices. Following a system purchase, territory managers transition the customer relationship to practice managers so that the territory managers can focus on increasing the installed base. We use lead generation programs to replenish the sales pipeline with well-qualified leads. In addition to individual physician practices, we also expect to grow the installed base by selling to large multicenter corporate accounts. The market for non-surgical aesthetic procedures outside the United States remains strong, and we see this as an attractive area for continued growth. Internationally, we currently utilize a network of over 40 distributors and have regulatory clearance to sell our products in over 50 countries across Europe, Asia, Latin America and Canada. We intend to seek regulatory clearances in other select developed and emerging markets internationally.

•	Drive increased utilization within our installed base. We plan to further grow sales by leveraging the growing installed base of systems by increasing their utilization. Multi-patient disposable transducers represent a long-term, recurring revenue stream. Disposable revenue comprised 54% of Ulthera’s net revenue for the nine months ended September 30, 2013, up from 42% of net revenue in 2012. In 2012 we established the field-based practice manager role to help our U.S. physician customers optimize professional and commercial success using the Ulthera System. Practice managers work with physician customers to develop customized business plans, which are designed to improve the patient experience and increase procedure volume in their practices. We intend to continue to add practice managers in order to partner effectively with our physician customers as the installed base of users grows through the efforts of territory managers. Outside the United States, we drive utilization by working with distributors to implement tailored strategies that have proven to be successful in the U.S. market.

•	Enhance Ulthera’s value proposition to our customers. We operate our business to execute on strategies to enhance the value Ultherapy offers to each of our key customer groups, who we consider to include physicians using our products, our international distributors and patients receiving Ultherapy treatments. In order to build and maintain long-term relationships with physician customers and distributors, we provide a variety of additional services and development opportunities such as advanced training courses, physician user events and distributor events. Our customer service, marketing and medical affairs groups also interact closely with physicians and distributors to provide expertise in each of their respective areas. We will continue to invest in offering such programs as we believe they enhance the customer experience and build loyalty. We have also recently begun a co-op advertising initiative, partnering with key practices to share the costs of local promotional efforts. In order to drive demand and increase knowledge of the Ultherapy experience for existing and prospective patients, we have implemented direct-to-consumer marketing initiatives. Our worldwide public relations efforts have increased brand awareness through nationwide and local media impressions, and we intend to continue this public relations strategy. In a short time frame and with limited investment to date, we have demonstrated success with our consumer marketing initiatives and plan to invest more heavily in those programs that have proven to be successful. Finally, we utilize social media to increase awareness and build relationships with current and future Ultherapy physician and patient customers worldwide.

•	Focus on clinical activities and validation. The Ulthera System is the only energy-based treatment cleared by the FDA for the non-invasive lifting of the eyebrow and skin on the neck and under the chin, and we intend to continue to prioritize rigorous clinical development as a highly data-driven company. As of December 31, 2013, we have conducted 36 clinical trials (31 closed and five ongoing) using the Ulthera System. We conduct clinical trials to demonstrate safe and measurable results for both existing and new applications, as well as to support the greater understanding of the biological effects created by our ultrasound platform technology. Furthermore, we strive to have these studies presented at conferences and published in peer-reviewed journals to increase visibility among target physicians. We intend to continue to pursue clinical activities that demonstrate the benefits of our products for existing and new indications that establish and validate the benefits of the core technology and enhance our product development efforts. We believe this rigorous clinical development-focused strategy is valuable in driving increased physician adoption and greater consumer demand.

•

Expand our product portfolio through additional indications, technology improvements and selective product acquisitions. Since our inception, we have invested in and commercialized a number of enhancements to our product offering. We intend to continue to drive value of the Ulthera System through clinical development and commercialization of new indications and are currently exploring additional aesthetic and medical applications. On the product side, we have provided three software upgrades, refined the ergonomics of the Ulthera System handpiece, and developed narrow-width transducers to enhance the Ulthera System user experience. We will continue to provide system enhancements, upgrades and improved functionality to drive value of the Ulthera System. Finally, we intend to continue to explore strategic alliances and acquisition opportunities that provide us with access to innovative technologies, complementary product lines, or new markets that leverage our investment in Ulthera’s commercial organization and adhere to our commitment to high quality clinical data. Consistent with this approach, we recently completed the acquisition of Cabochon, which has developed a minimally-invasive technology for the treatment of cellulite in the office setting.

The Ultherapy Experience

We designed the Ulthera System as a technology platform capable of offering solutions for multiple unmet needs in aesthetics and medical dermatology. Our initial FDA-cleared and marketed applications address aesthetic skin lifting, specifically lifting of the eyebrow and skin on the neck and under the chin.

Patient Experience

Ultherapy is an office-based procedure for patients who are interested in skin lifting but who do not want to undergo a surgical procedure. A single Ultherapy procedure may take as little as 15 minutes for an eyebrow lift or 60-90 minutes for a lift of the eyebrow and the skin on the neck and under the chin. During the procedure patients experience multiple pulses of heat at the treatment site as energy is delivered precisely to the targeted layer of skin tissue. Since all energy is deposited at a focal point below the surface of the skin and the energy is delivered in pulses rather than in a continuous fashion, superficial skin tissue is spared and patient discomfort is minimized. If discomfort is a concern, it is generally recommended to offer patients NSAIDs for relief.

After completion of an Ultherapy procedure, patients may resume their normal activities right away, including work and exercise. Ultherapy patients generally do not experience any significant adverse side effects. In our clinical trials, patients experienced slight or moderate redness of the skin, swelling and discomfort, all cases of which were temporary and resolved without incident. We have also received reports of redness of the skin, marks on the skin, bruising, numbness and discomfort during or following the procedure in commercial use, although these effects are generally temporary.

Patient Consultation

Prior to undergoing Ultherapy, a patient is assessed by a physician to determine which treatment or combination of treatments may best achieve the patient’s desired results.

We train physician customers to explain to patients how Ultherapy works, the aesthetic results they should expect from Ultherapy and the time frame to experience these results. Our physician customers are instructed to inform patients that Ultherapy activates the natural process of collagen formation so that they understand the expected time to optimal results, the duration of results, as well as the potential to repeat treatments to achieve desired results. Based on the patient’s aesthetic needs and budget, physicians can offer Ultherapy for different treatment areas: (i) eyebrow, neck and under the chin that takes approximately 60-90 minutes, (ii) neck that takes 30-50 minutes or (iii) eyebrow that takes 15 minutes. Initial results following a single Ultherapy procedure are typically achieved within 30 days after treatment with improved results occurring during the six months post-treatment.

The Ultherapy Procedure

Once the consultation is complete and the desired Ultherapy treatment plan identified, the procedure is performed by a trained physician or physician-supervised healthcare provider. The clinician selects an appropriate transducer for the desired therapy based on the specific energy delivery depth and treatment area. The transducer is then inserted into the handpiece, which is connected to the control unit. Next, the clinician applies ultrasound gel to the transducer and applies it to the treatment area. The transducer registers an ultrasound image on the control unit display facilitating visualization of the anatomy at the treatment site, including any target dermal layers and bone. Using this image as a guide, the clinician ensures proper positioning of the transducer, confirms avoidance of sensitive anatomic structures (such as bones), and initiates the delivery of the energy by pressing a button on the handpiece. The energy is delivered in pulses in a line along the length of the transducer, with space between them to ensure the TCPs are discrete. The handpiece is then moved to the next treatment area and the process is repeated. The lines are delivered until the desired treatment areas are covered at the prescribed depths using different transducers. The parameters and progress of the treatment are displayed and stored in the control unit.

The Ulthera System and Transducers

We generate revenue from sales of the Ulthera System and recurring sales of multi-patient disposable transducers. Included with the system sale is a five-year warranty for U.S. customers and a two-year warranty for international customers, and appropriate marketing materials in multiple languages. Multi-patient disposable transducers are available in a variety of treatment depths and application widths. Our transducers have an FDA-mandated shelf life of one year from their time of manufacture. We provide a standard warranty on transducers through the expiration of their shelf life.

The Ulthera System

The Ulthera System consists of a control unit with an LED touch screen monitor and a handpiece that engages the transducer. The handpiece is connected to the control unit with a cable. The system is controlled from an intuitive “Home Bar” on the touch screen. Also displayed on the screen is a Graphical User Interface, or GUI, for monitoring the treatment, and displaying the real-time ultrasound image. The GUI has graphical depictions of various treatment regions with clear visual instructions for performing the procedure. The number of lines of energy delivered by each transducer in each treatment region is tracked, enabling the clinician to focus on administering the treatment. The Ulthera System can be used in a standard physician treatment room without any special requirements or modifications. The system is compact and can be placed on a cart (provided by Ulthera) making it easy to move between treatment rooms.

The Ulthera System contains software that tracks and stores data on each procedure performed and information codes generated during its use. Upon receiving consent from the physician, we collect and analyze the data to help physician customers better understand their usage patterns thereby improving their marketing plans, utilization and profitability. The data is also used to ensure high safety standards. In the case of any performance irregularities, the system shuts down immediately.

Ulthera Transducers

Our transducers are used to image the skin tissue down to 8.0mm and deliver energy at prescribed depths. Our current transducer portfolio includes six transducers addressing three depths with broad and narrow tip options. Narrow tip transducers allow for more efficient energy delivery to smaller treatment areas. A combination of transducers is used to perform most Ultherapy treatments. Operating guidelines built into our GUI have been established for optimal results.

Multi-patient disposable transducers

Our Technology

The Ulthera System is a platform based on the scientific principle that ultrasound energy can be delivered into the body safely, non-invasively and in a precisely focused manner without damaging surface or intervening tissue. This technology can not only be harnessed for visualization, but also for therapy.

The Ulthera System, in combination with appropriate transducers, is used to deliver heat precisely at various anatomical depths without damaging intervening or surface tissue. This technology can be leveraged for multiple aesthetic and medical uses. For current aesthetic applications, the ultrasound energy delivered creates discrete thermal coagulation points or thermally derived micro injuries at the point of focus such as in the deep dermis and superficial musculoaponeurotic system, or SMAS. The targeted tissue is heated to approximately 60-70°C in order to activate the tissue repair pathways in the skin. This tissue repair is a biological process characterized by the creation of new structural tissue such as collagen, among other effects. In a recent clinical trial, we used a quantitative measure to demonstrate that Ultherapy substantially increases collagen production, compared to control, within the first four weeks after treatment. Collagen is a protein that is widely present in the skin tissue and contributes to the integrity and elasticity of the skin. As people age, collagen in the skin weakens resulting in less tension at the skin surface and a sagging appearance. The new collagen that is generated by the Ultherapy treatment restores the skin’s elasticity thereby producing a lift and a more youthful appearance.

The Ulthera System also harnesses the imaging capabilities of ultrasound providing a combination of real-time imaging with therapy from a single device. The visualization enables clinicians to view the underlying anatomy and avoid sensitive structures such as bones. This enables consistent and reproducible treatment delivery and enhances patient safety. Also, the imaging displays a patient’s unique anatomy thus providing the clinician the ability to customize treatment for that patient.

Clinical History and Development of the Ulthera System

The founding principles of using focused ultrasound for therapy with imaging to non-invasively and selectively lift tissue were originated by researchers at Guided Therapy Systems, LLC, or GTS, based in Mesa, Arizona. The research demonstrated the feasibility of using focused ultrasound energy to non-invasively heat skin and subcutaneous tissue to achieve tissue contraction. In 2005, we obtained an exclusive, worldwide license to the ultrasound technology developed by GTS in certain fields of use.

We initiated animal and clinical testing to support the development of the Ultherapy procedure. We worked with researchers at the Wellman Institute for Photomedicine at Massachusetts General Hospital and Massachusetts Eye and Ear Infirmary (a teaching hospital of Harvard Medical School) to develop tissue models for the characterization of tissue effects following ultrasound exposure. These scientific studies used objective endpoints, including histologic assessments and outcome evaluation by blinded physician review, and provided evidence of the safety and efficacy of the Ultherapy procedure. As of December 31, 2013, there were 20 peer-reviewed scientific journal articles discussing the effects of the Ulthera technology and 51 abstracts that have been presented at medical conferences, both by physicians affiliated with us as clinical and scientific advisors, and by unaffiliated physicians.

Preclinical Studies for the Ulthera System

The Ulthera System has been evaluated in a series of preclinical studies to demonstrate that the device performs as intended, meets its specifications, and is safe and suitable for clinical use. These studies verified and validated electrical safety, electromagnetic compatibility, mechanical properties and software performance. In addition, functional preclinical studies were conducted to verify and validate device performance.

Preclinical studies were conducted using a porcine skin model, which has a similar skin structure to human skin. We evaluated the effects of delivering Micro-Focused Ultrasound energy with Visualization, or MFU-V, to porcine tissues under varied source settings (see White, W.M., Makin, I.R., Slayton, M.H., Barthe, P.G., Gliklich, R.: Selective Transcutaneous Delivery of Energy to Porcine Soft Tissues Using Intense Ultrasound (IUS). Lasers in Surgery and Medicine 40: 67-75, 2008). Exposures were performed at escalating power settings and different exposure times (in the range of 1-7.6 J) using three transducers with unique frequencies and focal depths. Ultrasound imaging was performed before and after MFU-V exposure to detect changes in tissue consistency. Porcine tissues were examined histologically for thermal lesions. This study demonstrated that the Ulthera System can reliably achieve discrete TCPs at various depths within the reticular dermis layer while sparing damage to the epidermal surface.

Similar findings have been confirmed in human cadaver studies. In one such study, MFU-V was used to target the facial SMAS layer of the skin, to produce TCPs in the SMAS, and to demonstrate the relative sparing of adjacent non-targeted layers superficial and deep to the SMAS layer (see White, W.M., Makin, I.R., Slayton, M.H., Barthe,

P.G., Gliklich, R.: Selective Creation of Thermal Injury Zones in the Superficial Musculoaponeurotic System Using Intense Ultrasound Therapy. Arch Facial Plast Surg 9:22-29, 2007). This study used human cadaveric specimens and delivered energy at a variety of frequencies in multiple facial regions by varying combinations of power and exposure time. Tissue was then excised and examined grossly and histologically for evidence of thermal injury. Results showed that reproducible TCPs were produced selectively in the SMAS. Surrounding tissue including the epidermis was again spared. The ability to produce focused thermal collagen denaturation in the SMAS to induce shrinkage and tissue tightening had not been previously reported and demonstrated significant implications for aesthetic facial rejuvenation. We further demonstrated that the Ulthera System reliably created small, well-confined TCPs using post mortem human skin samples (see Laubach, H.J., Makin, I.R., Barthe, P.G., Slayton, M.H., Manstein, D.: Intense Focused Ultrasound: Evaluation of a New Treatment Modality for Precise Microcoagulation within the Skin. Dermatologic Surg 34:727-734, 2008).

Clinical Studies for the Ulthera System

As of December 31, 2013, 36 clinical trials have been initiated using the Ulthera System with 31 closed. Three clinical studies support our clearances with the FDA: a safety study at Massachusetts Eye and Ear Infirmary, a pivotal study at Northwestern University in Chicago (Alam et al.: Ultrasound Tightening of Facial and Neck Skin: a Rater-Blinded Prospective Cohort Study. J Am Acad Dermotol 62: 262-269, 2010) for brow lift, and a pivotal study at the University of Texas Southwestern Medical Center (UTSW) for lifting and tightening the neck and under the chin region.

Clinical Safety Pilot Study

A prospective, open-label clinical safety study was conducted in 15 subjects who were scheduled to undergo a limited rhytidectomy (mini-facelift) procedure. The objective of this clinical study was to demonstrate the conclusion that the Ulthera System provides controlled TCPs in the dermis while sparing the epidermis. Safety was assessed in terms of skin inflammation, pain, adverse events, and histology.

Subjects were treated with the Ulthera System in the area targeted for resection 24 hours before or four to 12 weeks prior to undergoing a mini-facelift. The investigator performed a treatment using the Ulthera System according to the instructions provided in the protocol and based upon the treatment plans verified and validated in prior preclinical testing.

Fifteen subjects were treated; seven subjects underwent the facelift surgery within 24 hours following treatment with the Ulthera System and eight subjects underwent the facelift surgery within four to 12 weeks after treatment. During treatment, 1,300 ultrasound exposure pulses were delivered per subject using three different transducers. There was no disruption to the epidermis noted in any subject, no adverse events noted and no delayed adverse sequellae to the treated skin. The skin tissue was excised in each case during the mini-facelift procedure either immediately or four to 12 weeks after treatment. The tissue was frozen, sectioned and stained for gross and histopathological evaluation. Histopathological analysis of acute samples of skin tissue treated with the Ulthera System (within 24 hours) showed TCPs below the skin epidermis with complete epidermal preservation. Histopathology was also performed on the tissue excised from those subjects who underwent a delayed facelift (four to 12 weeks following treatment with the Ulthera System). No definitive findings of discrete coagulative changes were observed in the delayed cases, and there were no findings of extensive fibrous tissue or tissue scarring.

The Ulthera System was determined to be safe for delivery of targeted, precise and consistent regions of thermal coagulation in the dermis and subcutaneous tissues while sparing the epidermis.

Clinical Safety and Efficacy Pivotal Study for Eyebrow Lift Indication

A prospective, rater-blinded clinical study was conducted at Northwestern University (Alam et al.). The objectives of this clinical study were to: (i) demonstrate the safety of the Ultherapy procedure and (ii) achieve eyebrow elevation resulting from tissue coagulation and tightening. Thirty-five subjects were enrolled in the study. Enrolled subjects were of either sex over the age of 21, who had a desire to obtain an improvement of eyebrow elevation and had chosen to receive Ultherapy. Enrollment was open to all skin types, as designated under the Fitzpatrick scale including levels I-VI.

Subjects were treated with the Ulthera System on the face and neck. The investigator performed treatments using the Ulthera System according to the instructions provided in the protocol. The investigator selected the transducer and treatment plan for each individual subject. Thirty-five subjects were treated using the Ulthera System and three transducers were used. All subjects were followed for over 90 days to assess safety and effectiveness.

All subjects completed and tolerated the procedure well. There was no disruption to the epidermis observed in any subject and no adverse events were observed. Further there was no evidence of skin hyper- or hypo-pigmentation in subjects for up to 10 months following treatment.

A masked, clinical assessment of eyebrow position was performed by evaluating pre- and post-treatment images to determine efficacy. Subjects underwent standardized photographic evaluations on day zero (pre-treatment), and day 90 (post-treatment). Three board-certified physicians assessed the eyebrow height and characteristics by reviewing in a randomized order the day zero and day 90 images of each subject. The cumulative result of the three masked reviewers was an 85.7% “Improved” evaluation for the 35 subjects. Twenty-four subjects treated with the Ulthera System completed a patient satisfaction survey at eight to 10 months post-treatment. The survey demonstrated that 75% of the subjects were either satisfied or very satisfied with improvement in their eyebrow position after the Ultherapy procedure. In addition, 75.5% of the subjects demonstrated a measurable improvement in eyebrow height at day 90 post-treatment.

This clinical study using the Ulthera System to treat the face and neck demonstrated safe and efficacious delivery of ultrasound energy. The procedure also resulted in a clinically significant improvement of the eyebrow position in the majority of subjects, while preserving the epidermis.

Clinical Safety and Efficacy Pivotal Study for Submental and Neck Lift Indication

An open-label, prospective, non-randomized, clinical trial at UTSW was conducted to examine the safety and efficacy of the Ulthera System for treating the lower face, submentum (region under the chin) and neck to achieve improvement in submental and neck skin laxity. The objectives of this clinical study were to: (i) demonstrate the safety of the Ultherapy procedure and (ii) demonstrate improvement in jawline definition and submental laxity by quantitative assessment of the amount of visible tissue lift.

In this study, 70 subjects (ranging in age from 35 to 58 years), received Ultherapy on the lower face and submentum with multiple transducers, as determined by the investigator for each subject. Improvement in jawline definition and submental laxity was assessed at 90 days by quantitative assessment of the amount of visible tissue lift seen in the photographs and comparison of pre- and post-treatment photographs by three masked clinician reviewers. All subjects were followed for over 90 days to assess safety and effectiveness. Patient satisfaction was assessed at 90 and 180 days post-treatment.

Study subjects were assessed for adverse events immediately post-procedure, and then at 60, 90 and 180 days. A total of seven adverse events were reported; however, only three were considered device/procedure related (welting of the skin within the treated area in each case). All of the events resolved with no residual sequellae. The three device-related adverse events were considered mild in nature and resolved.

The quantitative assessment for the right and left side of the face yielded a response rate of 72.9% (51 out of 70) of subjects that had a visible tissue lift of ≥ 20.0 mm2 of the submental region when comparing the pre-treatment and 90-day post-treatment photos. The average areas of tissue lift in the study subjects who were considered responders were 71.97 mm2 and 71.69 mm2 for their left and right sides, respectively. The quantitative results were consistent for the right and left sides of the face. 84.3% of subjects who were identified as responders by quantitative assessment were also identified as responders in the qualitative masked assessment. Based on the masked assessment conducted by three experienced clinicians of pre- and 90-day post-treatment photograph pairs, 68.6% of subjects had improvement, defined as visibly observable tissue lift, in the submental region and neck. The patient satisfaction questionnaire indicated that 67% of the subjects saw an improvement in face and neck characteristics.

This study demonstrated that Ultherapy is safe and efficacious for the improvement in submental (beneath the chin) and neck skin laxity.

Product Development and Research and Development (R&D)

Product development and R&D activities are focused on expanding platform uses and optimizing the technology for current and new indications.

•	Expanding platform use. We have conducted 36 clinical trials, many of which focus on new applications for the Ulthera System. The aesthetic applications explored in the trials include treatment of the décolletage area, peri-orbital and peri-oral wrinkles, knees, buttocks, abdomen and arms. We are currently pursuing regulatory clearances to commercialize some of these applications in attractive markets globally. We have also conducted studies on therapeutic uses of the platform including hyperhidrosis, rosacea and acne. Where results are promising, we are working on customizing transducers in order to improve efficacy and marketability prior to pursing FDA clearance.

•	Platform enhancements. In addition to expanding the platform for other aesthetic and medical uses, we are working to further enhance the Ulthera System to improve performance, boost user experience, and reduce manufacturing and repair costs. The R&D and product marketing teams work closely with the sales force to ensure we incorporate customer feedback throughout the development process. Some of the platform enhancements released include an ergonomic handpiece, narrow-width transducers and software upgrades that improve patient comfort and user experience. Finally, we place a strong emphasis on system security to prevent unauthorized third-party changes that may affect patient safety.

•	Cabochon Aesthetics. We recently completed the acquisition of Cabochon, a developer and manufacturer of a product system for the minimally invasive treatment of cellulite by physicians. We believe that this offering will be attractive to our existing and target customers, based on its clinically proven efficacy and safety profile, the common nature of cellulite and the lack of consistently effective treatment options. While the current iteration of the product has been cleared by the FDA and is ready for commercialization, we will continue to seek to optimize the product and plan to launch the product on a limited basis in the latter part of 2014.

Sales and Marketing

In the United States, we market the Ulthera System directly to plastic surgeons, facial plastic surgeons, dermatologists and other physician specialties as well as general practitioners who have experience performing and marketing aesthetics. Outside the United States, we sell to distributors who in turn market and sell our system to aesthetic practices. We have sold over 2,000 Ulthera Systems globally. For the year ended December 31, 2011, one distributor customer accounted for 12% of our net revenue. For the year ended December 31, 2012 and nine months ended September 30, 2013, no single customer accounted for greater than 10% of net revenue.

Sales

In the United States, we sell the Ulthera System via a direct salesforce. As of December 31, 2013, the U.S. sales organization had 62 employees, including: territory managers whose focus is selling the Ulthera System to increase the installed base, practice managers, whose focus is to help customers commercialize Ultherapy in their practices, regional directors who oversee the territory managers and practice managers in their region, and a national sales director. The goals, incentives and compensation for the U.S. sales organization are designed to align the team with Ulthera’s long-term strategy and goals. This structure also enables focus on system and transducer revenue as we believe the opportunity for growth remains significant for both. In addition, we have sales professionals dedicated to selling to multicenter aesthetic practices in the United States.

Outside the United States, we sell the Ulthera System through a network of over 40 distributors. We have an internationally based team of zone directors, clinical specialist and marketing specialist to support the distributor network across Asia Pacific, Europe, Latin America and Canada. These resources not only help us find the appropriate distributor partners, but also aid the distributors to market and sell the Ulthera System and Ultherapy procedures. Prior to contracting with a distributor, we have a vetting process to help ensure our brand is maintained. We require distributors to provide customer training, invest in marketing, and maintain high standards, as well as present the Ulthera System at industry meetings. We also hold regional distributor meetings at regular intervals to share best practices and ensure they have the latest information on the Ulthera System. As we expand into other international markets we anticipate that the distributor network will grow. We will also periodically evaluate direct sales in select countries.

Direct-to-Consumer Marketing

We utilize a variety of advertising media, such as traditional and online radio advertising, digital advertising and print as part of our direct-to-consumer marketing strategy in order to increase consumer awareness, drive traffic to the Ultherapy.com website and connect prospective patients to practices. We also have a cost-effective, yet robust public relations program that has garnered millions of consumer impressions through coverage on major national TV shows such as The Today Show, The View, Good Morning America and The Rachael Ray Show. We have used social media to not only generate consumer awareness, but to increase engagement and conversion. The buzz marketing campaign “Old Scarf, New Neck” designed to increase awareness of our unique neck lift indication was an example of a fully integrated promotion that utilized social media, PR and advertising. We also intend to continue our social media campaigns, using platforms such as Facebook, YouTube, Pinterest and Twitter.

Practice Managers and Marketing Support

In the United States, we have a team of field-based practice managers who are dedicated to helping physicians increase the number of Ultherapy procedures in their practices. These practice managers provide our customers with their initial clinical training on the Ulthera System and the Ultherapy procedure. The clinical training is designed to ensure that practices achieve positive outcomes from a safety and efficacy standpoint. The practice managers also provide ongoing marketing support to physician customers by helping them develop and implement a business plan. Our marketing team has developed an online portal that contains direct mail, eblasts and other tools that physicians can access to promote Ultherapy treatments to their patients. The practice managers use the portal, as well as other seasonal campaigns, patient events and sales aids to grow Ultherapy procedures in our physician customers’ practices. Finally, through an account segmentation process, we identify the needs of our customers and tailor the level of ongoing support as appropriate.

Customer Support

Our customers and distributors are also supported by a customer service team based in Mesa, Arizona. The team is available by telephone and email and often visits customer sites. They process customer orders and are trained to facilitate sales activities, support distributors and troubleshoot product issues. We provide a five-year warranty on the Ulthera System sold in the United States and a two-year warranty on systems sold internationally. In the event of a technical issue, our goal is to minimize the disruption caused to customers, and we strive to ensure the system is operational within one day.

Manufacturing

We use third parties to manufacture the Ulthera System. We currently manufacture our Ulthera System and transducers through Jabil Circuit, Inc., or Jabil, which is in the process of moving its manufacturing facilities from Arizona to Mexico. We have contracted with Jabil for parallel production of our products during the facilities transfer, and we have executed an agreement with a second third-party manufacturer, BIT MedTech, to serve as an additional source for manufacture of our Ulthera System. We perform final testing, labeling, quarantine release and distribution of the Ulthera System and transducers, at our Mesa, Arizona, facility.

Manufacturing facilities that produce medical devices or their component parts intended for distribution in the United States and internationally are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, we are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR, which cover the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA inspected our facilities in April 2011, and had no findings or observations. In international markets, we are required to obtain and maintain various quality assurance and quality management certifications. We have obtained the following international certifications: ISO 13485:2003 Quality System for medical devices (Europe), ISO 13485 under CMDCAS (Canada), MDD certification to Annex II Full Quality System (Europe).

We believe that Jabil and BIT’s existing facilities will be adequate to meet our current and anticipated manufacturing needs.

Competition

The aesthetic product markets are rapidly changing with technological developments and product innovations. In the United States, companies that have developed technologies for facial skin rejuvenation and non-invasive and minimally-invasive aesthetic procedures sell to our target physicians who may have limited funds to spend on capital equipment. Consumers also have a variety of aesthetic procedures from which to choose to spend from personal budgets. Outside the United States, the regulatory requirements are less stringent resulting in more companies that offer aesthetic solutions and greater competition than in the United States. Finally, some aesthetic companies have a broader range of products, a larger sales force, greater resources and longer-term customer and distributor relationships, which could slow down or harm our market penetration.

We believe that we compete largely on the following factors:

•	unique product label as the only energy-based device with a skin lift label in the United States;

•	effectiveness of aesthetic results;

•	patient safety and experience;

•	physician practice economic benefit;

•	product features, reliability and performance;

•	customer (user) experience; and

•	brand awareness and reputation.

Patents and Proprietary Technology

We protect our intellectual property rights and proprietary technology with a combination of trademark and patent rights that we own or that we license in certain fields of use, as well as confidentiality procedures and contractual provisions. We seek not only to protect our intellectual property rights and proprietary technology in key global markets, but also to supplement our intellectual property portfolio strategically with new filings and applications to enhance protection and support commercialization of current and future products. We continue to seek protection for our technological innovations and branding efforts by filing new patent and trademark applications when and where appropriate.

Our patent portfolio consists of a combination of patents and patent applications licensed or acquired from third parties and patents and patent applications directed to inventions arising from our ongoing development activities. As of December 31, 2013, we own or have an exclusive license in certain fields of use to over 100 patents and patent applications in the United States and internationally. Our patent portfolio includes patents and patent applications that are directed to our commercial technology (Ulthera System and the Ultherapy procedure) as well as to other technologies, and as of December 31, 2013, includes at least 35 issued U.S. patents, 13 issued foreign patents, 32 pending U.S. patent applications and 61 pending international patent applications owned or exclusively licensed by us. The expiration dates of these issued U.S. and international patents in our patent portfolio as of December 31, 2013 that relate to our material commercial and contemplated commercial technologies currently range from 2015 through 2029. Certain other patents and patent applications (if they were to issue) may have later expirations. Pending patent applications may not result in additional issued patents. The foregoing information does not give effect to our acquisition of Cabochon, which we consummated in February 2014.

Many of our issued and pending patents and patent applications are exclusively licensed to us in certain fields of use from GTS and Ardent Sound, Inc. These patents and patent applications are generally directed to technologies related to the Ulthera System and the Ultherapy procedure.

We also protect our brand through trademark rights. As of December 31, 2013, we owned four U.S. and 15 foreign registered trademarks, and five U.S. and 18 foreign pending trademark applications. Ulthera®, Ultherapy®, and DeepSEE® are registered trademarks that we own in the United States and certain foreign countries. In order to supplement protection of our brand, we have also registered several key internet domain names.

Our continuing research and development activities, technical expertise and contractual arrangements supplement our existing intellectual property protection and help us maintain our competitive position. Our policy is to enter into confidentiality agreements with all third parties, employees and consultants to protect our confidential information and trade secrets.

Material Agreements

GTS/Ardent Sound License and Development Agreement

In November 2005, we entered into an exclusive license agreement with GTS and Ardent Sound, or the Licensors, pursuant to which the Licensors granted to us an exclusive, worldwide, royalty-bearing, sublicensable license under certain patents, patent applications and know-how related to high-intensity ultrasound imaging and therapy transducer technology and ultrasound electronics for use in certain, but not all, cosmetic and dermatology therapies. We granted to the Licensors certain non-exclusive rights and licenses, outside of our licensed field of use, under certain intellectual property rights directed to technology that is developed with us or on our behalf.

The license agreement has been amended and restated several times, with the most recent amendment and restatement having an effective date of August 26, 2013. The amendment and restatement expanded our licensed field of use for a $2,000,000 licensing fee to GTS, and fees of $100,000 per month from November 2013 to February 2015 and $20,000 in March 2015 are payable for certain development services provided by GTS. These fees are in addition to past licensing and development fees we paid to the Licensors. We also pay GTS royalties on net sales of licensed products, including the Ulthera System and transducers.

The term of the license agreement extends until expiration of the last of certain patent rights licensed to us by the Licensors, which are currently expected to expire in 2030. We may terminate the license agreement at will upon 90 days’ prior written notice to the Licensors. Either GTS or we may terminate the license agreement for insolvency of or uncured material breach by us, on the one hand, or by GTS or Ardent Sound, on the other hand, respectively. We may also terminate the agreement if GTS or Ardent Sound undergoes a change of control involving any person or entity that is engaged in the business of developing or commercially exploiting products within our licensed field of use.

Jabil Manufacturing Services Agreement

In December 2011, we entered into a manufacturing services agreement with Jabil pursuant to which Jabil manufactures and supplies Ulthera Systems and transducers in quantities to be specified in rolling monthly build forecasts provided by us. The agreement has an indefinite term, but may be terminated by either us or Jabil at will upon 180 days’ prior written notice, or for uncured material breach by or insolvency of the other party.

BIT Manufacturing Agreement

In January 2014, we entered into a manufacturing agreement with BIT pursuant to which BIT manufactures and supplies Ulthera Systems (but not transducers) in accordance with an annual forecast provided by us, subject to certain minimum purchase volumes. The agreement extends for an initial period of two years from the date of validation of BIT’s initial production lot of the Ulthera System, with automatic one-year renewal periods applying thereafter. Either we or BIT may terminate the agreement at will upon six months’ prior written notice, or for uncured material breach by or insolvency of the other party. We may also terminate the agreement if we provide BIT with information regarding a bona fide third-party offer to manufacture and supply us with products of quality and quantity similar to that provided by BIT and BIT does not offer us similar terms, or if BIT fails to meet our delivery schedule for three consecutive months, or if the products exhibit persistent uncured quality problems resulting in open-box or field failures.

Government Regulation

The design, development, research, manufacture, testing, labeling, promotion, advertising, distribution, marketing, sale and export and import of our products are subject to regulation by numerous governmental authorities, principally the FDA, and corresponding state and foreign regulatory agencies. Failure to obtain or maintain approval or clearance to market our products or to meet the ongoing requirements of these regulatory authorities could prevent us from marketing and continuing to market our product.

Regulation by the United Stated Food and Drug Administration

In the United States, the Federal Food, Drug, and Cosmetic Act, or FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, device safety, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, record-keeping procedures, advertising and promotion, sales and distribution, export and import, recalls and field safety corrective actions, and post-market surveillance, including complaint handling and medical device reporting. The FDA regulates the design, manufacturing, servicing, sale and distribution of medical devices, including aesthetic devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. The FDA can also refuse to approve or clear pending applications.

Each medical device we wish to distribute commercially in the United States requires marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval, also called PMA approval. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II, or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification and adherence to the FDA’s current Good Manufacturing Practices, or cGMP, and Quality System Requirements, as reflected in its Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life-sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Some Class I devices that have not been so exempted and Class II devices are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval or 510(k) de novo clearance prior to commercial marketing. The PMA approval process is more stringent, time-consuming and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly stringent and expensive.

A 510(k) premarket notification for the Ulthera System was submitted to the FDA on February 25, 2008 for the indication of heat-assisted skin lifting. The premarket notification was subsequently determined by the FDA to be not substantially equivalent to the predicates identified because the device had a new intended use, that is, its therapeutic effect is accomplished with a different energy modality (ultrasound) delivered below the service of the skin as thermal coagulation lesions impacting safety and effectiveness and therefore, automatically classified it as Class III. Ulthera petitioned the FDA that the classification for the Ulthera System with the indication of eyebrow lift should be Class II because it does not support or sustain human life, is not of substantial importance in preventing impairment of human health, and does not present a potential, unreasonable risk of illness or injury. In September 2010, the FDA issued a clearance letter concluding that the device would be classified as a Class II device.

510(k) Clearance. To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA approval, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence of the submission. An applicant must submit the requested information before the FDA will proceed with additional review of the submission. Once the 510(k) submission is accepted for review, the 510(k) clearance process generally exceeds 90 days and may extend to a year or more. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties. The FDA is currently reviewing its guidance describing when it believes a manufacturer is obligated to submit a new 510(k) for modifications or changes to a previously cleared device. The FDA is expected to issue revised guidance to assist device manufacturers in making this determination. It is unclear whether the FDA’s approach in this new guidance will result in substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices.

In addition to any clinical trials the FDA may require to support our 510(k) premarket notification, we may also have to perform a series of generally short studies over a period of months, including method comparison, reproducibility, interference and stability studies to ensure that users can use the device successfully before we can submit a medical device for 510(k) clearance. Some of these studies may take place in clinical environments, but are not usually considered clinical trials. For PMA submissions, we would generally be required to conduct a longer clinical trial over a period of years that demonstrates the device is safe and effective for its intended uses.

PMA approval. A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is Class III (although the FDA has discretion to continue to allow certain pre-amendment Class III devices to use the 510(k) process). PMA applications must be supported by, among other things, valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application must also include, among other things, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling.

The FDA has 45 days from its receipt of a PMA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. During this review period, the FDA may request additional information or clarification of information already provided. In addition, the FDA will conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of an initial PMA application is required by statute to take between six to 10 months, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit, or deny approval of a PMA application for many reasons, including:

•	it is not demonstrated that there is reasonable assurance that the device is safe or effective under the conditions of use prescribed, recommended, or suggested in the proposed labeling;

•	the data from preclinical studies and clinical trials may be insufficient; and

•	the manufacturing process, methods, controls, or facilities used for the manufacture, processing, packing, or installation of the device do not meet applicable requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and the data is then submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

Approval by the FDA of new PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

None of our products are currently approved under a PMA approval, and we have no plans for any indication or system improvement or extension that we believe would require a PMA.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials generally require submission of an investigational device exemption application, or IDE, to the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating, or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. If an IDE is required, the FDA will review the submission and it must become effective, and the appropriate institutional review boards, or IRBs, at the clinical sites must approve the study, before clinical trials may begin. Clinical trials are subject to extensive monitoring, record keeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we are also required to obtain the patient’s informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product.

We are also required to provide certain information regarding our clinical trials, including a description of the trial, participation criteria, location of trial sites, and contact information, to the National Institutes of Health (NIH) for inclusion in a publicly accessible clinical trial registry and database. We must also provide the results of clinical trials that form the primary basis for efficacy claims or are conducted after a device is approved or cleared to the results databank. If we fail to register and report required information regarding our trials, we could be subject to civil monetary penalties or our clearances or approvals could be delayed. We believe we are currently in compliance with these clinical registry requirements.

Regulation After FDA Clearance or Approval

Any devices we manufacture or distribute pursuant to clearance or approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. These include product listing and establishment registration requirements, which help facilitate FDA inspections and other regulatory actions. We are required to adhere to applicable regulations setting forth detailed cGMP requirements, as set forth in the QSR, which require, manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process. Non-compliance with these standards can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance or PMA approval of devices, withdrawal of marketing approvals and criminal prosecutions. We believe we have designed and implemented our manufacturing facilities consistent with the FDA’s cGMP requirements.

We must also comply with post-market surveillance regulations, including medical device reporting, or MDR, requirements which require that we review and report to the FDA any incident in which our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Failure to comply with applicable regulatory requirements, including delays in or failures to report incidents to the FDA as required under the MDR regulations, can result in enforcement action by the FDA which can include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

We cannot be assured that we have adequately complied with all regulatory requirements or more of the referenced sanctions will not be applied to us as a result of a failure to comply.

Export of Our Products

Export of products subject to the 510(k) notification requirements, but not yet cleared to market, is permitted with FDA authorization provided certain requirements are met. Unapproved products subject to the PMA approval requirements may be exported if the exporting company and the device meet certain criteria, including, among other things, that the device complies with the laws of the receiving country and the company submits a “Simple Notification” to the FDA when the company begins to export. If the company or device does not comply with such criteria, FDA approval must be obtained for export. To obtain FDA export approval, if required, we must meet certain requirements, including, among other things and with some exceptions, documentation demonstrating that the product is approved for import into the country to which it is to be exported and, in some instances, safety data to demonstrate that export of the device will not be contrary to public health or safety.

Foreign Government Regulation

The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. Each country has its own tariff regulations, duties and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution or other consequences.

Fraud and Abuse Regulations

Although none of our products are currently covered by any state or federal government healthcare programs, we may be subject to numerous federal and state health care anti-fraud laws, including the federal anti-kickback statute and false claims laws that are intended to reduce waste, fraud and abuse in the health care industry and may apply to healthcare items and services by any payors including private insurers. These laws are broad and subject to evolving interpretations. They prohibit many arrangements and practices that are lawful in industries other than health care, including certain payments for consulting and other personal services, some discounting arrangements, the provision of gifts and business courtesies, the furnishing of free supplies and services and waivers of payments. In addition, many states have enacted or are considering laws that limit arrangements between medical device manufacturers and physicians and other health care providers and require significant public disclosure concerning permitted arrangements. These laws are vigorously enforced against medical device manufacturers and have resulted in manufacturers paying significant fines and penalties and being subject to stringent corrective action plans and reporting obligations. We must operate our business within the requirements of these laws and, if we were accused of violating them, could be forced to expend significant resources on investigation, remediation and monetary penalties. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, can be excluded from federal health care programs and become subject to substantial civil and criminal penalties, and have often become subject to consent decrees, settlement agreements or corporate integrity agreements severely restricting the manner in which they conduct their business.

Because we have commercial operations overseas, we are subject to the Foreign Corrupt Practices Act, or FCPA, and other countries’ anti-corruption/anti-bribery regimes, such as the U.K. Bribery Act. The FCPA prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

Patient Protection and Affordable Care Act

Our operations will also be impacted by the federal Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, which we refer to collectively as the Affordable Care Act, or ACA. The ACA imposes a 2.3% excise tax on sales of medical devices by manufacturers. Taxable devices include any medical device defined in Section 201(h) of the FDCA and intended for use by humans, with limited exclusions for devices purchased by the general public at retail for individual use. There is no exemption for small companies, and we began paying the tax in 2013.

The ACA also requires manufacturers to report to the Department of Health and Human Services detailed information about financial arrangements with physicians and teaching hospitals. These reporting provisions preempt state laws that require reporting of the same information, but not those that require reports of different or additional information. Although none of our products are currently covered by any government healthcare program, we may still be subject to certain state reporting requirements. Failure to comply subjects the manufacturer to significant civil monetary penalties. We expect compliance with these disclosure requirements and any future state or federal reform measures that maybe adopted in the future may impose significant administrative and financial burdens on us.

Environmental Regulation

We are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Employees

As of December 31, 2013, we had 156 employees with 68 in sales. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Facilities

Our corporate headquarters are located in Mesa, Arizona, where we lease and occupy approximately 34,000 square feet of office space. The current term of our lease expires in 2020, with an option to extend the term through 2025.

We believe that our existing facilities are adequate for our current needs. When our lease expires, we may exercise our renewal option or look for additional or alternate space for our operations and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we are involved in legal proceedings, which are being defended and handled in the ordinary course of business. We believe that the results of these legal proceedings will not have a material adverse effect on our business, financial condition or results of operations.

Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers, key employees and directors, as of December 31, 2013:

Name	Age	Position(s)
Executive Officers
Matthew E. Likens	60	President, Chief Executive Officer and Director
Gregory D. Waller	64	Chief Financial Officer
James G. Atkinson	56	Vice President, Global Sales
Michael T. Peterson	53	Vice President, Research and Development
William R. Fender	55	Vice President, Operations
Janice Lipsky, Ph.D.	52	Vice President, Global Marketing

Non-Employee Directors
Robert F. Byrnes(1)(2)(3)	69	Chairman of the Board of Directors
Ryan Drant(2)	43	Director
Beverly Huss(2)(3)	53	Director
Justin Klein, M.D., J.D.(1)(3)	36	Director
Ford David Porter(1)	62	Director
Michael H. Slayton, Ph.D.	66	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Matthew E. Likens. Matthew E. Likens has served as our President and Chief Executive Officer and as a member of our board of directors since July 2006. Prior to joining Ulthera, Mr. Likens was President of GMP Wireless Medicine, Inc., a wireless medical device company, from January 2001 to April 2006. From 1978 to 2001, Mr. Likens held a number of domestic and international sales, marketing and general management roles at Baxter Healthcare Corporation, a healthcare company, including the positions of President of Baxter Biotech North America and President of Baxter’s Renal Division in the United States. Mr. Likens has a Bachelor of Business Administration degree from Kent State University. Mr. Likens has been chosen to serve on our board of directors due to his role as our President and Chief Executive Officer and his many years of experience in management positions at pharmaceutical and medical technology companies.

Gregory D. Waller. Gregory D. Waller has served as our Chief Financial Officer since October 2011. Prior to joining Ulthera, Mr. Waller served as Chief Financial Officer of Universal Building Products, Inc., a manufacturer of concrete construction accessories, from March 2006 to April 2011. Prior to that, from August 1993 to May 2005, he held several leadership positions, including his last position as Chief Financial Officer at Sybron Dental Specialties, Inc., a manufacturer and marketer of consumable dental products. Mr. Waller currently serves as a board member and audit committee chairman for Endologix, Inc. and as a board member and audit committee chairman for Sunshine Heart, Inc. He previously served as board member and audit committee chairman for Alsius, Inc., Biolase, Inc., Cardiogenesis Inc., Clarient, Inc. and SenoRx, Inc. Mr. Waller has a B.A. degree and an MBA with an emphasis in accounting from California State University, Fullerton.

As described above, Mr. Waller was Chief Financial Officer of Universal Building Products from 2006 to 2011. Universal Building Products filed a voluntary petition for bankruptcy on August 4, 2010. Except as described in the preceding sentence, no other event has occurred during the past 10 years requiring disclosure pursuant to Item 401(f) of Regulation S-K.

James G. Atkinson. James G. Atkinson has served as our Vice President, Global Sales since June 2012, previously serving as our Vice President of Sales and Marketing from October 2006 to May 2012. Prior to joining Ulthera, from August 2004 to September 2006, Mr. Atkinson served as Vice President, Sales and Marketing of the Cardiac Surgery Division at St. Jude Medical, a medical technology and services company. Prior to St. Jude Medical, from January 2003 to July 2004, Mr. Atkinson served as Vice President of Sales for Medtronic Vascular, a division of Medtronic, Inc., a medical technology company. Mr. Atkinson co-founded and from March 1996 to December 2002 served as Vice President of Sales and Business Development of Medical Simulation Corporation, a medical simulation technology company. Mr. Atkinson has a B.S. degree from Siena College.

Michael T. Peterson. Michael T. Peterson has served as our Vice President, Research and Development since May 2010. Prior to joining Ulthera, from September 2002 to May 2010, Mr. Peterson served as Vice President of Research and Development at Celleration, a medical ultrasound company. Prior to that, from June 1982 to July 1996, Mr. Peterson worked at B.F. Goodrich/Rosemount Aerospace and served as Director of Product Development at B.F. Goodrich. Mr. Peterson has a B.S. degree from the University of Minnesota.

William R. Fender. William R. Fender has served as our Vice President, Operations since April 2011. Prior to joining Ulthera, from March 1992 to April 2011, he served in several leadership roles in Operations and Research and Development at Johnson & Johnson, a health care company, most recently as Project Director, Franchise Operations Development from 2006 to 2011. Mr. Fender has a B.S. degree from the University of Akron.

Janice Lipsky, Ph.D. Janice Lipsky has served as our Vice President, Global Marketing since April 2012. Prior to joining Ulthera, from May 2010 to April 2012, Dr. Lipsky ran a consulting practice. Prior to that, from October 2006 to January 2008, she served as Executive Director of Aesthetics Marketing at Medicis Pharmaceutical Corporation, a pharmaceutical company. She was promoted to VP of Aesthetics Marketing in February 2008 and held that position until May 2010. Her responsibilities included the Restylane, Dysport and LipoSonix businesses. Prior to that, from August 1994 to September 2006, Dr. Lipsky held various positions at Pfizer, Inc., a pharmaceutical company, including Director and Team Leader of the Viagra and Chantix brands. Dr. Lipsky has a B.A. degree from the State University of New York at Binghamton and M.A. and Ph.D. degrees from Temple University.

Board Composition

Robert F. Byrnes. Robert F. Byrnes has served as a member and Chairman of our board of directors since 2008. From 1997 to 2002 and from 2005 to the present, Mr. Byrnes has served as President and CEO of Roan Advisors, Inc., a service organization supporting biopharma and medical device organizations. From 2002 until 2005, he served as President and CEO of Thermage, Inc., a radio-frequency technology company focused on tissue tightening. He has also served as Chairman and CEO of Tokos Medical Corporation, a home healthcare organization focused on high-risk pregnancies, President of Caremark, Inc., a home healthcare infusion company, and Vice President of Marketing, Sales, New Business and Clinical Development for Genentech, Inc., a pharmaceutical company. Mr. Byrnes currently serves on the boards of directors of Revance Therapeutics, Inc., a pharmaceutical company, and several private companies. Mr. Byrnes has a B.S. degree from Ferris State University and an MBA from Loyola University, Chicago. Mr. Byrnes has been chosen to serve on our board of directors due to his background in healthcare, experience as a member of management or as a director of multiple healthcare companies and his broad management experience throughout the industry.

Ryan Drant. Ryan Drant has served as a member of our board of directors since 2011. Mr. Drant joined New Enterprise Associates, or NEA, a venture capital firm, in 1996, and became a General Partner in 2004. Mr. Drant currently serves on the boards of directors of several venture-backed companies, including Ajax Vascular, Inc.,

BENU, Inc., Carticept Medical, Inc., Cartiva, Inc., Clearsight Group Holdings, Inc., Dialysis Parent, LLC, ExploraMed II, Inc., ExploraMed III, LLC, ExploraMed IV, L.L.C., Foundry Innovation & Research 1, Limited, Intrinsic Therapeutics, Inc., Moximed, Inc., Neotract, Inc., PatientKeeper, Inc., Radiology Partners Holdings, LLC, Simplex Healthcare, Inc., Solace Therapeutics, Inc., Spine Wave, Inc., Topera, Inc., TriVascular Technologies, Inc. and Vibrynt, Inc. Mr. Drant also serves on the board of directors of the Medical Device Manufacturers Association. Mr. Drant has a B.A. degree from Stanford University. Mr. Drant has been chosen to serve on our board of directors due to his experience as a venture capital investor and director of several medical device and healthcare information technology companies.

Beverly Huss. Beverly Huss has served as a member of our board of directors since 2012. Ms. Huss has been President and Chief Executive Officer of Thermocure, Inc. since September 2013. Previously, Ms. Huss was President and Chief Executive Officer of Vibrynt, Inc., a company that developed a novel minimally invasive therapeutic device for treatment of morbid obesity. Prior to this, Ms. Huss was with Santa Clara, California-based Guidant Corporation since 1986, serving in a variety of executive roles within the company’s medical device divisions. She managed the worldwide Endovascular Solutions business as President. Earlier in her career, Ms. Huss held several executive level positions as Vice President of Canada and Latin America, Vice President of Global Marketing and Vice President of the Stent Business Unit, and also held engineering positions at both Honeywell Defense Systems Division and Jones and Laughlin Steel. In addition, she served as chairman of the Silicon Valley American Heart Association and as a senior advisor to Pervasis Therapeutics, Inc. Ms. Huss currently serves on the board of directors of a private medical device company. Ms. Huss holds a M.S. degree from Pepperdine University and a B.S. degree from the University of Illinois. Ms. Huss has been chosen to serve on our board of directors due to her extensive experience in the healthcare and medical device industries and her broad management experience.

Justin Klein, M.D., J.D. Justin Klein has served as a member of our board of directors since 2011. Dr. Klein joined NEA in 2006 and is a Partner on the healthcare team. He currently serves as a director of Advanced Cardiac Therapeutics, Inc., Ajax Vascular, Inc., Cartiva, Inc., PhaseBio Pharmaceuticals, Inc., Relievant Medsystems, Inc., Senseonics, Inc., Topera, Inc., VertiFlex Inc. and VytronUS, Inc. Previously, Dr. Klein worked for the Duke University Health System, and served on the Board of Trustees of Duke University and on the medical center’s Institutional Review Board. Dr. Klein has B.A., B.S. and M.D. degrees from Duke University and a J.D. from Harvard Law School. Dr. Klein has been chosen to serve on our board of directors due to his significant legal and medical expertise in healthcare and his services as a venture capital investor and director of multiple biotechnology and medical device companies.

Ford David Porter. Ford David Porter has served as a member of our board of directors since 2009. In 2006, Mr. Porter co-founded Apposite Capital LLP, a specialty healthcare focused UK/US private equity/venture capital firm, where he currently is Managing Partner. Apposite Capital LLP has two funds under management covering medical device, biotechnology and healthcare service companies. Previously, Mr. Porter worked for Nomura International PLC, the UK subsidiary of a major Japanese financial services company, and founded and headed their healthcare investment and corporate finance groups. In addition, Mr. Porter is actively involved in UK healthcare policy and is currently a member of the London Healthcare Commission. Mr. Porter has been chosen to serve on our board of directors due to his experience as a healthcare investor and his depth of experience in the global healthcare industry. He has a degree in chemistry from Oxford University.

Michael H. Slayton, Ph.D. Michael H. Slayton has served as a member of our board of directors since 2004. Dr. Slayton is the founder of Ulthera and Guided Therapy Systems, LLC, or GTS. Currently, he is Chief Executive Officer and Chief Technology Officer of GTS and Board Chairman and Chief Technical Officer of Xthetix, Inc., a medical device company. He has a M.S. from Kiev State University and a Ph.D. from the USSR Academy of Sciences. Dr. Slayton has been chosen to serve on our board of directors due to his scientific expertise in therapeutic ultrasound applications and his role as founder and director of Ulthera and other companies.

Director Independence

Our board of directors currently consists of seven members. Our board of directors has determined that all of our directors, other than Messrs. Likens and Slayton, qualify as “independent” directors in accordance with NASDAQ listing requirements. Mr. Likens is not considered independent because he is an employee of Ulthera. Dr. Slayton is not considered independent because he is a founder and an executive officer of GTS and a founder of Ardent Sound, Inc. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2017.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Voting Arrangements

The election of the members of our board of directors is governed by the stockholders agreement that we entered into with certain holders of our common stock and certain holders of our preferred stock and the related provisions of our amended and restated certificate of incorporation. The holders of our common stock and preferred stock who are parties to our stockholders agreement are obligated to vote for certain designees identified therein. Pursuant to this agreement, NEA 12 and NEA have designated Messrs. Drant and Klein to serve on our board of directors, and Apposite Healthcare Fund L.P. and Friday Street Venture Partners, L.P., an affiliated fund of Apposite Healthcare Fund, L.P., have designated Mr. Porter to serve on our board of directors. The provisions of this stockholders agreement will terminate upon the consummation of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership Structure of the Board

Our bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer and/or the implementation of a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Robert Byrnes currently serves as our Chairman of the Board. All of our directors are encouraged to make suggestions for board of directors agenda items or pre-meeting materials. In addition, in his role as Chairman of the Board, Mr. Byrnes presides over the executive sessions of the board of directors in which Mr. Likens does not participate and serves as a liaison to Mr. Likens and management on behalf of the independent members of the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures and considers and approves or disapproves any related-persons transactions. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

•	is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates; and

•	annually reviews the audit committee charter and the committee’s performance.

The current members of our audit committee are                     ,                      and                     .                      serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Our board of directors has determined that                      is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of The NASDAQ Stock Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus forms a part. Our board of directors has determined that each of                     ,                      and                      are independent under the applicable rules of the SEC and The NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Stock Market.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and recommends corporate goals and objectives relevant to compensation of our President and Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and recommends to our board of directors the compensation of these officers based on such evaluations. The compensation committee also recommends to our board of directors the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are Beverly Huss, Robert F. Byrnes and Ryan Drant. Ms. Huss serves as the chairperson of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of The NASDAQ Stock Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Robert F. Byrnes, Beverly Huss and Justin Klein, M.D., J.D. Mr. Byrnes serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of The NASDAQ Stock Market relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter.

Compensation Committee Interlocks and Insider Participation

During 2013, our compensation committee consisted of Beverly Huss, Robert F. Byrnes and Ryan Drant. Ms. Huss served as chairperson of the compensation committee. None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website at www.ultherapy.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered or intend to enter into indemnification agreements with each of our directors, officers and certain employees before the completion of this offering. These agreements will provide for the indemnification of our directors, officers and certain employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our certificate of incorporation and bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. This description of the limitation of liability and indemnification provisions of our certificate of incorporation, of our bylaws and of our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement, of which this prospectus is a part.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Executive Compensation

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for 2013 were as follows:

•	Matthew E. Likens, President and Chief Executive Officer;

•	Gregory D. Waller, Chief Financial Officer; and

•	James G. Atkinson, Vice President, Global Sales.

2013 Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers for the year ending on December 31, 2013.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards(1) ($)	Option awards(1) ($)	Non-equity incentive plan compensation(2) ($)	All other compensation(3) ($)	Total ($)
Matthew E. Likens,	2013	363,750	—	—	83,337	256,599	18,458	722,144
President and Chief Executive Officer

Gregory D. Waller,	2013	244,850	—	—	—	130,719	11,505	387,074
Chief Financial Officer

James G. Atkinson,	2013	228,250	—	—	—	417,411	13,191	658,852
Vice President, Global Sales

(1)	For the stock awards and option awards columns, amounts shown represents the grant date fair value of stock awards and options granted during year 2013 as calculated in accordance with ASC Topic 718. See Note 1 of our financial statements included in the registration statement of which this prospectus is a part for the assumptions used in calculating this amount.
(2)	The amounts reported in the Non-Equity Incentive Plan Compensation column represent the annual cash performance-based bonuses earned by our NEOs pursuant to the achievement of certain performance objectives and the sales commissions earned by Mr. Atkinson based on achievement of certain sales targets. Please see the descriptions of the annual performance bonuses and sales commissions paid to our NEOs in “Terms and Conditions of Cash Incentive Plans” below for information on bonuses and commissions awarded for our NEOs based on 2013 performance.
(3)	The amounts reported in the all other compensation column represent 401(k) Plan matching contributions made by us on behalf of each NEO.

Outstanding Equity Awards at 2013 Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2013.

			Option Awards
Name	Vesting commencement date(1)		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Matthew E. Likens	1/27/2011		87,928	381,025	0.11	2/9/2021
	3/7/2013		5,048	98,439	1.28	3/7/2023
Gregory D. Waller	10/17/2011	(2)	91,347	222,117	0.11	12/1/2021
James G. Atkinson	1/27/2011		64,132	138,925	0.11	2/9/2021

(1)	Except as otherwise noted, the shares subject to the options will vest and become exercisable as to 1/48th of the shares subject to such option on each monthly anniversary of the vesting commencement date, such that all shares subject to the option will be vested on the four year anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through such vesting date.
(2)	The shares subject to the options will vest and become exercisable as to 1/4th of the shares subject to the option on the first anniversary of the vesting commencement date, and thereafter as to 1/48th of the shares subject to such option on each monthly anniversary of the vesting commencement date, such that all shares subject to the option will be vested on the four year anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through such vesting date.

Terms and Conditions of Employment Agreements with our NEOs

We have entered into agreements with each of the NEOs in connection with his or her employment with us. These agreements set forth the terms and conditions of employment of each named executive officer, including base salary, target annual bonus opportunity and standard employee benefit plan participation. Our board of directors or the compensation committee reviews each NEO’s base salary and target bonus opportunity from time to time to ensure compensation adequately reflects the NEO’s qualifications, experience, role and responsibilities. As of March 7, 2013, Mr. Likens’ base salary was $375,000 (increased from $330,000), Mr. Waller’s base salary was $247,800 (increased from $236,000) and Mr. Atkinson’s base salary was $231,000 (increased from $220,000). In addition, for 2013, Mr. Likens and Mr. Waller each had an annual bonus target of 60% and 40%, respectively, of base salary awarded based on the achievement of certain milestones established by our board of directors. Mr. Atkinson was eligible for an annual bonus target of $40,000 awarded based on the achievement of certain milestones established by our board of directors and certain sales commission bonuses for 2013 based on the achievement of certain sales targets. Please see the section below entitled “Terms and Conditions of Cash Incentive Plans” for a further description of our annual bonuses and sales commissions awarded to our NEOs.

Under their employment agreements, in the event either of Messrs. Likens or Atkinson (i) experience an “involuntary termination” (as defined below) or (ii) their employment is terminated other than (a) for “cause” (as defined below) or (b) as a result of Messrs. Likens’ or Atkinson’s death or disability, and Messrs. Likens or Atkinson executes and does not revoke a general release of claims in favor of the Company, then Messrs. Likens or Atkinson will receive (I) a severance payment equal to a certain number of months of Messrs. Likens’ or Atkinson’s base salary (nine months for Mr. Likens and eight months for Mr. Atkinson), payable in equal monthly installments and (II) continued payment by the Company of the group health continuation coverage for Messrs. Likens’ or Atkinson’s and their covered dependents for the lesser of (A) 12 months for Mr. Likens and six months for Mr. Atkinson, (B) the date they are covered under similar plans or (C) the date Messrs. Likens or Atkinson no longer constitute a qualified beneficiary. Mr. Waller does not have any severance or change of control benefits under his employment agreement. Please see the section below entitled “Terms and Conditions of Equity Award Grants” for a description of vesting acceleration of each of our NEO’s outstanding equity awards in connection with a deemed liquidation event (as defined below).

For purposes of the employment agreements for Messrs. Likens or Atkinson, “cause” means (i) Messrs. Likens’ or Atkinson’s conviction of, or plea of nolo contendere to, a felony involving moral turpitude, (ii) Messrs. Likens’ or Atkinson’s gross misconduct in connection with the performance of his duties to the Company, (iii) gross negligence by Messrs. Likens or Atkinson within the scope of Messrs. Likens’ or Atkinson’s services to the Company, or (iv) Messrs. Likens’ or Atkinson’s continued substantial violations of his employment duties after he has received a written demand for performance from the Company which specifically sets forth the factual basis for the Company’s belief that Messrs. Likens or Atkinson has not substantially performed his duties.

For purposes of the employment agreements for Messrs. Likens or Atkinson, “involuntary termination” means, without Messrs. Likens’ or Atkinson’s express written consent, (i) a significant reduction of Messrs. Likens’ or Atkinson’s duties, position or responsibilities other than as contemplated by their employment agreements and provided that in the context of a merger or acquisition of the Company (a “merger”) Messrs. Likens’ or Atkinson’s duties, position or responsibilities will be deemed to not be significantly reduced if Messrs. Likens or Atkinson retains reasonably comparable duties, position and responsibilities with respect to the Company’s pre-Merger business within such post-Merger Company; (ii) a significant reduction by the Company in the base salary of Messrs. Likens or Atkinson as in effect immediately prior to such reduction; (iii) a material reduction by the Company in the kind of level of employee benefits to which Messrs. Likens or Atkinson is entitled immediately prior to such reduction with the result that Messrs. Likens’ or Atkinson’s overall benefits package is significantly reduced; (iv) the relocation of Messrs. Likens or Atkinson at the Company’s direction to a facility or a location more than 40 miles from Messrs. Likens’ or Atkinson’s then-present location; or (v) any purported termination of Messrs. Likens or Atkinson by the Company which is not effected for cause or for which the grounds relied upon are not valid; all provided that Messrs. Likens or Atkinson terminates his employment with the Company within 90 days of any such event and gives written notice to the Company that he is terminating his employment with the Company pursuant to an involuntary termination.

Terms and Conditions of Cash Incentive Plans

As a cornerstone of our compensation policy, we aim to create a direct correlation between our NEO’s role and responsibilities and the ability to earn variable pay. We provide cash bonuses to reward and incentivize superior individual and business performance, resulting in a performance-based organizational culture. For 2013, our NEOs were eligible for annual performance-based cash bonuses under our corporate incentive plan. In addition, Mr. Atkinson was eligible for sales commissions pursuant to his sales incentive plan, each as described below in more detail.

Corporate Incentive Plan. For 2013, each of our NEOs was eligible for performance-based cash incentives pursuant to the achievement of certain corporate performance objectives. The performance goals for these annual performance cash incentives were reviewed and approved by our board of directors. The determination of the amount of bonuses paid to our NEOs generally reflects a number of considerations, including financial and business goals with accelerators for additional financial targets.

Target Bonus Opportunity and Bonus Pool. Messrs. Likens’ and Waller’s target bonus opportunities are expressed as a percentage of base salary which can be achieved by meeting corporate goals and Mr. Atkinson’s bonus opportunity under the corporate incentive plan is expressed as a fixed dollar amount. For each of our NEOs, their target bonus opportunity is originally set in their employment agreements as described above. Our board of directors or our compensation committee has historically reviewed these target percentages to ensure they are adequate, but does not follow a formula. Instead, our board of directors or our compensation committee has set these rates based on each participating executive’s experience in her or his role with the company and the level of responsibility held by each executive, which the board of directors or our compensation committee believe directly correlates to her or his ability to influence corporate results. For 2013, our board of directors used a guideline target bonus opportunity of 60% of base salary for Mr. Likens and 40% of base salary for Mr. Waller. Mr. Atkinson was eligible for a bonus of $40,000 if we achieved the performance goals at 100% of target, but he was not eligible for any accelerator on his bonus amount.

Performance Goals and Weighting. When determining the performance bonus amounts for our NEOs for 2013, our board of directors set certain corporate performance goals, using a mixture of financial and business targets with accelerators for additional financial targets. These performance goals were not expected to be attained based on average or below average performance. Corporate goals and performance targets were reviewed and approved by the board of directors prior to allocation of the bonus. After determining performance targets, each performance target was given a different weight when determining the overall bonus amount based on the importance to our success for each performance target. For 2013, financial targets were weighted at 55% and the business targets were weighed at an aggregate of 45%. Amounts over and above the targeted amounts are earned by Messrs. Likens and Waller in the event additional financial metrics are attained, with the amount paid corresponding directly to the achievement of such metrics. Mr. Atkinson was not eligible to receive any amounts over his target amount.

Achievement Level. For each of these performance goals under the annual cash incentive program, the board of directors set a target achievement level. There was no minimum or maximum achievement for each performance target; instead the board weighed the achievement, partial achievement or non-achievement for each performance target when deciding the overall achievement level. In February 2013, our board of directors determined that we achieved each of the 2013 corporate performance goals at 100% of target and the accelerator for additional financial metrics resulted in additional bonus amounts of $31,599 for each of Messrs. Likens and Waller. As a result of these determinations for fiscal year 2013 performance, the board approved awards of $256,599, $130,719 and $40,000 for Messrs. Likens, Waller and Atkinson, respectively.

Sales Commission Plans

For 2013, in addition to the target bonus amount of $40,000 under the corporate incentive plan described above, Mr. Atkinson was eligible for performance-based cash incentives under the sales incentive plan based on certain goals and targets established by us. For 2013, under his sales commission plan, Mr. Atkinson was eligible to earn a monthly commission on each Ulthera System and transducer sold by us. In addition, upon exceeding the net revenue target Mr. Atkinson was eligible for an accelerator based on the overachievement of sales goals. For 2013, Mr. Atkinson was awarded $377,411 in commissions and overachievement under the sales goals.

Terms and Conditions of Equity Award Grants

Only Mr. Likens received an option to purchase our common stock in 2013. The table above entitled “Outstanding Equity Awards at 2013 Year End” describes the material terms of other option awards made in past years to our NEOs.

In early 2013, our board of directors granted an option to purchase 121,155 shares of our common stock to Mr. Likens with an exercise price of $1.28 per share, which the board determined was the fair market value on the date of grant. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of the vesting commencement date such that 100% of the shares subject to the option will be vested and exercisable on the fourth anniversary of the vesting commencement date, subject to Mr. Likens continuing to provide services to us through such vesting date.

In accordance with our Change in Control Policy, in the event of a deemed liquidation event (as defined below) and any successor corporation or entity does not assume or substitute similar equity awards for our options and other equity awards held by any director, officer (including our NEOs), employee or consultant, then the vesting of each such option and other equity awards will fully accelerate as to 100% of the shares subject to such equity awards effective as of the closing of such transaction. There are no other benefits or payments payable under our Change in Control Policy. In the event of a deemed liquidation event and such successor corporation or entity assumes or substitutes similar equity awards for our options and other equity awards held by our NEOs, then the vesting of each option or other equity award held by any of our officers (including our NEOs) will accelerate in full effective as of (i) the closing of the deemed liquidation event and (ii) the concurrent or subsequent termination of employment without “cause” (as defined below) or resignation by such officer for “good reason” (as defined below), with no time limit.

For purposes of the Change in Control Policy, “deemed liquidation event” is defined in our amended and restated certificate of incorporation as (i) any merger or consolidation of the Company with or into another corporation or entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least a majority of the voting power of the capital stock of the surviving or resulting corporation or entity following such merger or consolidation; (ii) any sale, lease, license or transfer or all or substantially all of our assets or sale or exclusive license of all or substantially all of the our intellectual property (an “asset sale”); or (iii) any other transaction pursuant to, or as a result of which, a single person (or group of affiliated persons), other than holders of our preferred stock or our common stock prior to such transaction, acquires or holds our capital stock representing a majority of our voting power. For purposes of the Change in Control Policy, “cause” means a commission of any of the following by the officer: (i) an act of fraud or embezzlement or the intentional commission of some other illegal act that has a material adverse impact on us or any successor or parent or subsidiary thereof; (ii) conviction of, or entry of a plea of “guilty” or “no contest” to, a felony; (iii) an unauthorized use or disclosure of confidential information or trade secrets of us or any successor or parent or subsidiary thereof; or (iv) other intentional misconduct that has a material adverse impact on us or any successor or parent or subsidiary thereof. For purposes of the Change in Control Policy, a resignation for “good reason” generally means an officer’s voluntary termination of employment within a short period following adverse action by us or its successor without the employee’s consent; typically, this would include (i) a material reduction in authority, responsibilities, duties, or base pay; (ii) a relocation of the employee’s workplace of more than a specified distance (35 miles) from the prior workplace; (iii) a material breach of an employment agreement by us; or (iv) a failure of us to have a successor assume its obligations under an employment agreement.

Terms and Conditions of 401(k) Plan

Our U.S. eligible employees, including our NEOs, participate in our 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide safe harbor matching contributions of up to a maximum of $10,200 for 2013, where we will match up to 4% of an employee’s compensation. The maximum contribution to the 401(k) Plan is 10% of an employee’s annual eligible compensation, subject to regulatory and plan limitations.

Director Compensation

Prior to the consummation of this offering, we generally did not compensate our non-employee directors for their service on our board of directors, and we did not pay director fees to our directors who are our employees. In addition, we did not grant any equity awards to our non-employee directors in 2013. However, we provide reimbursement to our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. As of December 31, 2013, Ms. Huss held options to purchase 75,000 shares of our common stock. No other non-employee director held options to purchase shares of common stock that were outstanding as of December 31, 2013.

In addition, in accordance with our Change in Control Policy, in the event of a deemed liquidation event, regardless of whether any successor corporation or entity assumes or substitutes similar equity awards for our options and other equity awards held by any director, then the vesting of each such option and other equity awards will fully accelerate as to 100% of the shares subject to such equity awards effective as of the closing of such transaction. There are no other benefits are payments payable under our Change in Control Policy for our directors.

We intend to adopt a non-employee director compensation policy pursuant to which, following the completion of this offering, each non-employee director receive an annual fee of $        , with the exception of the Chairman of the Board who receives $        . Independent non-employee directors (directors not associated with any institutional investor and otherwise considered independent) receive an additional $         for serving on any committee of the board of directors. Non-employee directors will receive an initial grant of an option to purchase             shares of our common stock upon election to the board of directors. The initial director options will

become vested and exercisable with respect to          of the shares subject to the options on each anniversary of the date of grant so that the options are completely vested and exercisable years following the date of grant subject to continued service on the board of directors through each vesting date. Non-employee directors also receive an additional grant of an option to purchase             shares of our common stock on each date of the annual meeting of our stockholders following the completion of this offering. The additional director options will become vested and exercisable with respect to          of the shares subject to the options on each anniversary of the date of grant so that the options are completely vested and exercisable             years following the date of grant subject to continued service on the board of directors through each vesting date. The exercise price per share of director options is equal to the fair market value of a share of our common stock on the grant date, and director options expire             years from the date of grant, or earlier if the optionee ceases to be a director. Members of our board of directors will continue to be reimbursed for travel and other out-of-pocket expenses.

Equity Compensation Plans and Other Benefit Plans

2014 Equity Incentive Award Plan

We have adopted the 2014 Equity Incentive Award Plan, or 2014 Plan, which will be effective on the closing of this offering. The principal purpose of the 2014 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2014 Plan are summarized below.

Share Reserve. Under the 2014 Plan,                  shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards, performance awards and other stock-based awards, plus the number of shares remaining available for future awards under the Amended and Restated 2008 Omnibus Stock and Incentive Plan, as amended, or 2008 Plan, as of the consummation of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2014 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2008 Plan, as amended, that are forfeited or lapse unexercised and which following the effective date are not issued under our 2008 Plan and (ii), if approved by our board of directors or the compensation committee of our board of directors, an annual increase on the first day of each year beginning in 2015 and ending in 2024, equal to the least of (A)                  shares, (B)      percent (     ) of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding year and (C) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than              shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2014 Plan:

•	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2014 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2014 Plan, such tendered or withheld shares will be available for future grants under the 2014 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2014 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2014 Plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2014 Plan.

Administration. The compensation committee of our board of directors is expected to administer the 2014 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2014 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2014 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2014 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2014 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2014 Plan. The full board of directors will administer the 2014 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2014 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2014 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•	Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2014 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•	Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•	Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2014 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2014 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2014 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•	Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control. In the event of a change in control where the acquirer does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2014 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2014 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2014 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2014 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single transaction or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of the board of directors were elected through one or more contested elections;

•	a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Adjustments of Awards. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2014 Plan or any awards under the 2014 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2014 Plan;

•	the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2014 Plan.

Amendment and Termination. Our board of directors or the compensation committee (with board approval) may terminate, amend or modify the 2014 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2014 Plan (other than in connection with certain corporate events, as described above);

•	to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

•	to extend the exercise period for an option beyond ten years from the date of grant; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Termination. The board of directors may terminate the 2014 Plan at any time. No incentive stock options may be granted pursuant to the 2014 Plan after the tenth anniversary of the effective date of the 2014 Plan, and no additional annual share increases to the 2014 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2014 Plan will remain in force according to the terms of the 2014 Plan and the applicable award agreement.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2014 Plan.

Amended and Restated 2008 Omnibus Stock and Incentive Plan

Our board of directors adopted the 2008 Plan effective as of June 3, 2008 and our stockholders approved the 2008 Plan on August 6, 2008. The 2008 Plan was subsequently amended on January 24, 2011 and on May 2, 2013. As of

September 30, 2013, options to purchase 4,286,650 shares of our common stock at a weighted average exercise price per share of $0.37 remained outstanding under the 2008 Plan. No other awards have been granted under the 2008 Plan. As of September 30, 2013, 385,319 shares of our common stock were available for future issuance pursuant to awards granted under the 2008 Plan. Following the completion of this offering and in connection with the effectiveness of our 2014 Plan, the 2008 Plan will terminate and no further awards will be granted under the 2008 Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration. Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2008 Plan and the awards granted under it. In addition, the administrator may grant to the Chief Executive Officer the authority to grant options to participants, subject to applicable laws. The administrator has the authority to select the participants to whom awards will be granted under the 2008 Plan, the number of shares to be subject to those awards under the 2008 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2008 Plan and to adopt rules for the administration, interpretation and application of the 2008 Plan that are consistent with the terms of the 2008 Plan.

Awards. The 2008 Plan provides that the administrator may grant or issue options, including incentive stock options and nonstatutory stock options, restricted stock awards, SARs, performance stock awards and other stock-based or cash-based awards. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Stock Options. The 2008 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant. Shares subject to options under the 2008 Plan generally vest in a series of installments over an optionee’s period of service.

In general, the maximum term of options granted is ten years. The maximum term of options granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. The administrator of the 2008 Plan will not reprice any option previously granted under the 2008 Plan.

•	Stock Appreciation Rights. The 2008 Plan provides that we may issue SARs. Each SAR will be governed by a stock appreciation right agreement and may be granted in connection with stock options or separately. SARs typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2008 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2008 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator. In general, the maximum term of SARs granted is ten years.

•	Restricted Stock Awards. The 2008 Plan provides that we may issue restricted stock awards. Each restricted stock award will be governed by a restricted stock award agreement. Upon the termination of the purchaser’s status as an employee, director or consultant for any reason any restricted stock and accrued but unpaid dividends shall be forfeited. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•

Restricted Stock Units. The 2008 Plan provides that we may issue restricted stock unit awards. Each restricted stock unit award will be governed by a restricted stock unit award agreement and may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied, except dividend equivalents may be credited in respect of shares of common stock.

•	Performance Awards. The 2008 Plan provides that we may issue performance stock awards or other stock-based or cash-based awards. Each performance stock award will be governed by a performance stock award agreement and may be granted by the administrator. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both.

•	Other Stock Awards. The 2008 Plan provides that we may issue other stock awards as a bonus, or to grant any other awards, in lieu of company commitments to pay cash under other plans or compensatory arrangements.

Adjustments. If there is a merger, consolidation, liquidation, issuance of rights or warrants to purchase securities, recapitalization, reclassification, stock dividend, spin-off, split-off, stock split, reverse stock split or other distribution with respect to the shares of company common stock, or any similar corporate transaction or event in respect of the stock, then the administrator will cause a proportionate adjustment to be made in (i) the maximum numbers and kind of shares provided in the 2008 Plan, (ii) the number and kind of shares of common stock, share units, or other rights subject to the then-outstanding awards, (iii) the price for each share or unit or other right subject to then outstanding awards without change in the aggregate purchase price or value as to which such awards remain exercisable or subject to restrictions and (iv) any other terms of an award that are affected by the event. In the event of any such transaction or event, the administrator, in its discretion, may provide in substitution for any or all outstanding awards under the 2008 Plan such alternative consideration (including cash) as it may determine to be equitable under the circumstances and may require in connection therewith the surrender of all awards so replaced.

Change of Control. If we undergo a Change of Control (as defined in the 2008 Plan), then any acquiring corporation may assume any awards outstanding under the 2008 Plan or may substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders) for those outstanding under the 2008 Plan. In the event any surviving corporation or entity or acquiring corporation or entity in a Change of Control, or affiliate of such corporation or entity, does not assume such awards or does not substitute similar stock awards for those outstanding under the 2008 Plan, then with respect to (i) awards held by participants who have not had terminated their service with us prior to such event, that number of awards that would have otherwise vested over the twelve months following such Change of Control (and, if applicable, the time during which the awards may be exercised) will be accelerated and made exercisable and all restrictions of that number of awards that would have otherwise lapsed over the 12 months following such Change of Control shall lapse at least 10 days prior to the closing of the Change of Control (and, if applicable, the awards terminated if not exercised prior to the closing of such Change of Control) and (ii) any other awards outstanding under the 2008 Plan will be terminated if not exercised, if applicable, prior to the closing of the Change of Control.

Amendment; Termination. With the approval of our board of directors, the administrator may amend, modify or terminate the 2008 Plan at any time, but no amendment will impair the rights of a holder of an outstanding award without the holder’s consent. An amendment of the 2008 Plan shall be subject to the approval of our stockholders, where such approval by our stockholders of an amendment is required by applicable law. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2008 Plan will terminate on June 3, 2018. No awards may be granted under our 2008 Plan after it is terminated.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2008 Plan.

401(k) Plan

Our U.S. eligible employees participate in our 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide safe harbor matching contributions of 100% match on the first 3% and 50% match on the next 2% of the maximum allowable contribution by the individual based on IRS guidelines for each tax year. The maximum contribution to the 401(k) Plan is based upon the standard IRS guidelines that include both annual maximum limits and annual catch up contribution limits defined by employee age, subject to regulatory and plan limitations. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Certain Relationships and Related Party Transactions

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Series C Preferred Stock Financing

In January and February of 2011, we issued an aggregate of 16,106,134 shares of our Series C preferred stock at a price per share of $0.6589 for aggregate gross consideration of approximately $10.6 million to 13 accredited investors. In connection with the sale of Series C preferred stock, we paid approximately $10,000 in legal fees for the benefit of the participating investors. The table below sets forth the number of shares of Series C preferred stock sold to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of shares of Series C preferred stock	Aggregate gross consideration ($)
New Enterprise Associates 12, Limited Partnership(1)	10,118,018	6,666,762.14
Friday Street Venture Partners, L.P.(2)	2,447,888	1,612,913.68
Apposite Healthcare Fund L.P.(2)	2,002,819	1,319,657.61
Justin Klein, M.D., J.D.	4,553	2,999.98
Michael H. Slayton and Lana Slayton	455,304	299,999.81
Byrnes Family Trust, dated July 24, 1986	303,536	199,999.88
Matthew Likens and Nancy Likens	151,768	99,999.94

(1)	Ryan Drant, who is a member of our board of directors, is a General Partner of New Enterprise Associates, Inc. (NEA), which is an entity affiliated with New Enterprise Associates 12, Limited Partnership (NEA 12). Justin Klein, M.D., J.D., who is a member of our board of directors, is a Partner of NEA.
(2)	Ford David Porter who is a member of our board of directors, is Managing Partner of Apposite Healthcare Fund L.P. Friday Street Venture Partners, L.P. is an affiliated fund of Apposite Healthcare Fund L.P.

Guided Therapy Systems, LLC and Ardent Sound, Inc. License and Development Agreements and Other Arrangements

In November 2005, we entered into a license and development agreement with Guided Therapy Systems, LLC, or GTS, and Ardent Sound, Inc., or Ardent Sound, which has subsequently been amended and restated several times. See “Business—Material Agreements—GTS/Ardent Sound License and Development Agreement.” Pursuant to the license agreement, we pay GTS royalties on net sales of licensed products. We paid royalties to GTS and Ardent Sound of $2,264,000, $2,019,000 and $2,121,000 under the License Agreement in the nine months ended September 30, 2013 and fiscal years ended December 31, 2012 and December 31, 2011, respectively. Michael H. Slayton, Ph.D., who is a member of our board of directors, is a founder and an executive officer of GTS and a founder of Ardent Sound.

We have in the past engaged Ardent Sound as one of our transducer product manufacturers. Pursuant to these arrangements, we made payments to Ardent Sound of $488,000 and $655,000 in the years ended December 31, 2012 and December 31, 2011, respectively. Ardent Sound ceased to provide these manufacturing services in 2012.

We have in the past engaged Ardent Sound as a provider of certain administrative services. Pursuant to these arrangements, we made payments to Ardent Sound of $530,000 in the year ended December 31, 2011 and aggregate payments of less than $25,000 in the nine months ended September 30, 2013 and year ended December 31, 2012.

See Note 5 of our audited financial statements included elsewhere in this prospectus for additional information regarding these arrangements.

Indemnification Agreements

We have entered or intend to enter into indemnification agreements with each of our directors, executive officers and certain other employees. These agreements, among other things, will require us to indemnify each individual to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the individual in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director, officer or other employee.

Management Rights Agreements

In connection with the sale of our preferred stock to investors, we entered into management observation rights letters with certain purchasers of the preferred stock, including entities affiliated with New Enterprise Associates, Friday Street Venture Partners and Apposite Healthcare Fund, pursuant to which such entities were granted certain management rights, including the right to consult with our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. Upon the closing of this offering, the management rights agreements will terminate.

Registration Rights Agreement

We have entered into a second amended and restated registration rights agreement with holders of our preferred stock and certain holders of common stock and warrants to purchase our Series C preferred stock, including entities with which certain of our directors are affiliated. As of December 31, 2013, the holders of 34,277,050 shares of our common stock, including the shares of common stock issuable upon the conversion of our preferred stock and shares of common stock issued upon exercise of warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Stockholders Agreement

We have entered into a stockholders agreement with certain holders of our common stock and holders of our preferred stock. The stockholders agreement provides for a right of first offer in favor of certain holders of preferred stock with regard to certain issuances of our capital stock. Upon the closing of this offering, the stockholders agreement will terminate.

For a description of the voting arrangements in the stockholders agreement, see the section titled “Management—Board Composition—Voting Arrangements.”

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. As provided by our audit committee charter to be effective upon completion of this offering, our audit committee will be responsible for reviewing and approving any related person transaction and in doing so will consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal Stockholders

The following table sets forth information relating to the beneficial ownership of our common stock as of December 31, 2013, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 31, 2013 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 42,519,749 shares of our common stock outstanding as of December 31, 2013, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 32,657,294 shares of common stock. Percentage ownership of our common stock after the offering assumes the sale of              shares by us in this offering. Shares of our common stock that a person has the right to acquire within 60 days of December 31, 2013 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ulthera, Inc., at 1840 South Stapley Drive, Suite 200, Mesa, Arizona 85204.

	Beneficial ownership prior to this offering				Beneficial ownership after this offering
Name and address of beneficial owner	Number of outstanding shares beneficially owned	Number of shares exercisable within 60 days	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership
5% and Greater Stockholders
Entities affiliated with Apposite Healthcare Fund L.P.(1)	13,933,805	929,207	14,863,012	34.2%
Entities affiliated with New Enterprise Associates 12, Limited Partnership(2)	17,184,510	664,357	17,848,867	41.3%
Named Executive Officers and Directors
Robert F. Byrnes(3)	770,709	—	770,709	1.8%
Ryan Drant(2)	17,184,510	664,357	17,848,867	41.3%
Beverly Huss, M.S.	—	35,937	35,937	*
Justin Klein, M.D., J.D.(4)	17,190,633	664,357	17,854,990	41.3%
Ford David Porter(1)	13,933,805	929,207	14,863,012	34.2%
Michael H. Slayton, Ph.D.(5)	1,000	—	1,000	*
Matthew E. Likens(6)	2,166,147	156,644	2,322,791	5.4%
Gregory D. Waller	171,154	61,539	232,693	*
James G. Atkinson(7)	868,776	85,509	954,285	2.2%
All directors and executive officers as a group (12 persons)	35,364,142	2,224,365	37,588,507	84.0%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)	Consists of: (i) 6,270,212 shares held, and 418,144 shares that may be acquired pursuant to the exercise of warrants held prior to this offering, by Apposite Healthcare Fund L.P., and (ii) 7,663,593 shares held, and 511,063 shares that may be acquired pursuant to the exercise of warrants held prior to this offering, by Friday Street Venture Partners, L.P. The address of Apposite Healthcare Fund , L.P. is c/o Ogier Fiduciary Services (Cayman) Ltd 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands.
(2)	Consists of: (i) 17,181,893 shares held, and 664,357 shares that may be acquired pursuant to the exercise of warrants held prior to this offering, by New Enterprise Associates 12, Limited Partnership (NEA 12) and (ii) 2,617 shares held prior to this offering, by NEA Ventures 2007, L.P. NEA Partners 12, Limited Partnership, or NEA Partners 12, is the general partner of NEA 12. NEA 12 GP, LLC, or NEA 12 LLC, is the general partner of NEA Partners 12. The individual Managers, or the Managers, of NEA 12 LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna Kolluri and Scott D. Sandell. The Managers share voting and dispositive power with regard to the shares held directly by NEA 12. The shares held by NEA Ventures 2007, L.P. are indirectly held by Karen P. Welsh, the general partner of NEA Ventures 2007, L.P. Karen P. Welsh shares voting and dispositive power with regard to the shares held directly by NEA Ventures 2007, L.P. The address of NEA 12 and NEA Ventures 2007, L.P. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(3)	Consists of shares held in the name of The Byrnes Family Trust. Includes 84,867 shares which were early exercised pursuant to an option agreement and over which we have a right of repurchase as of December 31, 2013, until such shares vest in accordance with the terms of the original agreement.
(4)	Consists of the shares described in note (2) above and 6,123 shares directly held by Dr. Klein. Dr. Klein is a Partner of New Enterprise Associates, Inc. Dr. Klein does not have voting or dispositive power with regard to any of the shares directly held by NEA 12 or NEA Ventures 2007, L.P. referenced in note (2) above. Dr. Klein’s business address is 5425 Wisconsin Ave, Suite 800, Chevy Chase, MD 20815.
(5)	Consists of shares held jointly by Michael H. Slayton and Lana Slayton.
(6)	Includes 2,014,379 shares held individually and 151,768 shares held jointly by Matthew Likens and Nancy Likens.
(7)	Includes 609,969 shares held individually and 258,807 shares held by Equity Trust Company, d.b.a. Sterling Trust, Custodian FBO: James G. Atkinson.

Description of Capital Stock

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, the second amended and restated registration rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and second amended and restated registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Immediately prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 300,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of September 30, 2013, there were outstanding:

•	9,512,826 shares of our common stock held by approximately 77 stockholders of record;

•	32,657,294 shares of our common stock issuable upon conversion of outstanding shares of preferred stock held by approximately 15 stockholders of record;

•	1,619,756 shares of our common stock issuable upon exercise of outstanding warrants to purchase preferred stock; and

•	4,286,650 shares of our common stock issuable upon exercise of outstanding stock options.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. The terms of our credit facility currently prohibit us from paying cash dividends on our common stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. See Note 11 in the notes to our audited financial statements included elsewhere in this prospectus for a description of our currently outstanding preferred stock. Immediately prior to the consummation of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock as of December 31, 2013. Immediately prior to the consummation of this offering, the warrants to purchase shares of our Series B preferred stock will convert into warrants to purchase our common stock based on the conversion ratio of the Series B preferred stock. On the closing of this offering, the warrants to purchase shares of our Series C preferred stock will expire if unexercised as of such time.

Class of stock underlying warrants	Number of shares of preferred stock exercisable prior to this offering	Number of shares of common stock underlying warrants on as-converted basis	Exercise price per share	Expiration date
Series B convertible preferred stock, par value $0.001	15,873	26,192	$3.15	December 16, 2018	(1)
Series C convertible preferred stock, par value $0.001	1,593,564	1,593,564	$0.6589	April 1, 2015	(2)

(1)	Expires on the date that is the earlier of (i) December 16, 2018 and (ii) the date that is three years following the effective date of the registration statement filed in connection with our initial public offering. This expiration date reflects the revised term of the warrant, which was amended in January 2014.
(2)	Expires on the date that is the earlier of (i) April 1, 2015 and (ii) the closing date of our initial public offering, provided that the exercise price of the warrants is less than the initial price to the public of one share of our common stock.

Registration Rights

Under our second amended and restated registration rights agreement, following the closing of this offering, the holders of 34,277,050 shares of common stock, including 1,619,756 shares issuable upon exercise of warrants, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Based on the number of shares outstanding as of December 31, 2013, after the consummation of this offering, the holders of 34,277,050 shares of our common stock, including 1,619,756 shares issuable upon exercise of warrants, or their transferees, will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least 50% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price of at least $10.0 million.

In addition, we will not be required to effect a demand registration during the period beginning 120 days prior to the filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities, provided that we have complied with certain notice requirements to the holders of these shares.

Form S-3 Registration Rights

Based on the number of shares outstanding as of December 31, 2013, after the consummation of this offering, the holders of 34,277,050 shares of our common stock, including 1,619,756 shares issuable upon exercise of warrants, or their transferees, will be entitled to certain Form S-3 registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $5 million. These stockholders may make an unlimited number of requests for registration on Form S-3, but in no event shall we be required to file more than two registrations on Form S-3 in any twelve-month period. However, we will not be required to effect a registration on Form S-3 during the period beginning 120 days prior to the filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities, provided that we have complied with certain notice requirements to the holders of these shares.

Piggyback Registration Rights

Based on the number of shares outstanding as of December 31, 2013, after the consummation of this offering, in the event that we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of 34,277,050 shares of our common stock, including 1,619,756 shares issuable upon exercise of warrants, or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above, including the expenses of one counsel for the selling holders up to $30,000.

Expiration of Registration Rights.

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, upon the earlier of five years after the consummation of this offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by the secretary of the company pursuant to a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, a vote of not less than 66 2⁄3% of all outstanding shares of our capital stock is required for removal of a director only for cause (and a director may only be removed for cause). For more information on the classified board, see “Management—Board Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66  2⁄3% of the voting power of our then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, please see “Management—Limitation on Liability and Indemnification Matters.”

Listing

We have applied for the listing of our common stock on The NASDAQ Global Market under the symbol “ULTH.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent and registrar’s address is             .

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of September 30, 2013, upon the closing of this offering and assuming (1) the conversion of our outstanding preferred stock into common stock, assuming an initial public offering price of                  per share (the mid-point of the price range set forth on the cover page of this prospectus), (2) no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments and (3) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately                  shares of common stock. Of these shares, all of the                  shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares to cover over-allotments, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of September 30, 2013, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate number of shares	First date available for sale into public market
shares	180 days after the date of this prospectus, or longer if the lock-up period is extended, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-up Agreements

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our outstanding shares of common stock or securities convertible into or exchangeable for shares of our common stock have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Citibank Global Markets Inc.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately shares of common stock immediately after this offering (calculated as of September 30, 2013 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Registration Rights

Based on the number of shares outstanding as of December 31, 2013, after the consummation of this offering, the holders of approximately 34,277,050 shares of our common stock, including 1,619,756 shares issuable upon exercise of warrants, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our Amended and Restated 2008 Omnibus Stock and Incentive Plan, as amended, and our 2014 Equity Incentive Award Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), in each case in effect as of the date of this Registration Statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the tax on net investment income imposed by Section 1411 of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to particular rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the applicable withholding agent with the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014, and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
William Blair & Company, L.L.C.
Canaccord Genuity Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder, any shares of common stock issuable upon the exercise of outstanding warrants, shares of common stock issuable in connection with the automatic conversion of our preferred stock, the filing of a Form S-8 relating to shares of common stock granted pursuant to or reserved for issuance under existing employee stock plans and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers and substantially all of our equityholders, option holders and warrant holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. These agreements will not restrict our directors and executive officers from entering into 10b5-1 trading plans provided that any shares that may be sold under such plans will be subject to the restrictions described above.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on The NASDAQ Global Market under the symbol “ULTH.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Legal Matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 91,060 shares of our Series C preferred stock which will be converted into an aggregate of 91,060 shares of common stock immediately prior to the completion of this offering.

Experts

The financial statements as of December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in this prospectus. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Armanino LLP, independent registered public accounting firm, has audited the financial statements of Cabochon Aesthetics, Inc. at December 31, 2012 and 2011, and for each of the two years in the period ended December 31, 2012, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Armanino LLP’s report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Ulthera, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.ultherapy.com. Upon consummation of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Index to Financial Statements

Page

Financial Statements of Ulthera, Inc.

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2011, December 31, 2012 and September 30, 2013 (unaudited)	F-3

Statements of Operations and Comprehensive Loss for the fiscal years ended December 31, 2011 and December 31, 2012 and the nine months ended September 30, 2012 (unaudited) and September 30, 2013 (unaudited)

F-5

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the fiscal years ended December 31, 2011 and December 31, 2012 and the nine months ended September 30, 2013 (unaudited)	F-6

Statements of Cash Flows for the fiscal years ended December 31, 2011 and December 31, 2012 and the nine months ended September 30, 2012 (unaudited) and September 30, 2013 (unaudited)	F-8

Notes to Financial Statements	F-10

Financial Statements of Cabochon Aesthetics, Inc.

Independent Auditor’s Report	F-34

Balance Sheets December 31, 2011 and 2012, and September 30, 2013 (unaudited)	F-36

Statements of Operations for the years ended December  31, 2011 and 2012, and for the period from inception (January 5, 2005) to December 31, 2012 and for the nine months ended September 30, 2012 and 2013 (unaudited), and for the period from inception (January 5, 2005) to September  30, 2013 (unaudited)

F-37

Statements of Convertible Preferred Stock and Stockholders’ Equity (deficit) for the period from inception (January 5, 2005) to September 30, 2013 (unaudited)	F-38

Statements of Cash Flows for the years ended December 31, 2011 and 2012, and for the period from inception (January 5, 2005) to December 31, 2012 and for the nine months ended September 30, 2012 and 2013 (unaudited), and for the period from inception (January 5, 2005) to September 30, 2013 (unaudited)

F-39

Notes to Financial Statements for the years ended December  31, 2011 and 2012, and for the period from January 5, 2005 (date of inception) to December 31, 2012, and for the nine months ended September 30, 2013 (unaudited), and for the period from January  5, 2005 (date of inception) to September 30, 2013 (unaudited)

F-40

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss for the year ended December 31, 2012	F-56

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss for the nine months ended September 30, 2013	F-57

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2013	F-58

Notes to Unaudited Pro Forma Condensed Combined Financial Information	F-60

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Ulthera, Inc.

Mesa, Arizona

We have audited the accompanying balance sheets of Ulthera, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ulthera, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

April 30, 2013 (February 13, 2014 as to Notes 15, 17 and 20)

Ulthera, Inc.

Balance Sheets

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
	(in thousands, except share and per share amounts)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,706	$9,588	$11,817
Accounts receivable—net (Note 2)	9,710	13,290	10,478
Inventories (Note 3)	598	575	1,660
Prepaid expenses	282	403	726
Other current assets	114	298	748

Total current assets	16,410	24,154	25,429
PROPERTY AND EQUIPMENT—Net (Note 4)	1,652	2,689	3,011
OTHER ASSETS	245	5	7

TOTAL	$18,307	$26,848	$28,447

(Continued)

Ulthera, Inc.

Balance Sheets

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
	(in thousands, except share and per share amounts)
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,741	$5,579	$2,727
Due to related parties (Note 5)	986	806	629
Current portion of deferred revenue	890	2,271	2,266
Current portion of note payable (Note 6)	—	333	667
Accrued liabilities (Note 8)	3,412	5,855	8,995

Total current liabilities	9,029	14,844	15,284
LONG-TERM DEFERRED REVENUE	2,244	1,947	769
LONG-TERM NOTE PAYABLE (Note 6)	—	1,667	1,178
DEFERRED RENT	53	209	583
WARRANT LIABILITIES (Note 6 and 7)	932	2,344	4,637

Total liabilities	12,258	21,011	22,451

COMMITMENTS AND CONTINGENCIES
(Notes 5, 7, 9, 11, 12 and 16)
CONVERTIBLE PREFERRED STOCK (Note 11):
Series A preferred stock, $0.001 par value—liquidation value $2.00 per share; authorized 2,750,000 shares; issued and outstanding, 2,750,000 shares at December 31, 2011 and 2012	5,500	5,500	5,500
Series B preferred stock, $0.001 par value—liquidation value $3.1518 per share; authorized 7,539,899 shares; issued and outstanding, 7,524,026 shares at December 31, 2011 and 2012	23,714	23,714	23,714
Series C preferred stock, $0.001 par value—liquidation value $0.6589 per share; authorized 17,900,000 shares; issued and outstanding, 16,106,134 shares at December 31, 2011 and 2012	10,612	10,612	10,612

STOCKHOLDERS’ EQUITY (DEFICIT) (Note 11):
Common stock, $0.001 par value—authorized, 51,000,000 shares; 8,202,205 and 6,790,983 shares issued and outstanding at December 31, 2012 and 2011, respectively	7	8	9
Treasury stock, at cost	—	—	(113)
Additional paid-in capital	980	1,391	1,835
Accumulated deficit	(34,764)	(35,388)	(35,561)

Stockholders’ equity (deficit)	(33,777)	(33,989)	(33,830)

TOTAL	$18,307	$26,848	$28,447

(concluded)

See notes to financial statements.

Ulthera, Inc.

Statements of Operations and Comprehensive Loss

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
	(in thousands, except share and per share amounts)
NET REVENUE	$41,072	$59,386	$41,881	$57,178

COST OF REVENUE
Cost of revenue	9,234	14,593	10,956	10,736
Royalty expense and cost of revenue to related party (Note 5)	2,741	2,484	1,556	2,264

Total cost of revenue	11,975	17,077	12,512	13,000

GROSS PROFIT	29,097	42,309	29,369	44,178

OPERATING EXPENSES:
Sales and marketing	17,875	22,281	15,453	26,148
General and administrative (Note 5)	4,244	7,386	4,997	7,342
Clinical and regulatory	3,514	6,705	4,692	4,650
Research and development	2,947	4,379	3,298	3,078
Research and development to related party (Note 5)	1,962	649	401	1,056

Total operating expenses	30,542	41,400	28,841	42,274

INCOME (LOSS) FROM OPERATIONS	(1,445)	909	528	1,904

OTHER INCOME (EXPENSE):
Interest income	2	1	1	—
Interest expense	(41)	(62)	(12)	(128)
Other income (expense) (Note 6, 7, and 14)	(798)	(1,287)	(1,040)	(2,100)

Total other expense	(837)	(1,348)	(1,051)	(2,228)

LOSS BEFORE INCOME TAXES	(2,282)	(439)	(523)	(324)
INCOME TAX (PROVISION) BENEFIT (Note 10)	—	(185)	(207)	151

NET LOSS AND COMPREHENSIVE LOSS	$(2,282)	$(624)	$(730)	$(173)

Net loss per share:
Basic	$(0.45)	$(0.08)	$(0.10)	$(0.02)
Diluted	$(0.45)	$(0.08)	$(0.10)	$(0.02)

Weighted-average shares:
Basic	5,073,087	7,396,592	7,182,812	8,933,360
Diluted	5,073,087	7,396,592	7,182,812	8,933,360

See notes to financial statements.

Ulthera, Inc.

Statements of Changes in Convertible Preferred Stock and

Stockholders’ Equity (Deficit)

	Convertible preferred stock						Stockholder’s equity (deficit)
	Series A		Series B		Series C		Common stock		Additional paid-in capital	Accumulated deficit	Stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except per share amounts)						(in thousands, except per share amounts)
BALANCE—January 1, 2011	2,750,000	$5,500	7,524,026	$23,714			4,953,552	$5	$489	$(32,482)	$(31,988)

Issuance of Series C preferred stock (Note 11)					16,106,134	$10,612
Exercise of stock options (Note 12)							1,837,431	2	200		202
Stock-based compensation expense (Note 12)									291		291
Net loss										(2,282)	(2,282)

BALANCE—December 31, 2011	2,750,000	5,500	7,524,026	23,714	16,106,134	10,612	6,790,983	7	980	(34,764)	(33,777)

Exercise of stock options (Note 12)							1,411,222	1	153		154
Stock-based compensation expense (Note 12)									258		258
Net loss										(624)	(624)

BALANCE—December 31, 2012	2,750,000	$5,500	7,524,026	$23,714	16,106,134	$10,612	8,202,205	$8	$1,391	$(35,388)	(33,989)

(continued)

Ulthera, Inc.

Statements of Changes in Convertible Preferred Stock and

Stockholders’ Equity (Deficit)

	Convertible preferred stock						Stockholder’s equity (deficit)
	Series A		Series B		Series C		Common stock		Treasury stock			Additional paid-in capital	Accumulated deficit	Stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except per share amounts)						(in thousands, except per share amounts)
BALANCE—December 31, 2012	2,750,000	$5,500	7,524,026	$23,714	16,106,134	$10,612	8,202,205	$8		$		$1,391	$(35,388)	$(33,989)

Repurchase common shares (Note 11) (unaudited)							(88,000)		88,000		(113)			(113)
Exercise of stock options (Note 12) (unaudited)							1,398,621	1				189		190
Stock-based compensation expense (Note 12) (unaudited)												255		255
Net loss (unaudited)													(173)	(173)

BALANCE—September 30, 2013 (unaudited)	2,750,000	$5,500	7,524,026	$23,714	16,106,134	$10,612	9,512,826	$9	88,000		$(113)	$1,835	$(35,561)	$(33,830)

(concluded)

See notes to financial statements

Ulthera, Inc.

Statements of Cash Flows

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,282)	$(624)	$(730)	$(173)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	254	502	331	609
Loss on disposal of property and equipment	19	177	177	58
Amortization of loan origination fees and debt discount	49	61	47	32
Adjustment of warrants to fair value	721	1,412	1,172	2,293
Provision for allowance for doubtful accounts and sales returns	2,314	3,237	1,530	3,836
Stock compensation expense	291	258	195	255

Changes in operating assets and liabilities:
Accounts receivable	(9,422)	(6,817)	(4,217)	(1,024)
Inventories	(1,001)	(518)	(676)	(1,354)
Prepaid expenses and other assets	(95)	(18)	(866)	(788)
Accounts payable	2,273	1,746	(290)	(2,715)
Due to related parties	(1,812)	(181)	(360)	(176)
Accrued and other liabilities	4,411	3,684	1,514	2,332

Net cash (used in) provided by operating activities	(4,280)	2,919	(2,173)	3,185

CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of property and equipment	(370)	(1,084)	(461)	(858)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for loan origination fees	(30)	(107)	(77)	(21)
Payments on notes payable	—	—	—	(154)
Proceeds from exercise of stock options	202	154	109	190
Payments for repurchasing common stock	—	—	—	(113)
Proceeds from note payable	—	2,000	2,000	—
Proceeds from issuance of Series C preferred stock	9,013	—	—	—
Repayments of revolving line of credit	(125)	—	—	—

Net cash provided by (used in) financing activities	9,060	2,047	2,032	(98)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,410	3,882	(602)	2,229
CASH AND CASH EQUIVALENTS—Beginning of year	1,296	5,706	5,706	9,588

CASH AND CASH EQUIVALENTS—End of year	$5,706	$9,588	$5,104	$11,817

(continued)

Ulthera, Inc.

Statements of Cash Flows

	Year ended December 31,		Nine month ended September 30,
	2011	2012	2012	2013
			(unaudited)
	(in thousands)
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$19	$38	$12	$75

Cash paid for income taxes	$—	$156	$156	$378

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES:
Conversion of convertible notes to Series C preferred stock	$1,599	$—	$—	$—

Accounts payable for capital expenditures	$97	$189	$103	$51

Inventory converted to property and equipment	$840	$681	$556	$330

Property and equipment converted to inventory	$35	$140	$91	$61

(concluded)

See notes to financial statements

Ulthera, Inc.

Notes to Financial Statements

as of and for the Years ended December 31, 2011 and

2012 and as of and for the Nine months ended September 30, 2013 (unaudited)

and for the Nine months ended September 30, 2012 (unaudited)

1. Operations and Summary of Significant Accounting Policies

General. Ulthera, Inc. (the “Company” or “Ulthera”) is a Delaware corporation incorporated in 2005 and is headquartered in Mesa, Arizona. The Company is a global medical device company focused on developing and commercializing clinically proven, safe and effective technologies for aesthetic and medical applications.

Unaudited interim financial statements. The interim balance sheet as of September 30, 2013 and the interim statements of operations and comprehensive loss and cash flows for the nine months ended September 30, 2013 and 2012 and related disclosures are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2013 and 2012 and its results of operations and cash flows for the nine months ended September 30, 2013 and 2012. The financial data and the other financial information disclosed in these notes to the financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended September 30, 2013 and 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2013 or for any other future annual or interim periods.

Significant accounting policies. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are as follows:

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Significant estimates included in the Company’s financial statements include the allowances for doubtful accounts receivable and sales returns, warrant liabilities, warranty reserves, deferred revenue on multi-element arrangements, stock compensation, and the deferred tax asset valuation allowance. Actual results could differ from those estimates.

Subsequent events. The Company evaluated subsequent events through April 30, 2013, the date the financial statements were originally issued, and has updated such evaluation through February 13, 2014, the date the financial statements were reissued (see Note 19).

Cash and cash equivalents. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Carrying amounts approximate fair value due to their highly liquid nature and short duration. Included in cash and cash equivalents are undeposited credit card transactions (which typically deposit within three to five business days) of $825,000 and $606,000 as of December 31, 2011 and 2012, respectively, and $336,000 as of September 30, 2013.

Accounts receivable. Accounts receivable are carried at the original invoiced amount less any allowances for doubtful accounts and sales returns. The Company provides an allowance for doubtful accounts by evaluating specific past-due receivables, customers’ financial condition, historical collection information, and current economic conditions. A receivable is considered to be past due based on the terms of the customer’s invoice. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. See further information in Note 2.

Inventories. Inventories primarily consist of salable control unit, handpiece, transducer and cart and case products. Inventories are valued at the lower of cost, using the first-in, first-out method, or market. Inventory that is obsolete is written down to its estimated net realizable value. This is based on the useful life of the product (transducers have a specified expiration date) and assumptions regarding product demand and market conditions. As of December 31, 2011 and 2012, and September 30, 2013, the Company did not possess obsolete inventory.

The Company has manufacturing agreements with suppliers to manufacture its products. The Company purchases its control units, handpieces and transducers from third-party manufacturers. The Company also purchases carts and cases from other third-party manufacturers. These manufacturers are the only sources of sellable products for the Company. The failure of these manufacturers to provide an uninterrupted supply of products could adversely affect the Company’s ability to sell such products. The suppliers expressly warrant, for one year, all products shipped to the Company. The suppliers ship the finished products to the Company under 45-and 60-day credit terms.

Property and equipment. Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

Furniture and equipment	5-7 years
Demonstration and refurbished units	5 years
Clinical equipment	3-5 years
Engineering equipment and tooling	3-7 years
Software and licenses	3 years

Warranty reserves. The Company offered a one-year warranty on its control units through September 30, 2012, at which time the Company began selling each control unit with a standard five-year warranty. Also during 2012, the U.S. Food and Drug Administration (the “FDA”) approved an extension of the shelf life of the transducer, and therefore, the Company provided a standard 12-month warranty on transducer sales in the United States and 6-month and 12-month warranties on its transducer sales outside of the United States. Beginning in July 8, 2013, the Company added a 12-month warranty to all transducers sold to distributors outside the United States thereby providing a 12-month warranty on all transducers sold globally. The warranties generally provide for coverage against defects in workmanship or materials. Warranty reserves are established as units are sold in an amount estimated to be adequate to cover expected costs. The Company’s warranty reserves are estimated based on historical and anticipated warranty claims. The Company regularly reviews the reasonableness and adequacy of the recorded warranty reserves and makes adjustments as information becomes available. Warranty reserves are included in accrued liabilities in the accompanying balance sheets. A summary of changes in the Company’s warranty reserves is as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2013
			(unaudited)
Warranty reserve balance—beginning of period	$216	$167	$338
Additions to reserves—prior year sales	—	—	144
Additions to reserves—current year sales	835	838	918
Costs and claims incurred	(884)	(667)	(554)

Warranty reserve balance—end of period	$167	$338	$846

Revenue recognition. The Company sells its Ulthera Systems, which include a control unit, a handpiece and multi-patient disposable transducers to physicians in the United States and distributors outside of the United States. The Company recognizes revenue when persuasive evidence of an arrangement exists, title has transferred, the price or fee is fixed or determinable, and collectability is reasonably assured. Revenue is deferred in the event that any of the revenue recognition criteria are not met.

Persuasive evidence of an arrangement. For initial sales in the United States, the Company uses contracts for both control unit and transducer sales to determine the existence of an arrangement for customers. For sales outside of the United States, the Company uses purchase orders for both control unit and transducer sales to determine the existence of an arrangement. For the majority of the Company’s U.S. customers, a credit card authorization is required before a transducer order can be placed. However, certain customers are given payment terms.

Transfer of title. Title transfers upon shipment.

Sales price fixed or determinable. The Company assesses whether the sales price is fixed or determinable at the time of the transaction. The Company’s standard terms do not allow for trial or evaluation periods, rights of return or refund, payments contingent upon the customer obtaining financing or other terms that could impact the customer’s obligation.

In certain circumstances on initial sale, the Company agrees to allow physicians to return their system if certain conditions with respect to treatment volume are not met over a period of 12 months after the sale. The Company has provided for an allowance for sales returns based on its evaluation of historical return experience and specific sales with a potential for return. The allowance for sales returns is included as a reduction of revenue in the statements of operations. See further information in Note 2.

Collectability. The Company assesses whether collection is reasonably assured based on a number of factors, including the customer’s past transaction history.

The Company sells some of its systems in sales arrangements that contain other deliverables, such as extended warranties on its control unit, training, and marketing support, all of which are considered separate units of accounting for determination of revenue recognition. In such instances, the Company records revenue upon sale of the control unit and the relative sales value of any undelivered elements in these arrangements is deferred until the Company has performed on its obligations. Undelivered items are valued in the order of hierarchy relative to (i) the vendor-specific objective evidence, (ii) evidence of selling prices used by companies that sell comparable products, or (iii) estimated selling price. Except for extended warranties, the Company typically delivers and recognizes revenue for the undelivered items and services within a month after shipment of the control unit.

The extended warranties provide for additional years beyond the Company’s standard warranty. The revenue on extended warranty sales is deferred and recognized ratably over the term of the extended warranty contract. The current portion of deferred revenue relating to extended warranty was $806,000 and $1,958,000 as of December 31, 2011 and 2012, respectively, and $1,731,000 as of September 30, 2013.

Sales and excise taxes collected from customers and remitted to governmental authorities are excluded from revenue in the statements of operations.

Research and development. Research and development costs primarily consist of salaries, benefits, incentive compensation, and stock-based compensation for employees and contractors engaged in research and development. The Company expenses all research and development costs in the periods in which they are incurred.

Shipping costs. Shipping costs are incurred when inventory is either sent from the supplier to the Company, or from the Company to the customer. Such costs are included in cost of revenue as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cost of revenue—shipping	$198	$346	$117	$246

Shipping and handling costs are billed to domestic customers and are included in revenue, while foreign customers pay the freight forwarder directly. Non-inventory shipments (including miscellaneous freight and postage) are expensed separately in operating expenses.

Advertising costs. The Company expenses advertising costs as incurred. Such costs are included in sales and marketing expense as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Advertising	$519	$453	$204	$879

Income taxes. Deferred taxes arise from the different bases of assets and liabilities recorded for financial statement and income tax reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, using the tax rates expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions by prescribing recognition thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes the financial statement effect of a tax position when it is more likely than not (defined as substantiated likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination by a taxing authority. None of the Company’s currently unrecognized tax benefits, if recognized, would affect its effective income tax rate due to the valuation allowance that currently offsets its deferred tax assets.

Stock option expense. The Company maintains performance incentive plans under which incentive and non-qualified stock options are granted primarily to employees. We recognize compensation costs related to stock-based awards granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate assumption based on actual forfeitures, analysis of employee turnover, and other related factors. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

Customer concentration. The Company sells products to individual health care providers inside the United States and distributors outside the United States. For the year ended December 31, 2012 and nine months ending September 30, 2013, there were no customers that accounted for greater than 10% of the Company’s net revenue. During the year ended December 31, 2011, the Company’s largest customer, which is domiciled in South Korea, provided for 12% of the Company’s net revenue. At December 31, 2011, receivables from this same customer totaled 6% of the Company’s accounts receivable balance. No other customers accounted for greater than 10% of the Company’s net revenue for the year ended December 31, 2011.

Fair value measurements. Carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. Based on the borrowing rates available to the Company for loans with similar terms, the carrying value of the borrowings approximates their fair value. The carrying amount of the preferred stock warrant liabilities is stated at fair value. The carrying amounts of other assets and liabilities approximate their fair values based upon their nature and size.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A fair value hierarchy prioritizes the inputs used in measuring fair value as follows: Level 1 observable inputs such as quoted prices in active markets; Level 2 inputs other than the quoted prices in active markets that are observable either directly or indirectly; and Level 3 unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value (see Note 18).

Recent accounting pronouncements. In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”), relating to Income Taxes (Topic 740), which provides guidance on the presentation of unrecognized tax benefits. The intent of ASU 2013-11 is to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. ASU 2013-11 is effective for years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on the Company’s financial statements.

2. Accounts Receivable

The accounts receivable balance is presented net of the allowance for doubtful accounts and sales returns. A summary of changes in the allowance for doubtful accounts receivable and sales returns is as follows (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance—beginning of period	$90	$748	$1,535
Provision for doubtful accounts	748	1,107	740
Write-offs and other adjustments	(90)	(320)	(671)

Balance—end of period	$748	$1,535	$1,604

ALLOWANCE FOR SALES RETURNS:
Balance—beginning of period	$—	$402	$598
Reduction of revenue for estimated sales returns	1,676	2,282	3,167
Write-offs of accounts receivable due to product returns and reversal of previously estimated sales returns	(946)	(1,940)	(2,252)
Reclassification to accrued liabilities for estimated sales returns of control units that have already been paid for by customers	(328)	(146)	(436)

Balance—end of period	$402	$598	$1,077

Total allowance for doubtful accounts receivable and sales returns at end of the period	$1,150	$2,133	$2,681

The Company believes the allowance is adequate, but changes in the economic environment or customers’ financial condition could require a change to the allowance for doubtful accounts and sales returns.

3. Inventories

Inventory is as follows (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Finished goods	$527	$393	$1,540
Raw materials	71	182	120

Total inventories	$598	$575	$1,660

4. Property and Equipment

Property and equipment is as follows (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Furniture and equipment	$233	$545	$610
Demonstration and refurbished units	1,450	1,874	2,033
Clinical equipment	57	48	173
Engineering equipment and tooling	310	447	586
Software and licenses	33	489	828

Total	2,083	3,403	4,230

Accumulated depreciation	(431)	(808)	(1,280)
Construction in progress	—	94	61

Property and equipment—net	$1,652	$2,689	$3,011

Depreciation expense is as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Depreciation expense	$254	$502	$331	$609

5. Related Parties

Prior to entering into any arrangement with a related party, all proposed agreements are reviewed and approved by the Board of Directors (the “Board”). This includes any material modifications and/or amendments to existing agreements.

The Company has entered into arrangements with Guided Therapy Systems, LLC (“GTS”) and Ardent Sound, Inc. (“Ardent Sound”). Dr. Michael Slayton, the Company’s founder and a member of the Board, is a founder and an executive officer of GTS and a founder of Ardent Sound. Related party payments are described below and are as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Royalties	$2,121	$2,019	$1,307	$2,264
Manufacturing	620	465	249	—

Related party cost of revenue	2,741	2,484	1,556	2,264

Manufacturing (internal use)	35	23	17	—
Administrative	530	9	4	13
Research and development	1,962	649	401	1,056

Total	$5,268	$3,165	$1,978	$3,333

License and Development Agreement

In November 2005, the Company entered into a license and development agreement with GTS and Ardent Sound. The license and development agreement was amended on November 21, 2007, April 1, 2010

(“Modification to the 1st Amendment”), December 9, 2010, November 1, 2011 (“2nd Amendment”) and most recently on August 26, 2013 (“3rd Amendment”) and continues until the last of the licensed patents expire or the agreement is otherwise terminated in accordance with the terms thereof. The agreement includes the following payment obligations:

Royalties

The Company incurs an earned royalty tied to net sales, defined as revenue which the Company collects from the sale, transfer, or other disposition for value of the licensed products, as defined in the license and development agreement, minus certain deductions.

Under the Modification to the 1st Amendment, additional royalties were payable to GTS on net sales of licensed products made during the period beginning April 1, 2010, until $1.6 million of total incremental royalties were paid. In June 2011, the Company fulfilled the $1.6 million incremental royalty obligation.

Additionally, under the 2nd Amendment and 3rd Amendment, the Company will incur earned royalties on net sales of licensed products for certain aesthetic applications at tiered rates depending on the time period after first commercial sale. There were no royalty expenses incurred under these amendments for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013.

The Company’s obligation to pay such royalties shall terminate, in any case, when the licensed patent rights expire.

Royalty expense to related party is included in cost of revenue in the Company’s statements of operations and other comprehensive loss.

Development services

Under the Modification to the 1st Amendment, GTS and Ardent Sound performed research and development services for the Company for certain aesthetic applications in exchange for development payments of $250,000 per month payable to GTS through September 30, 2010. Although this part of the agreement expired, the Company continued to pay $250,000 per month to GTS through March 2011. Beginning in April 2011, the Company purchased research and development services from GTS on a project basis.

Under the 2nd Amendment, GTS and Ardent Sound performed research and development services for the company, including rights for certain aesthetic applications, in exchange for development payments of a minimum of $200,000 per quarter, beginning in the third quarter of 2012, up to a minimum of $1 million payable to GTS by the end of 2013, unless extended by mutual agreement of the parties.

Under the 3rd Amendment, the Company entered into an agreement with GTS defining additional research and development projects that will continue until March 2015. Development services are provided at a cost per month of $100,000 from November 2013 through February 2015 and $20,000 in March 2015.

Development service expense to related party is included in research and development to related party in operating expenses in the Company’s statements of operations and other comprehensive loss.

License fee

Under the 3rd Amendment, GTS and Ardent Sound granted the Company certain exclusive, sublicensable rights to develop, manufacture, and sell certain new products which may be developed for use in certain aesthetic applications. The associated $2 million license fee is payable in installments, with $200,000 due upon signing.

License fee expense to related party is included in research and development to related party in the Company’s statements of operations and other comprehensive loss.

Other Arrangements

Manufacturing

Ardent Sound manufactured a portion of the Company’s transducers until December 2012. These amounts are included in cost of revenue and operating expenses in the Company’s statements of operations and other comprehensive loss.

Administrative

GTS and Ardent Sound provided administrative services to the Company, such as employee health insurance and legal services related to intellectual property, that the Company reimbursed to Ardent Sound. These amounts are included in general and administrative expenses in the Company’s statements of operations and other comprehensive loss.

The total amounts that were owed to GTS and Ardent Sound are as follows (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Due to related parties	$986	$806	$629

6. Revolving Line of Credit, Note Payable and Warrant

On December 16, 2009, the Company entered into a revolving line of credit agreement with Silicon Valley Bank, which provided for a working capital line of credit. From time to time, the Company has modified the line of credit agreement to extend the term and increase the available line of credit amount. The Company most recently modified the line of credit agreement on July 27, 2012 to allow for available credit up to $8 million and to extend the maturity date to July 26, 2014. The amount available to draw on the line is based in part on the amount of accounts receivable that is outstanding. Draws on the loan bear an interest rate equal to the greater of the prime rate plus an applicable margin, as defined in the agreement, or 3.75%. The revolving line of credit is collateralized by all goods, equipment, inventory, contract rights, or rights to payment of money from sources such as trade accounts receivable, and other items as defined in the agreement. In addition, the Company is party to a related negative pledge arrangement that requires that they not sell, transfer, assign, mortgage, pledge, lease, grant a security interest, or encumber any of its intellectual property without the bank’s written consent. The Company had no advances on the line of credit outstanding as of December 31, 2011 or 2012, or September 30, 2013. Based on the amount of accounts receivable outstanding as of September 30, 2013, the full amount was available under the line of credit.

On July 27, 2012, the Company modified the revolving line of credit agreement to include a $2.0 million term note payable that is due July 27, 2016. The Company drew the entire $2.0 million on the note payable on July 27, 2012. The agreement calls for monthly interest-only payments for the first 12 months. Draws on the loan bear interest at the prime rate plus 1.75% (5.31% as of September 30, 2013), and are payable monthly. Beginning July 1, 2013, the Company began repaying the note payable in 36 payments of principal and interest. The

Company incurred $38,000 and $75,000 in interest under this note payable during the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. The weighted average interest rate was 5.07% for the year ended December 31, 2012 and 5.10% for the nine months ended September 30, 2013.

The principal payments due on the note payable as of December 31, 2012 are as follows (in thousands):

Year	Principal payment
2013	$333
2014	667
2015	667
2016	333

Total	$2,000

The Company must maintain compliance with certain financial covenants, including (a) a tangible net worth of at least $2.5 million, increasing quarterly by (i) 50% of net income from the prior quarter (but not reduced for losses), and (ii) 50% of the proceeds from equity raised after the effective date of the amended agreement and the proceeds of subordinated debt and (b) the Company must not incur capital expenditures (excluding leasehold improvements related to the executive office lease described in Note 9 below and control units capitalized for internal purposes) in excess of $1.5 million for the first year of the amended agreement, and $1.5 million measured quarterly on a trailing 12-month basis thereafter. As of September 30, 2013, the Company was in compliance with these covenants.

Also on December 16, 2009, in connection with the revolving line of credit agreement, the Company issued a warrant to the bank that provides the bank the right to purchase 15,873 shares of Series B convertible preferred stock at $3.15 per share or receive common shares as defined in the agreement. The warrant became exercisable in February 2010 and expires July 31, 2020. The fair value of the warrant was initially determined to be $17,000 using an option pricing model, which approximates the binomial lattice model, and was recorded as a warrant liabilities in the balance sheet. The liability is being marked to market at each balance sheet date for which we recorded other expense of $9,000, $21,000 and $37,000 for the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2013, respectively. As of September 30, 2013, the warrant had not been exercised.

7. Convertible Notes Payable and Warrants

On April 1, 2010, the Company entered into a convertible note and warrant purchase agreement (the “Note Agreement”) with the current holders of the Company’s preferred stock to (i) issue and sell $1.5 million of unsecured promissory notes that are convertible into equity securities of the Company (the “convertible notes”), and (ii) issue and sell warrants to purchase shares of the Company’s preferred stock. In accordance with the Note Agreement, the proceeds from the sale and issuance of the convertible notes were to be used for working capital purposes, including providing sufficient funds for operations while the Company pursued and consummated the issuance of a new series of preferred stock. As disclosed in Note 11, on January 25, 2011, the Company issued and sold shares of Series C convertible preferred stock, which included 13,678,857 shares for cash proceeds of $9,013,000 and 2,427,277 shares issued upon conversion of the convertible notes and interest of $99,000 for relinquishment of all principal and accrued but unpaid interest on the convertible notes.

For a nominal purchase price the purchasers of the convertible notes were issued 1,593,564 warrants that allow for the purchase of additional shares of the Series C preferred stock at $0.6589 per share. The warrants had a fair value of $195,000 upon issuance which was determined using an option pricing model, which approximates the binomial lattice model, and are included in warrant liabilities on our balance sheet. The liability is being marked to market at each balance sheet date for which we recorded other expense of $712,000, $1.4 million and $2.3 million for the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2013, respectively. As of September 30, 2013, the warrants had not been exercised.

8. Accrued Liabilities

Accrued liabilities are as follows (in thousands):

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Accrued sales commission	$1,242	$1,319	$2,047
Accrued bonus	964	1,870	1,942
Warranty reserve	167	338	846
Sales/use tax payable	378	753	723
Reserve for customer refunds	328	146	436
Other accrued liabilities	333	1,429	3,001

Total	$3,412	$5,855	$8,995

Other accrued liabilities are composed of employee travel reimbursements, accrued payroll, accrued vacation and estimates related to services performed and goods received that the Company has not been billed for by the supplier.

9. Leases

The Company is obligated under operating leases expiring through 2020 for office and production space and equipment.

The Company moved and entered into a new lease for office space in October 2012. The lease provides for nine months of abated rent, which the Company has included as part of deferred rent for amortization to rent expense over the remaining term of the lease on a straight-line basis. The lease expires June 2020, but may be renewed for one consecutive period of five years. The lease can be terminated any time after September 2016, with notice given no later than the last day of September 2015 and an early termination payment consisting of the unamortized cost of abated base rent and parking space rent, unamortized cost of landlord leasing commissions paid, and unamortized cost to landlord of initial leasehold improvements, plus interest on such amounts accruing at 8% annually for 93 total months.

Within 12 months after the effective date of the lease, the Company must provide the landlord with written notice instructing landlord to commence the tenant improvements for the second phase of the office space. Upon completion of the tenant improvements, which is expected to take place in January 2014, the lease will expand the square footage of the Company’s office space with the base rent increasing accordingly. The Company is responsible for its share in increases in costs incurred by the landlord in the operation, maintenance, repair and management of the property.

On June 28, 2012, the Company’s bank, Silicon Valley Bank, issued an irrevocable letter of credit in the amount of $350,000 for the Company to provide to the landlord as security for the new building lease. The letter of credit will decrease by $100,000 each year on August 1, 2014 and cannot be extended beyond July 31, 2017.

The Company continued to lease a part of the prior office and production space. This lease was amended on June 29, 2012, to reduce the rate and extend the term on a month-to-month basis effective December 1, 2012, for no less than four months. A termination fee of $45,000 was paid upon execution of the amendment and was amortized to rent expense over the four-month remaining contractual lease period.

The Company has also entered into equipment leases that are noncancelable and range in expiration from April 2014 to February 2016.

Future minimum lease payments on the non-cancelable office and equipment operating leases as of December 31, 2012 are as follows (in thousands):

2013	$334
2014	725
2015	740
2016	751
2017	755

Total	$3,305

Rent expense is as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Rent—Facilities	$171	$312	$130	$552

10. Income Taxes

The income tax expense is as follows (in thousands):

	Year ended December 31,
	2011	2012
Current:
Federal	$—	$84
State	—	101

Income tax provision	$—	$185

The reconciliation between the Company’s effective tax rate on income from continuing operations and the statutory tax rate is as follows (in thousands):

	Year ended December 31,
	2011	2012
Income tax benefit at federal statutory rate	$(818)	$(182)
State and local income taxes net of federal benefit	—	67
Alternative minimum taxes	—	84
Change in valuation allowance	53	(181)
Prior year true ups	490	(175)
Research and development credits	(360)	(239)
Expiration of net operating loss carryforwards	195	127
Other nondeductible items	3	—
Change in fair value of warrants	296	513
Meals and entertainment	62	97
Stock-based compensation	79	74

Income tax provision	$—	$185

The effective tax rate for the nine months ended September 30, 2013 was 34.7%. The income tax provision was computed based on the Company’s estimated effective tax rate and forecasted income expected to be applicable for the full year, including the impact of unusual and infrequent items. The effective tax rate compared to the federal statutory rate of 34% was higher primarily due to state taxes and other permanent adjustments, but was also offset by a decrease in the valuation allowance.

Deferred tax assets are as follows (in thousands):

	December 31,
	2011	2012
Net operating loss carryforwards	$10,292	$8,630
Research and development credits	1,182	1,422
Allowance for doubtful accounts	536	856
Deferred revenue	161	869
Other deferred tax assets	194	593

Total deferred tax assets	12,365	12,370
Deferred tax liabilities—property and equipment	(246)	(432)
Total net deferred tax assets	12,119	11,938
Less valuation allowance	(12,119)	(11,938)

Deferred tax assets—net	$—	$—

At December 31, 2012, the Company had approximately $23.1 million of federal and $15.5 million of state net operating loss (“NOL”) carryforwards. The federal NOL carryforwards expire between 2026 and 2031. The state NOL carryforwards expire between 2013 and 2031. At December 31, 2012, the Company had approximately $0.7 million of federal and $1.3 million of state research and development (“R&D”) tax credit carryforwards. The federal credits expire between 2028–2031, and the state credits expire between 2023–2027.

The American Taxpayer Relief Act of 2012 (the “Act”) was signed into law on January 2, 2013. The Act retroactively restored several expired business tax provisions, including the research and experimentation credit. Since a change in tax law is accounted for in the period of enactment, the retroactive effect of the Act on the Company’s U.S. federal taxes in 2012 of a deferred tax asset before valuation allowance of $342,000 was recorded in 2013.

In February 2013, the Company was approved to receive a $272,000 refund of the 2012 state research and development tax credit, which was recorded in the period ended September 30, 2013, and resulted in a $243,000 reduction of the Arizona R&D credit deferred tax asset, before valuation allowance, recorded for 2012.

The Company determined that it is subject to Internal Revenue Code (IRC) Section 382 limitations in relation to the Company’s NOL carryforwards and R&D credits. Section 382 limits the amount of pre-change NOL carryforwards and other tax attributes that can be utilized each year after an ownership change. The Company has determined it has experienced multiple ownership changes that provide for annual limitations on utilization of the NOL carryforwards and R&D credits earned prior to the ownership changes. The Company is evaluating its NOLs on an ongoing basis to determine if they may be further limited.

For the years ended December 31, 2011 and 2012 the Company evaluated the realizability of its gross federal and state deferred tax assets. The Company reviewed the deferred tax assets to ensure that they were reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. In assessing the potential need for a valuation allowance, the Company evaluated both positive and negative evidence available as of the years ended December 31, 2011 and 2012. The Company has a cumulative loss for the 36 months ended December 31, 2011 and December 31, 2012. Based on our evaluation of the positive and negative evidence, a full valuation allowance of approximately $12.1 million and $11.9 million at December 31, 2011 and 2012, respectively, has been recorded against the Company’s net deferred tax assets.

A reconciliation of the total amounts of unrecognized tax benefits is as follows (in thousands):

	December 31,			September 30,
	2010	2011	2012	2013
				(unaudited)
Balance—beginning of the period	$39	$98	$167	$167
Additions	59	69	—	—

Balance—end of the period	$98	$167	$167	$167

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. Due to the valuation allowance that currently offsets our deferred tax assets, there are currently no accrued interest or penalties related to unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various other state and local jurisdictions. With few exceptions, the Company continues to be subject to U.S. federal, or state and local income tax examinations by tax authorities from 2005 to the present, due to net operating loss carryforwards from those periods or recent utilization of such net operating loss carryforwards. It is difficult to predict the final timing and resolution of any particular uncertain tax position; however, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months. If recognized, none would affect the effective tax rate due to the valuation allowance that currently offsets deferred tax assets. The Company is not currently under examination by any federal or state income tax authorities.

11. Preferred Stock and Stockholders’ Equity

On November 15, 2005, the Company issued 2,750,000 shares of Series A convertible preferred stock at $2.00 per share. On December 27, 2007, the Company issued 7,524,026 shares of Series B convertible preferred stock at $3.15 per share. In three closings on January 25, 2011, January 26, 2011 and February 18, 2011, in accordance with the Series C convertible preferred stock purchase agreement, the Company issued and sold 16,106,134 shares of Series C convertible preferred stock at $0.6589 per share. The Series C convertible preferred stock issuance included 13,678,857 shares for cash proceeds of $9,013,000 and 2,427,277 shares upon conversion of the convertible notes, as described in the Note Agreement, for relinquishment of $1,599,000 of principal and accrued but unpaid interest on the convertible notes. In connection with the issuance of the Series C convertible preferred stock on January 25, 2011, the Company amended and restated its Certificate of Incorporation resulting in certain changes to the rights and preferences of convertible preferred stock holders.

The convertible preferred stock as of December 31, 2012 is as follows (in thousands, except shares):

	Shares designated	Shares issued and outstanding	Proceeds, net of issuance costs	Aggregate liquidation amount
Series A	2,750,000	2,750,000	$5,500	$4,135
Series B	7,539,899	7,524,026	23,714	12,409
Series C	17,900,000	16,106,134	10,612	16,106

	28,189,899	26,380,160	$39,826	$32,650

The Company recorded the convertible preferred stock at fair value on the dates of issuance, net of issuance costs.

The rights, preferences and privileges of the Series A, Series B, and Series C convertible preferred stock are as follows:

Voting

Holders of the preferred stock are generally entitled to the number of votes equal to the number of whole shares of common stock that would be received upon conversion.

Dividends

Holders of the preferred shares are entitled to receive cumulative dividends on each share, in cash, at the rate per annum of 8% of the Series A, Series B, and Series C issuance price, as follows. Prior to the issuance of Series C convertible preferred stock, these dividends were payable at the option of the Board or at liquidation of the Company. Effective upon the Series C financing, the amended and restated certificate of incorporation confirmed that the holders of Series A and Series B convertible preferred stock waived and cancelled all prior undeclared and unpaid dividends through the date of issuance of the Series C convertible preferred stock. Also effective upon the Series C financing, the amended and restated certificate of incorporation further established that these dividends are only payable upon declaration by the Board and that dividends are only payable upon liquidation of the Company if they have been declared by the Board. The Board is under no obligation to declare dividends, no rights shall accrue to the holders of preferred stock if dividends are not declared, and any dividends on the preferred stock shall be noncumulative.

Conversion

Each outstanding share of convertible preferred stock shall automatically convert into shares of common stock upon the earlier of (i) a qualified public offering in which the price to the public is at least $1.9767 per share of common stock and the aggregate net proceeds to the Company are not less than $30 million, or (ii) the written consent of no less than 60% of the outstanding shares of preferred stock voting as a single class on an as-converted basis (“QPO”). If a QPO occurs, all outstanding shares of preferred stock shall be deemed to have been converted into shares of common stock immediately prior to such closing.

The conversion price is generally determined as the original issue price of the preferred stock as adjusted for the issuance of additional shares of common stock, such as for stock options or convertible securities, provided that the share price of the additional shares of common stock is less than the conversion price in effect at such issuance of the additional shares of common stock. This is a contingent beneficial conversion feature (“BCF”) that is triggered when additional common shares are issued by the Company and accounted for at that time. No BCF had been recorded as of September 30, 2013. According to the Company’s amended and restated certificate of incorporation, for purposes of determining the new conversion price, shares available under stock option plans are considered to be issued. No events have occurred that would trigger an automatic conversion of convertible preferred stock to common stock for the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2013.

Liquidation

In the event of the liquidation or deemed liquidation of the Company, the holders of the preferred stock shall be entitled to receive, prior to and in preference to any distribution to holders of common stock, an amount equal to each Series’ issuance price, plus declared and unpaid cumulative dividends. In addition, the holders of Series C convertible preferred stock shall have preference to holders of Series A and Series B convertible preferred stock. If upon liquidation, the assets available for distribution are not sufficient to cover the amounts described above, then the preferred equity holders will share ratably in any distribution in proportion to the full respective preferential amounts to which they are entitled.

Common Stock Reserved for Issuance

As of December 31, 2012, the Company had reserved the following shares of common stock for future issuances in connection with the following:

Series A convertible preferred stock	4,135,337
Series B convertible preferred stock	12,415,823
Series C convertible preferred stock	16,106,134
Series B convertible warrants	26,192
Series C convertible warrants	1,593,564
Stock option plan:
Options outstanding	5,581,535
Options available for future grants	401,055

Total	40,259,640

12. Stock Option Plans

In 2008, the Company established its 2008 Omnibus Stock Option and Incentive Plan (the “Plan”) which was established for the grant of incentive stock options to eligible employees, directors, and consultants. Options granted under the Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs must be granted with an exercise price that is not less than the fair market value of the underlying shares at the date of grant. At September 30, 2013, 9,332,491 options to purchase shares of common stock have been authorized for issuance under the Plan.

Options under the Plan may be granted for a period of up to 10 years. To date, options for new employees vest 25% after the first year of service, then monthly over an additional three years of service, and options for promotions or incentives to active employees vest monthly over four years of service. All options expire 10 years from the date of grant.

On February 9, 2011, the Board approved a reduction in the exercise price of all outstanding options having a per-share exercise price greater than $0.11 that were granted under the Plan to $0.11 per share (collectively, the “Repriced Options”). Other than the reduced exercise price, the terms and conditions of the Repriced Options remain unchanged from the options that were initially granted. The Company accounted for the repriced options as a modification and treated each option award as an exchange of the original award for a new award. The incremental compensation cost arising resulting from the repricing was approximately $40,000.

A summary of common stock option activity is as follows:

	Options outstanding shares	Weighted average exercise price per share		Weighted average contractual life (in years)	Aggregate intrinsic value (in thousands)
Balance—January 1, 2011	2,700,058	$0.11	*
Options granted	5,497,147	0.11
Options exercised	(1,837,431)	0.11
Options forfeited	(201,566)	0.11
Options canceled	(113,128)	0.11

Balance—December 31, 2011	6,045,080	0.11
Options granted	1,219,000	0.85
Options exercised	(1,411,222)	0.11
Options forfeited	(267,522)	0.15
Options canceled	(3,801)	0.11

Balance—December 31, 2012	5,581,535	0.27

Vested and expected to vest at December 31, 2012	5,050,201	$0.12		8.4	$3,731

Vested and exercisable at December 31, 2012	1,481,420	$0.13		7.6	$1,262

Options granted (unaudited)	298,655	1.34
Options exercised (unaudited)	(1,398,621)	0.14
Options forfeited (unaudited)	(179,711)	0.61
Options canceled (unaudited)	(15,208)	1.03

Balance—September 30, 2013 (unaudited)	4,286,650	$0.37

Vested and expected to vest at September 30, 2013 (unaudited)	3,886,949	$0.37		8.0	$4,639

Vested and exercisable at September 30, 2013 (unaudited)	1,418,570	$0.27		7.8	$1,828

*	The weighted average price has been modified to take into account the re-pricing on February 9, 2011 as described above the table.

As of December 31, 2012 and September 30, 2013, there was $547,000 and $574,000, respectively, of total unrecognized compensation cost related to nonvested stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.6 years. Not all stock options that have been granted will be exercised. Accordingly, the Company’s calculation of compensation expense includes an adjustment for the estimated number of options that will be forfeited.

The ranges of outstanding and exercisable common stock options as of December 31, 2012, are as follows:

Exercise prices	Stock options outstanding	Contractual life (in years)	Options exercisable
$0.11	4,382,643	8.1	1,416,330
$0.60	488,100	9.2	29,891
$1.03	710,792	9.7	35,199

	5,581,535		1,481,420

The fair value of the Company’s stock-based awards to employees for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was estimated using the Black Scholes option pricing model, assuming no expected dividends and the following significant weighted-average assumptions:

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
Expected life from vest date	6.3 years	6.0 years	6.0 years	6.0 years
Volatility	52.0%–64.0%	54.7%–56.8%	54.9%–56.8%	57.1%–58.0%
Risk-free interest rate	1.1%–3.7%	0.8%–1.1%	0.9%–1.1%	0.9%–1.7%

The model requires the input of highly subjective assumptions and changes in the subjective input assumptions can materially affect the fair value estimate.

Fair value of common stock. The fair value of the shares of common stock underlying the stock options has historically been determined by the Board. Because there has been no public market for the Company’s common stock and in the absence of recent arm’s-length cash sales transactions of the Company’s common stock with independent third parties, the Board determines the fair value of the Company’s common stock by considering at the time of grant a number of objective and subjective factors, including the following: the value of tangible and intangible assets of the Company; the present value of anticipated future cash flows of the Company; the market value of stock or equity interests in similar corporations and other entities engaged in businesses substantially similar to those engaged in by the Company; the Company’s current financial condition and anticipated expenses; the Company’s need for additional capital; current and potential strategic relationships and competitive developments; the prices at which the Company has sold shares of its preferred stock to investors; the rights, preferences and privileges of the Company’s preferred stock relative to its common stock; and regular periodic valuations from an independent third-party valuation firm.

Weighted-average expected term. The Company derived the expected term using the “simplified” method (the expected term is determined as the average of the time-to-vesting and the contractual life of the options), as the Company had limited historical information to develop expectations about future exercise patterns and post vesting employment termination behavior.

Volatility. Since the Company was a private entity with no historical data regarding the volatility of its common stock, the expected volatility used is based on volatility of a group of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-free interest rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend yield. The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures. The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

The weighted average grant date fair value of stock options granted during the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013 was $0.06, $0.32, $0.44 and $0.70 per share, respectively. The total fair value of shares vested during the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013 was $70,000, $109,000, $81,000 and $209,000, respectively. The intrinsic value of the options exercised for the year ended December 31, 2012 and the nine months ended September 30, 2012 and 2013 was $997,000, $607,000 and $1,809,000, respectively. There was no intrinsic value of the options exercised in the year ended December 31, 2011, as the exercise price was equal to the fair value of the Company’s common stock at the date of exercise.

Total stock-based compensation expense recorded related to options granted to employees and non-employees is as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Cost of revenue	$3	$4	$3	$4
Sales and marketing	108	94	71	110
General and administrative	119	95	72	85
Clinical and regulatory	24	25	19	19
Research and development	37	40	30	37

	$291	$258	$195	$255

13. Employee Benefit Plan

During 2006, the Company adopted a SIMPLE IRA plan (the “IRA Plan”) for all employees. Under the IRA Plan, the Company matched a portion of each employee’s contribution. The IRA Plan was terminated December 31, 2012, and effective January 1, 2013, all eligible employees are included in a 401(k) plan sponsored by the Company. The Company’s contributions to the IRA and 401(k) is as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
IRA and 401(k)	$103	$218	$166	$657

14. Grant Income

On February 2, 2012, the Company received a $1 million grant from the Arizona Commerce Authority, an agency of the State of Arizona. The grant will be funded in milestone payments based on the completion of the milestone that will involve the retention of a specified number of existing qualified jobs, the creation of a specified number of new qualified jobs, and a specified amount of capital investment, including monthly payments for a new facility lease. In the event the Company does not retain the qualified jobs through the maturity date, the Company shall repay a portion of the amount of the lost qualified jobs. The Company completed milestone one during 2012 and received $323,000. The Company recognized the full amount of the funds received for milestone one in other income in the statement of operations for the year ended December 31, 2012. The Company has continued to retain the qualified jobs as of September 30, 2013.

15. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the decision-making group made up of the Chief Executive Officer and Chief Financial Officer. The Company has one business activity and there are no segment managers who are held responsible for operations. Accordingly, the Company has a single reportable segment structure. All of the Company’s principal operations and decision-making functions are located in the United States.

The Company’s net revenue by geographic region, based on the location of where the product was shipped, are as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
United States	$25,147	$34,072	$24,263	$39,142
Outside of United States	15,925	25,314	17,618	18,036

Total	$41,072	$59,386	$41,881	$57,178

The Company’s revenue by product are as follows (in thousands):

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Systems	$25,354	$34,580	$24,113	$26,431
Transducers	15,718	24,806	17,768	30,747

Total	$41,072	$59,386	$41,881	$57,178

16. Commitments and Contingencies

From time to time, the Company is involved in legal proceedings, which are being defended and handled in the ordinary course of business. The Company believes that the results of these legal proceedings will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

We have material non-cancelable purchase commitments with our third-party contract manufacturers, Jabil and BIT MedTech. As of December 31, 2012, we are committed to purchase $7.4 million and $367,000, respectively, of finished goods pursuant to our contract manufacturing agreements payable through the end of 2014.

17. Net Loss per Share

The Company’s basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss using the weighted-average number of common shares, excluding common stock subject to repurchase, and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of common stock subject to repurchase and stock options to purchase common stock and warrants to purchase convertible preferred stock (using the treasury stock method) and the conversion of the Company’s convertible preferred stock (using the if-converted method).

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Historical net loss per share:

Numerator
Net loss	(2,282)	(624)	(730)	(173)

Denominator
Weighted average shares
Basic	5,073,087	7,396,592	7,182,812	8,933,360
Diluted	5,073,087	7,396,592	7,182,812	8,933,360
Net loss per share:
Basic	$(0.45)	$(0.08)	$(0.10)	$(0.02)
Diluted	$(0.45)	$(0.08)	$(0.10)	$(0.02)

The following weighted-average effect of potentially outstanding shares were excluded from the calculation of net loss per share as they were anti-dilutive:

	Year ended December 31,		Nine months ended September 30,
	2011	2012	2012	2013
			(unaudited)
Stock awards	504,615	2,714,313	2,698,387	3,614,032
Preferred stock	32,657,294	32,657,294	32,657,294	32,657,294
Preferred warrants	1,619,756	1,619,756	1,619,756	1,619,756

Weighted average effect of potentially outstanding shares	34,781,665	36,991,363	36,975,437	37,891,082

18. Fair Value Measurement

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Inputs reflect: quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3: Unobservable inputs reflecting the Company’s assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company had no assets or liabilities at December 31, 2012 or at September 30, 2013, that are measured at fair value on a non-recurring basis. The Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy are as follows (in thousands):

	December 31, 2011
	Level 1	Level 2	Level 3	Total fair value
Financial Assets
Money market funds (included in cash and cash equivalents)	$2,501	—	—	$2,501
Financial Liabilities
Convertible preferred stock warrant liabilities	—	—	$932	$932

	December 31, 2012
	Level 1	Level 2	Level 3	Total fair value
Financial Liabilities
Convertible preferred stock warrant liabilities	—	—	$2,344	$2,344

	September 30, 2013
	Level 1	Level 2	Level 3	Total fair value
Financial Liabilities
Convertible preferred stock warrant liability	—	—	$4,637	$4,637

A reconciliation of the preferred stock warrant liability measured and recorded at fair value on a recurring basis using significant unobservable inputs is as follows (in thousands):

Balance—January 1, 2011	$211
Change in fair value of preferred stock warrant liabilities	721

Balance—December 31, 2011	932
Change in fair value of preferred stock warrant liabilities	1,412

Balance—December 31, 2012	2,344
Change in fair value of preferred stock warrant liabilities (unaudited)	2,293

Balance—September 30, 2013 (unaudited)	$4,637

Money market funds are included in cash and cash equivalents on the balance sheets.

19. Subsequent Events (Unaudited)

In May 2013, following the repurchase of 88,000 shares of common stock from a stockholder, the Board approved an 88,000-share increase in the number of shares available for issuance under the Amended and Restated 2008 Omnibus Stock and Incentive Plan. The repurchase transaction is reflected in stockholders’ equity for the purchase price of $113,000.

On June 27, 2013 the Company amended its lease agreement for part of the prior office and production space which extended the lease until June 30, 2015. The Company retains the right to terminate the agreement with 30 days written notice.

On February 3, 2014, the Company completed its acquisition of Cabochon Aesthetics, Inc. (a development stage enterprise) (“Cabochon”), a developer of a precision microblade system for the minimally invasive treatment of cellulite in the office setting, for a purchase price of $20.0 million in an upfront payment due at the closing of the transaction, an additional $5 million in payments contingent on achievement of certain milestones, and uncapped performance-based payments through 2017 tied to net sales. Due to the recency of the acquisition the Company is still evaluating fair value estimates of contingent consideration and the net assets acquired.

Effective as of January 24, 2014, the Company amended and restated its credit facility agreement with Silicon Valley Bank, which provides for a term loan of up to $20.0 million, the entire amount of which was funded on February 3, 2014 in conjunction with the consummation of the Cabochon acquisition and is payable 42 months from funding (the “acquisition term loan”). A portion of the acquisition term loan was used to prepay the $1.6 million in outstanding term loans originally funded under the credit facility prior to its amendment and restatement. The acquisition term loan bears interest at a fixed annual rate equal to 7.50%. The Company is required to make interest-only payments on the acquisition term loan for the 12-month period commencing February 3, 2014. The outstanding principal balance of the acquisition term loan may be prepaid by the Company, in whole or in part, subject to prepayment fees as follows: 3% of principal if paid within the first 12 months from closing, 2% in months 13 through 24, and 1% thereafter.

The amended and restated credit facility also provides the Company with a revolving line of credit in the aggregate principal amount of up to $10.0 million (the “revolving line of credit”). The amount available to draw on the revolving line of credit is based in part on the amount of accounts receivable that is outstanding and finished good inventory. Draws on the revolving line of credit bear an interest rate equal to the prime rate plus an applicable margin, as defined in the credit facility, not to fall below 4.25%.

The acquisition term loan and the revolving line of credit are collateralized by a first priority perfected security interest in all assets with a negative pledge on intellectual property, with rights to the products and proceeds from the liquidation of intellectual property. Additionally, the credit facility includes affirmative and negative covenants including, among other things, a financial covenant relating to minimum net revenue.

In connection with the acquisition term loan and revolving line of credit, in January 2014 the exercise period of the warrant held by Silicon Valley Bank to purchase 15,873 shares of Series B convertible preferred stock was amended to expire on the date that is the earlier of (i) December 16, 2018 and (ii) the date that is three years following the effective date of the registration statement filed in connection with the Company’s initial public offering.

20. Restatement

Subsequent to the issuance of the Company’s 2012 financial statements, management determined that certain items in its previously issued financial statements required correction as follows: i) the Company incorrectly included the amounts related to the Series B and Series C warrant liabilities of $932,000 and $2.3 million as of December 31, 2011 and 2012, respectively, within equity rather than as liabilities, and did not appropriately record the corresponding fair value adjustments of $747,000 and $1.4 million for the years ended December 31, 2011 and 2012, respectively, in other expense, and ii) the Company incorrectly classified certain related party royalties and quality assurance costs within operating expenses rather than within cost of revenue totaling $2.1 million and $551,000, respectively, for the year ended December 31, 2011 and $2.0 million and $702,000, respectively, for the year ended December 31, 2012. Accordingly, the accompanying 2011 and 2012 financial statements have been restated from amounts previously reported to correct these errors and correct other minor adjustments which had previously been identified. The following tables summarize the effects of correcting the errors and other adjustments (in thousands):

	December 31, 2011 as reported	Restatement adjustments	December 31, 2011 as restated
Balance sheet
Accounts receivable, net	$9,876	$(166)	$9,710
Total current assets	16,576	(166)	16,410
Total assets	18,473	(166)	18,307
Accrued liabilities	3,578	(166)	3,412
Total current liabilities	9,195	(166)	9,029
Warrant liabilities	—	932	932
Total liabilities	11,492	766	12,258
Additional paid-in-capital	1,164	(184)	980
Accumulated deficit	(34,017)	(747)	(34,764)
Stockholders’ equity (deficit)	(32,846)	(931)	(33,777)
Statement of operations and other comprehensive loss
Cost of revenue	9,301	(67)	9,234
Royalty expense and cost of revenue to related party	—	2,741	2,741
Total cost of revenue	9,301	2,674	11,975
Gross profit	31,771	(2,674)	29,097
Sales and marketing	17,768	107	17,875
General and administrative	4,416	(172)	4,244
Clinical and regulatory	4,041	(527)	3,514
Research and development	2,910	37	2,947
Royalty expense to related party	2,121	(2,121)	—
Total operating expenses	33,216	(2,674)	30,542
Other income (expense)	(51)	(747)	(798)
Total other expense	(90)	(747)	(837)
Loss before income taxes	(1,535)	(747)	(2,282)
Net loss and comprehensive loss	(1,535)	(747)	(2,282)
Statement of convertible preferred stock and stockholders’ equity (deficit)
Net loss	(1,535)	(747)	(2,282)
Accumulated deficit	(34,017)	(747)	(34,764)
Statement of cash flows
Net loss	(1,535)	(747)	(2,282)
Adjustment of warrants to fair value	(26)	747	721
Provision for allowance for doubtful accounts and sales returns	638	1,676	2,314
Accounts receivable	(7,580)	(1,842)	(9,422)
Accrued and other liabilities	4,245	166	4,411
Inventory converted to property and equipment	—	840	840
Property and equipment converted to inventory	—	35	35

	December 31, 2012 as reported	Restatement adjustments	December 31, 2012 as restated
Balance sheet
Accounts receivable, net	$13,144	$146	$13,290
Total current assets	24,008	146	24,154
Total assets	26,702	146	26,848
Accrued liabilities	5,810	45	5,855
Total current liabilities	14,799	45	14,844
Warrant liabilities	—	2,344	2,344
Total liabilities	18,622	2,389	21,011
Additional paid-in capital	1,575	(184)	1,391
Accumulated deficit	(33,331)	(2,057)	(35,388)
Stockholders’ equity (deficit)	(31,747)	(2,242)	(33,989)

Statement of operations and other comprehensive loss
Net revenue	59,252	134	59,386
Cost of revenue	14,352	241	14,593
Royalty expense and cost of revenue to related party	—	2,484	2,484
Total cost of revenue	14,352	2,725	17,077
Gross profit	44,900	(2,591)	42,309
Sales and marketing	22,123	158	22,281
General and administrative	7,549	(163)	7,386
Clinical and regulatory	6,679	26	6,705
Research and development	4,971	(592)	4,379
Royalty expense to related party	2,019	(2,019)	—
Total operating expenses	43,991	(2,591)	41,400
Other income (expense)	125	(1,412)	(1,287)
Total other expense	64	(1,412)	(1,348)
Loss before income taxes	973	(1,412)	(439)
Income tax provision	(286)	101	(185)
Net loss and comprehensive loss	687	(1,311)	(624)
Statement of convertible preferred stock and stockholders’ equity (deficit)
Net loss	687	(1,311)	(624)
Accumulated deficit	(33,329)	(2,059)	(35,388)
Statement of cash flows
Net loss	687	(1,311)	(624)
Adjustment of warrants to fair value	—	1,412	1,412
Provision for allowance for doubtful accounts and sales returns	996	2,241	3,237
Accounts receivable	(4,263)	(2,554)	(6,817)
Accrued and other liabilities	3,473	211	3,684
Inventory converted to property and equipment	—	681	681
Property and equipment converted to inventory	—	140	140

******

Independent Auditor’s Report

To the Board of Directors

of Cabochon Aesthetics, Inc.

Menlo Park, California

We have audited the accompanying financial statements of Cabochon Aesthetics, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2011 and 2012, and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for years then ended and for the period from January 5, 2005 (inception) to December 31, 2012, and the related notes to the financial statements.

Management’s Responsibility For The Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cabochon Aesthetics, Inc. as of December 31, 2011 and 2012, and results of its operations and its cash flows for the years then ended and for the period from January 5, 2005 (inception) to December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, there are significant matters concerning the Company, including recurring losses and negative cash flow from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Armanino LLP

San Jose, California

February 11, 2014

Cabochon Aesthetics, Inc.

(A Development Stage Company)

Balance Sheets

December 31, 2011 and 2012, and September 30, 2013

	December 31,		September 30,
	2011	2012	2013
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$56,650	$1,267,207	$63,016
Prepaid expenses and other current assets	12,324	15,629	15,425

Total current assets	68,974	1,282,836	78,441
Property and equipment, net	221,704	13,694	1,262

Total assets	$290,678	$1,296,530	$79,703

Liabilities, convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$8,468	$45,248	$62,963
Accrued expenses	3,251	101,065	149,196
Convertible notes payable	4,806,353	—	—

Total current liabilities	4,818,072	146,313	212,159

Total liabilities	4,818,072	146,313	212,159

Commitments (Note 7)
Convertible preferred stock
Preferred stock, $0.001 par value, 8,084,443, 15,084,443, and 15,084,443 shares authorized at December 31, 2011, 2012, and September 30, 2013, respectively.
Series A preferred stock, 2,700,000 shares designated; 2,700,000 shares issued and outstanding at December 31, 2011, 2012, and September 30, 2013; liquidation preference of $1,620,000 at December 31, 2011, 2012, and September 30, 2013;	1,592,090	1,592,090	1,592,090
Series B preferred stock, 5,384,443 shares designated; 5,384,442 shares issued and outstanding at December 31, 2011, 2012, and September 30, 2013; liquidation preference of $12,114,995 at December 31, 2011, 2012, and September 30, 2013;	12,125,040	12,125,040	12,125,040
Series C preferred stock, 0, 7,000,000, and 7,000,000 shares designated at December 31, 2011, 2012, and September 30, 2013, respectively; 0, 6,379,486 and 6,379,486 shares issued and outstanding at December 31, 2011, 2012, and September 30, 2013, respectively; liquidation preference of $0, $14,545,223, and $14,545,223 at December 31, 2011, 2012, and September 30, 2013, respectively;	—	7,217,552	7,217,552

Total convertible preferred stock	13,717,130	20,934,682	20,934,682

Stockholders’ equity (deficit)
Common stock, $0.001 par value, 30,000,000 shares authorized; 3,030,608 shares issued and outstanding at December 31, 2011, 2012, and September 30, 2013;	3,031	3,031	3,031
Additional paid-in capital	873,120	896,123	912,179
Deficit accumulated during development stage	(19,120,675)	(20,683,619)	(21,982,348)

Total convertible preferred stock and stockholders’ equity (deficit)	(4,527,394)	1,150,217	(132,456)

Total liabilities, convertible preferred stock, and stockholders’ equity (deficit)	$290,678	$1,296,530	$79,703

The accompanying notes are an integral part of these financial statements.

Cabochon Aesthetics, Inc.

(A Development Stage Company)

Statements of Operations

for the Years Ended December 31, 2011 and 2012, and

for the Period from Inception (January 5, 2005) to December 31, 2012 and, for the Nine Months Ended September 30, 2012 and 2013, and for the Period from Inception (January 5, 2005) to September 30, 2013

	2011	2012	Period from inception (January 5, 2005) to December 31, 2012	Nine months ended		Period from inception (January 5, 2005) to September 30, 2013
				September 30, 2012	September 30, 2013
				(Unaudited)		(Unaudited)
Revenues	$—	$—	$—	$—	$—	$—

Operating expenses
General and administrative	771,025	530,492	7,334,594	396,536	700,008	8,034,602
Research and development	730,124	946,425	15,502,923	646,840	599,495	16,102,418

Total operating expenses	1,501,149	1,476,917	22,837,517	1,043,376	1,299,503	24,137,020

Loss from operations	(1,501,149)	(1,476,917)	$(22,837,517)	(1,043,376)	(1,299,503)	(24,137,020)
Interest income (expense), net	(576,874)	(64,772)	(249,936)	(65,079)	1,099	(248,837)
Gain on debt extinguishment	2,009,195	—	2,009,195	—	—	2,009,195
Other income (expense), net	97,717	(21,255)	394,639	(21,255)	(325)	394,314

Net income (loss)	$28,889	$(1,562,944)	$(20,683,619)	$(1,129,710)	$(1,298,729)	$(21,982,348)

The accompanying notes are an integral part of these financial statements.

Cabochon Aesthetics, Inc.

(A Development Stage Company)

Statements of Convertible Preferred Stock, and Stockholders’ Equity (deficit) Inception (January 5, 2005) to September 30, 2013

	Convertible preferred stock						Common stock		Additional paid-in capital	Accumulated deficit during development stage	Total stockholders’ equity (deficit)
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Inception (January 2005)
Issuance of common stock to founders @ $0.001 per share for cash in January 2005	—	$—	—	$—	—	$—	2,700,000	$2,700	$—	$—	$2,700
Issuance of Series A convertible preferred stock at $0.60 per share for cash in February and May 2005, net of issuance costs of $27,910	2,700,000	1,592,090	—	—	—	—	—	—	—	—	1,592,090
Net loss	—	—	—	—	—	—	—	—	—	(1,308,718)	(1,308,718)

Balances, December 31, 2005	2,700,000	1,592,090	—	—	—	—	2,700,000	2,700	—	(1,308,718)	286,072
Issuance of Series B convertible preferred stock at $2.25 per share for cash in February 2006, net of issuance costs of $77,538	—	—	5,422,219	12,125,078	—	—	—	—	—	—	12,125,078
Stock-based compensation expense to employees and non-employees	—	—	—	—	—	—	—	—	35,875	—	35,875
Net loss	—	—	—	—	—	—	—	—	—	(1,844,798)	(1,844,798)

Balances, December 31, 2006	2,700,000	1,592,090	5,422,219	12,125,078	—	—	2,700,000	2,700	35,875	(3,153,516)	10,602,227
Exercise of stock options at $0.23 per share in May and September 2007	—	—	—	—	—	—	9,854	10	2,256	—	2,266
Stock-based compensation expense to employees and non-employees	—	—	—	—	—	—	—	—	72,197	—	72,197
Net loss	—	—	—	—	—	—	—	—	—	(3,256,318)	(3,256,318)

Balances, December 31, 2007	2,700,000	1,592,090	5,422,219	12,125,078	—	—	2,709,854	2,710	110,328	(6,409,834)	7,420,372
Exercise of stock options at $0.23 and $0.43 per share in January, August, and December 2008	—	—	—	—	—	—	282,977	283	65,209	—	65,492
Stock-based compensation expense to employees and non-employees	—	—	—	—	—	—	—	—	54,629	—	54,629
Net loss	—	—	—	—	—	—	—	—	—	(5,013,017)	(5,013,017)

Balances, December 31, 2008	2,700,000	1,592,090	5,422,219	12,125,078	—	—	2,992,831	2,993	230,166	(11,422,851)	2,527,476
Stock-based compensation expense to employees and non-employees	—	—	—	—	—	—	—	—	16,364	—	16,364
Net loss	—	—	—	—	—	—	—	—	—	(4,240,398)	(4,240,398)

Balances, December 31, 2009	2,700,000	1,592,090	5,422,219	12,125,078	—	—	2,992,831	2,993	246,530	(15,663,249)	(1,696,558)
Stock-based compensation expense to employees and non-employees	—	—	—	—	—	—	—	—	68,481	—	68,481
Proceeds received for warrants in September 2010	—	—	—	—	—	—	—	—	11,559	—	11,559
Fair value of warrants issued in conjunction with convertible debt in September 2010	—	—	—	—	—	—	—	—	141,259	—	141,259
Beneficial conversion feature related to convertible debt	—	—	—	—	—	—	—	—	141,259	—	141,259
Conversion of Series B preferred stock into common stock in September 2010	—	—	(37,777)	(38)	—	—	37,777	38	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(3,486,315)	(3,486,315)

Balances, December 31, 2010	2,700,000	1,592,090	5,384,442	12,125,040	—	—	3,030,608	3,031	609,088	(19,149,564)	(4,820,315)
Proceeds received for warrants	—	—	—	—	—	—	—	—	9,490	—	9,490
Stock-based compensation expense to employees and non-employees	—	—	—	—	—	—	—	—	27,014	—	27,014
Fair value of warrants issued in conjunction with convertible debt in January, April. July and November 2011	—	—	—	—	—	—	—	—	113,764	—	113,764
Beneficial conversion feature related to convertible debt	—	—	—	—	—	—	—	—	113,764	—	113,764
Net income	—	—	—	—	—	—	—	—	—	28,889	28,889

Balances, December 31, 2011	2,700,000	1,592,090	5,384,442	12,125,040	—	—	3,030,608	3,031	873,120	(19,120,675)	(4,527,394)
Stock-based compensation expense to employees and non-employees	—	—	—	—	—	—	—	—	23,003	—	23,003
Issuance of Series C convertible preferred stock at $1.14 per share for cash, net of issuance costs of $55,082 in March and December 2012	—	—	—	—	2,105,259	2,344,913	—	—	—	—	2,344,913
Issuance of Series C convertible preferred stock upon conversion of promissory notes in March 2012	—	—	—	—	4,274,227	4,872,639	—	—	—	—	4,872,639
Net loss	—	—	—	—	—	—	—	—	—	(1,562,944)	(1,562,944)

Balances, December 31, 2012	2,700,000	1,592,090	5,384,442	12,125,040	6,379,486	7,217,552	3,030,608	3,031	896,123	(20,683,619)	1,150,217
Stock-based compensation expense to employees and non-employees (unaudited)	—	—	—	—	—	—	—	—	16,056	—	16,056
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(1,298,729)	(1,298,729)

Balances, September 30, 2013 (unaudited)	2,700,000	$1,592,090	5,384,442	$12,125,040	6,379,486	$7,217,552	3,030,608	$3,031	$912,179	$(21,982,348)	$(132,456)

The accompanying notes are an integral part of these financial statements.

Cabochon Aesthetics, Inc.

(A Development Stage Company)

Statements of Cash Flows

For the years ended December 31, 2011 and 2012, and

for the period from inception (January 5, 2005) to December 31, 2012 and, for the nine months ended September 30, 2012 and 2013, and for the period from inception (January 5, 2005) to September 30, 2013

	2011	2012	Period from inception (January 5, 2005) to December 31, 2012	Nine months ended		Period from inception (January 5, 2005) to September 30, 2013
				September 30, 2012	September 30, 2013
				(unaudited)		(unaudited)
Cash flows from operating activities
Net income (loss)	$28,889	$(1,562,944)	$(20,683,619)	$(1,129,710)	$(1,298,729)	$(21,982,348)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation expense	245,937	186,754	939,328	140,267	12,432	951,760
Stock-based compensation expense	27,014	23,003	297,563	20,977	16,056	313,619
Amortization of debt discount	297,822	—	504,963	—	—	504,963
Accrued interest converted to Series C preferred stock	275,006	66,286	782,072	—	—	782,072
Loss on disposal of equipment	7,184	21,256	119,210	21,255	—	119,210
Gain on debt extinguishment	(2,009,195)	—	(2,009,195)	—	—	(2,009,195)
Exchange of fixed assets for rent	87,716	—	87,716	—	—	87,716
Changes in operating assets and liabilities
Prepaid expenses and other current assets	43,451	(3,305)	(15,629)	(168)	204	(15,425)
Accounts payable	(19,715)	36,780	45,248	37,049	17,715	62,963
Accrued expenses	(107,389)	97,814	101,065	94,248	48,131	149,196

Net cash used in operating activities	(1,123,280)	(1,134,356)	(19,831,278)	(816,082)	(1,204,191)	(21,035,469)

Cash flows from investing activities
Proceeds from sales of property and equipment	18,501	—	55,182	—	—	55,182
Purchase of property and equipment	(152,105)	—	(1,215,131)	—	—	(1,215,131)

Net cash used in investing activities	(133,604)	—	(1,159,949)	—	—	(1,159,949)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	2,344,913	16,062,043	1,313,458	—	16,062,043
Proceeds from issuance of convertible notes payable	948,968	—	6,104,846	—	—	6,104,846
Proceeds from issuance of common stock	—	—	70,496	—	—	70,496
Proceeds from issuance of warrants	9,490	—	21,049	—	—	21,049

Net cash provided by financing activities	958,458	2,344,913	22,258,434	1,313,458	—	22,258,434

Net increase (decrease) in cash and cash equivalents	(298,426)	1,210,557	1,267,207	497,376	(1,204,191)	63,016
Cash and cash equivalents, beginning of period	355,076	56,650	—	56,650	1,267,207	—

Cash and cash equivalents, end of period	$56,650	$1,267,207	$1,267,207	$554,026	$63,016	$63,016

Supplemental disclosures of cash flow information
Interest paid	$—	$—	$—	$—	$—	$—
Taxes paid	$—	$800	$1,583	$800	$800	$2,383
Non-cash investing and financing activities
Conversion of promissory notes into Series C preferred stock	$—	$4,872,639	$—	$4,872,639	$—	$4,872,639
Fair value of warrants issued in connection with convertible notes	$52,841	$—	$194,100	$—	$—	$194,100
Beneficial conversion feature on convertible notes	$52,841	$—	$194,100	$—	$—	$194,100

The accompanying notes are an integral part of these financial statements.

Cabochon Aesthetics, Inc.

(A Development Stage Enterprise)

Notes to Financial Statements For the years ended December 31, 2011 and 2012, and the period from January 5, 2005 (date of inception) to December 31, 2012, and for the nine months ended September 30, 2013, the period from January 5, 2005 (date of inception) to September 30, 2013, (information as of September 30, 2013 and for the nine months ended September 30, 2012 and 2013 is unaudited)

1. The Company and Basis of Presentation

Cabochon Aesthetics, Inc. (the “Company”) was incorporated in the state of Delaware on January 5, 2005. The Company is a developer and manufacturer of a precision microblade system for the minimally invasive treatment of cellulite in the office setting. The Company’s principal activities to date have involved raising capital, establishing scientific affiliations, and performing research and development. Accordingly, the Company is considered to be in the development stage at September 30, 2013.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has incurred net operating losses each year since inception. As of September 30, 2013, the Company had an accumulated deficit of approximately $22 million and has not generated positive cash flows from operations. The Company expects such losses to continue into the foreseeable future as it continues to develop and commercialize its technologies. To date, the Company has been able to fund its operations through the sale of common and preferred stock, and debt financings. If the available cash and cash equivalents are insufficient to satisfy future liquidity requirements, the Company may need to sell additional common and preferred stock or debt securities or enter into a credit facility, and the Company may require additional capital beyond currently forecasted amounts. There can be no assurance that the Company will be able to obtain additional financing on a timely basis on terms acceptable to the Company, or at all. Failure to manage discretionary expenditures or raise additional financing, as required, may adversely impact the Company’s ability to achieve its intended business objectives.

2. Summary of Significant Accounting Policies

Unaudited Interim and Inception to Date Financial Data

The accompanying balance sheet as of September 30, 2013, the statements of operations and convertible preferred stock and stockholders’ equity (deficit), and statements of cash flows for the for the nine months ended September 30, 2012 and 2013 and the period from January 5, 2005 (inception) to September 30, 2013, the statements of convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2013 and the related information contained within the notes to the financial statements are unaudited.

The interim and inception to date financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position at September 30, 2013 and results of its operations and its cash flows for the nine months ended September 30, 2012 and 2013 and the period from January 5, 2005 (inception) to September 30, 2013. The results for the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the year ending December 31, 2013 or any other interim or future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less, and so near their maturity date that there is insignificant risk of changes in value due to changes in interest rates, to be cash equivalents. Investments classified as cash equivalents are recorded at cost, which approximates fair value, and consist of money market funds and liquid reserves, which are readily convertible into cash.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company’s cash and cash equivalents are deposited with one financial institution in the United States of America. Deposits in this institution may exceed the amount of insurance provided on such deposits.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to short maturities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment is depreciated over five years. Computer equipment is depreciated or amortized over three years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease. Upon sale or retirement of the assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is recognized in the statement of operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

Research and Development Expenditures

Research and development costs are charged to operations as incurred. These amounts include direct costs and research related overhead expenses.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are “more-likely-than-not” of being sustained by the applicable tax authority.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

Other Risks and Uncertainties

To achieve profitable operations, the Company must successfully develop, manufacture, and market its products. There can be no assurance that any such products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect upon the Company’s financial results, financial position and future cash flows.

The Company’s future products may require approval from the U.S. Food and Drug Administration (“FDA”) and may require approval from certain international regulatory agencies prior to commencing commercial sales. There can be no assurance that the Company’s future products will receive any of these required approvals. If the Company was denied such approvals or such approvals were delayed, it would have a material adverse impact on the Company’s results of operations.

The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the fair value-based method in accordance with the authoritative guidance for stock-based compensation, which requires the measurement of compensation expense based on the estimated fair value of the awards on the date of grant and the recognition of the expense over the requisite service period.

The Company estimates the fair value of stock options using the Black-Scholes option-pricing model, which requires the use of the following assumptions: (i) the expected volatility of the Company’s common stock, which is based on volatility data of a group of peer companies; (ii) the expected term of the option award, which is based on the average period the stock options are expected to remain outstanding; (iii) an expected dividend yield, which is assumed to be 0% as the Company has historically not paid dividends and does not anticipate paying dividends in the foreseeable future; and (iv) a risk-free interest rate, which is based on the U.S. Treasury yield curve in effect on the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the option award.

Expenses related to share-based awards issued to non-employees are recognized in the periods those awards vest based on their then current fair value.

3. Property and Equipment

Property and equipment consisted of the following:

	December 31, 2011	December 31, 2012	September 30, 2013
Machinery and equipment	$131,303	$13,186	$13,186
Computer and office equipment	104,993	48,468	48,468
Hard tool molds	368,205	368,205	368,205
Office furniture and fixtures	1,365	—	—

	605,866	429,859	429,859
Less accumulated depreciation	(384,162)	(416,165)	(428,597)

Net property and equipment	$221,704	$13,694	$1,262

Depreciation expense was $245,937, $186,754, and $939,328 for the years ended December 31, 2011 and 2012, and for the cumulative period from January 5, 2005 (date of inception) to December 31, 2012, respectively. Depreciation expense was $140,267, $12,432, and $951,760 for the nine months ended September 30, 2012 and 2013, and for the cumulative period from January 5, 2005 (date of inception) to September 30, 2013, respectively.

4. Accrued Expenses

Accrued expensed consisted of the following:

	December 31, 2011	December 31, 2012	September 30, 2013
Accrued payroll and related expenses	$—	$13,462	$21,635
Accrued clinical costs	—	82,053	127,373
Accrued other expenses	3,251	5,550	188

Total accrued expenses	$3,251	$101,065	$149,196

5. Related Party Transactions

The Company was formed as a spin-off from The Foundry, Inc., a company which provides seed capital and management services to its related companies. Certain employees of The Foundry, Inc. serve as consultants to the Company.

In February 2005, the Company entered into a technology agreement with The Foundry, Inc. (“Technology Agreement”). Under the terms of the agreement, the Company is responsible for various expenses incurred by The Foundry, Inc. on behalf of the Company, including salaries, rent, consulting and legal fees. The total cumulative reimbursement for the period from January 5, 2005 (date of inception) to December 31, 2012 was $2,089,941, however there were no such reimbursements during the years ended December 31, 2011 and 2012. As of December 31, 2011 and 2012, the Company had no payables to The Foundry Inc. for these services. The total cumulative reimbursement for the period from January 5, 2005 (date of inception) to September 30, 2013 was $2,089,941, however there were no such reimbursements during the nine months ended September 30, 2012 and 2013. As of September 30, 2013, the Company had no payables to The Foundry Inc. for these services.

The Company paid The Foundry, Inc. $300,000 at the outset of the Technology Agreement as a refundable retainer to be reimbursed within 90 days after termination or expiration of the agreement. In January 2006, the Technology Agreement was terminated. In March 2006, the Company received $300,000 from The Foundry, Inc., in accordance with the agreement. Upon termination of the Technology Agreement, the Company entered into a technology license and royalty agreement (“Technology License and Royalty Agreement”) with The Foundry, Inc.

5. Related Party Transactions (Continued)

In December 2008, the Company terminated the Technology License and Royalty Agreement with The Foundry, Inc. and entered into an assignment and license agreement (“License Agreement”) relating to certain patents owned by The Foundry, Inc.

In 2010, the Company transferred fixed assets with a net book value of $87,716 to a sister company in exchange for free rent for the period from August 1, 2011 to January 31, 2012. See Note 7 related to The Foundry, Inc. for further discussion of this transaction.

6. Convertible Notes Payable

In March 2009, the Company issued convertible promissory notes to existing and new investors bearing interest at 6% per annum, in exchange for cash of $4,000,000.

In September 2010, the Company issued convertible promissory notes (the “Notes”) to existing and new investors in exchange for cash of $1,155,878. The Notes accrued interest at 6% per annum and had a maturity date of April 30, 2011. The principal and accrued interest were to automatically convert into preferred stock upon the closing of the next equity financing. At the option of holders, any time prior to the closing of the next round of financing, the Notes were convertible into shares of the Company’s Series B preferred stock at $2.25 per share.

In connection with these Notes, the Company issued warrants with 20% coverage of the promissory notes to purchase shares of Series B preferred stock at an exercise price per share of $2.25 or to purchase shares issued in the next equity financing at an exercise price equal to the price per share paid by other purchasers of preferred stock sold in the next equity financing.

The aggregate fair value of these warrants was estimated at $141,259 using the Black-Scholes valuation model with the following assumptions: a volatility of 61%, a contractual life of 7 years, no dividend yield, and a risk-free interest rate of 2.14%. This fair value was recorded as a debt discount and was amortized to interest expense through April 30, 2011, the maturity date of the Notes. During the years ended December 31, 2011 and 2012, and for the period from inception to December 31, 2012, the related interest expense recognized was $75,378, $0, and $141,259, respectively. During the nine months ended September 30, 2012 and 2013, and for the period from inception to September 30, 2013, the related interest expense recognized was $0, $0, and $141,259, respectively.

The Company determined that a beneficial conversion feature existed on the Notes. The intrinsic value of the beneficial conversion feature was determined to be equal to the fair value of warrants as estimated above. The beneficial conversion feature of $141,259 was expensed as interest expense immediately.

In 2011, the Company issued a second and third tranch of convertible promissory notes totaling $948,968 with the same terms as the Notes.

In connection with the Notes, the Company issued warrants with 20% coverage of promissory notes to purchase shares of Series B preferred stock at an exercise price per share of $2.25 or to purchase shares issued in the next equity financing at an exercise price equal to the price per share paid by other purchasers of preferred stock sold in the next equity financing.

The aggregate fair value of these warrants was estimated at $52,841 using the Black-Scholes valuation model with the following assumptions: a volatility of 59%, a contractual life of 7 years, no dividend yield, and a risk-free interest rate of 2.09%. This fair value was recorded as a debt discount and was amortized to interest expense through April 30, 2011, the maturity date of the Notes. During the years ended December 31, 2011 and 2012, and for the period from inception to December 31, 2012, the related interest expense recognized was $52,841, $0, and

6. Convertible Notes Payable (Continued)

$52,841, respectively. During the nine months ended September 30, 2012 and 2013, and for the period from inception to September 30, 2013, the related interest expense recognized was $0, $0, and $52,841, respectively.

The Company determined that a beneficial conversion feature existed on the Notes. The intrinsic value of the beneficial conversion feature was determined to be equal to the fair value of warrants as estimated above. The beneficial conversion feature of $52,841 was expensed as interest expense immediately.

In April 2011, the Company entered into the Note and Warrant Cancellation Agreement with one of the investors, which provided for the cancellation of Notes in the amount of $1,825,512 and accrued interest of $183,683. As a result of the cancellation, the Company recorded a gain on debt forgiveness in the amount of $2,009,194.

In March 2012, upon the closing of Series C equity financing, the Notes in the amount of $4,872,639, including accrued interest, were converted into 4,274,227 shares of Series C convertible preferred stock.

As of December 2011, December 2012, and September 30, 2013 the outstanding balance of convertible notes and accrued interest was $4,818,072, $0, and $0, respectively.

7. Commitments and Contingencies

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable.

The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

In August 2007, the Company entered into a non-cancelable operating lease for office space that expires five years from the commencement date of April 2008. Effective August 1, 2011, the operating lease was terminated. As part of the lease termination agreement, the Company incurred a loss of the remaining portion of the security deposit $65,175 as well as a cash payment of $15,000. Simultaneously with the lease cancellation, the Company transferred fixed assets with a net book value of $87,716 to a sister company owned by The Foundry, Inc. in exchange for free rent from the period from August 1, 2011 to January 31, 2012. After this date the rental agreement continues on a month-to-month basis. Rent expense for the years ended December 31, 2011 and 2012, and cumulatively for the period from January 5, 2005 (date of inception) to December 31, 2012 was $262,205, $3,000, and $1,252,830, respectively. Rent expense for the nine months ended September 30, 2012 and 2013, and cumulatively for the period from January 5, 2005 (date of inception) to September 30, 2013 was $1,500, $4,500 and $1,257,330, respectively.

The Company is not liable for any future minimum payments under operating leases as of September 30, 2013.

8. Convertible Preferred Stock and Stockholders’ Equity (deficit)

Convertible Preferred Stock

The holders of preferred stock have various rights and preferences as follows:

Voting Rights

The holders of convertible preferred stock shares are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of convertible preferred and common stock vote together as a single class, not as separate classes. Each holder of convertible preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder are convertible.

As long as at least 1,600,000 convertible preferred stock shares remain outstanding, the Company must obtain approval from a majority of the holders of the then outstanding shares of convertible preferred stockholders in order to alter or change the rights, preferences and privileges of preferred stock, change the authorized number of preferred and common stock, create a new class or series of shares having any rights, preferences or privileges superior to or on parity with any outstanding shares of convertible preferred stock, declare or pay any distribution, merge, consolidate with or implement a reorganization that would result in the transfer of 50% of the voting power of the Company, sell all or substantially all of the Company’s assets, voluntary dissolve or liquidate the Company, change the authorized number of directors.

Dividends

The holders of Series A and Series B convertible preferred stock are entitled to receive noncumulative dividends, out of any assets legally available, prior to and in preference to any declaration or payment of dividends on the common stock of the Company, at an annual rate of 8% of the original issue price or $0.60, $2.25, and $2.28 per share for Series A, Series B, and Series C convertible preferred stock, respectively, when, as, and if declared by the Board of Directors. No dividends have been declared as of December 31, 2011 and 2012, and September 30, 2013.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger, reorganization, consolidation, acquisition or sale of substantially all of the assets of the Company, or any other transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of, the holders of Series A, Series B, and Series C convertible preferred stock are entitled to receive prior to and in preference to any distribution to holders of common stock, an amount equal to $0.60, $2.25, and $2.28 per share, respectively, plus any declared but unpaid dividends on such shares. The remaining assets, if any, shall be distributed to the holders of common stock. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably among the holders of Series A, Series B, and Series C convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.

Conversion

Each share of Series A, Series B, and Series C convertible preferred stock is convertible, at the option of the holder, into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio. The initial conversion price per share for Series A, Series B, and Series C convertible preferred stock is $0.60, $2.25, and $1.14 per share, respectively. The initial conversion price is subject to adjustment from time to time.

Each share of Series A, Series B, and Series C convertible preferred stock is convertible into common stock automatically upon the earlier of (i) immediately before the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $9.00 per share (adjusted to reflect subsequent stock

8. Convertible Preferred Stock and Stockholders’ Equity (deficit) (Continued)

Convertible Preferred Stock (Continued)

dividends, stock splits, or recapitalization) and the aggregate proceeds raised equals or exceeds $30,000,000, or (ii) the Company’s receipt of a written request for such conversion from the holders of a majority of the then outstanding shares of convertible preferred stock.

Common Stock

The Company’s amended certificate of incorporation authorizes the Company to issue 30,000,000 shares of $0.001 par value common stock. The holders of common stock are also entitled to receive dividends whenever funds are legally available, as, when, and if declared by the Board of Directors. Under restricted stock purchase agreements, 2,700,000 shares were sold and are subject to vesting, monthly over a four-year period. These shares cannot be sold or transferred to another individual until vesting is complete. At December 31, 2011, December 31, 2012, and September 30, 2013, there were 0 shares of outstanding common stock subject to restriction under these agreements.

9. Stock Option Plan

In January 2005, the Company adopted the 2005 Stock Option Plan (the “Plan”) under which the Board of Directors may issue incentive and nonqualified stock options to employees, directors, and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term, and the exercise price (which cannot be less than the fair market value at the date of grant). If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of the fair market value, as determined by the Board of Directors. The exercise price of a nonqualified stock option shall not be less than 85% of the fair market value on the date of grant. A total of 2,802,270 shares have been reserved for issuance under the Plan. Options granted have a term of ten years and generally vest over a four-year period with a one-year cliff vesting.

	Shares available for grant	Number of share outstanding	Weighted average exercise price per share
Shares reserved at Plan inception	300,000	—	$—

Balance at December 31, 2005	300,000	—	$—
Additional shares reserved	1,610,000	—	$—
Options granted	(1,213,750)	1,213,750	$0.18

Balance at December 31, 2006	696,250	1,213,750	$0.18
Options granted	(153,084)	153,084	$0.35
Options exercised	—	(9,854)	$0.23
Options forfeited	395,146	(395,146)	$0.23

Balance at December 31, 2007	938,312	961,834	$0.19
Options granted	(593,976)	593,976	$0.41
Options exercised	—	(282,977)	$0.23
Options forfeited	114,151	(114,151)	$0.24

Balance at December 31, 2008	458,487	1,158,682	$0.29
Options granted	(401,432)	401,432	$0.23
Options forfeited	513,448	(513,448)	$0.22

Balance at December 31, 2009	570,503	1,046,666	$0.30
Options granted	(420,000)	420,000	$0.16

Balance at December 31, 2010	150,503	1,466,666	$0.25
Options forfeited	68,400	(68,400)	$0.24

Balance at December 31, 2011	218,903	1,398,266	$0.25
Additional shares authorized	892,270
Options granted	(235,000)	235,000	$0.07

Balance at December 31, 2012	876,173	1,633,266	$0.23
Additional shares authorized (unaudited)	500,000
Options granted (unaudited)	(1,219,387)	1,219,387	$0.07

Balance at September 30, 2013 (unaudited)	156,786	2,852,653	$0.16

Total vested and expected to vest shares		2,771,704	$0.16

9. Stock Option Plan (Continued)

The following table summarizes information with respect to stock options outstanding at September 30, 2013:

	Options outstanding		Options exercisable
Exercise price per share	Shares outstanding	Weighted average remaining contractual life (in years)	Shares exercisable	Weighted average exercise price per share
$0.06	100,000	2.27	100,000	$0.06
$0.07	1,454,387	8.85	397,028	$0.07
$0.16	385,000	6.90	330,313	$0.17
$0.23	524,090	3.05	524,090	$0.24
$0.43	389,176	4.01	389,176	$0.45

	2,852,653		1,740,606

As of December 31, 2011 and 2012, and September 30, 2013, no stock options have been exercised prior to vesting, as allowed by the Plan.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012, and for the period from January 5, 2005 (date of inception) to December 31, 2012 was $0, $0, and $54,571, respectively, representing the difference between the estimated fair values of the Company’s common stock underlying the options at the dates of exercise and the exercise prices paid. The total intrinsic value of options exercised during the nine months ended September 30, 2012 and 2013, and for the period from January 5, 2005 (date of inception) to September 30, 2013 was $0, $0, and $54,571, respectively.

Stock-Based Compensation Associated with Awards to Employees

During the years ended December 31, 2011 and 2012, and for the period from January 5, 2005 (date of inception) to December 31, 2012, the Company granted stock options to employees to purchase 0, 50,000, and 1,638,748 shares, respectively, of common stock with a weighted-average grant date fair value of $0, $0.04, and $0.19 per share, respectively. Stock-based compensation expense recognized during the years ended December 31, 2011 and 2012, and for the period from January 5, 2005 (date of inception) to December 31, 2012 was $17,963, $16,474, and $234,273, respectively.

During the nine months ended September 30, 2012 and 2013 and for the period from January 5, 2005 (date of inception) to September 30, 2013, the Company granted stock options to employees to purchase 50,000, 1,194,387, and 2,833,135 shares, respectively, of common stock with a weighted-average grant date fair value of $0.04, $0.04, and $0.14 per share, respectively. Stock-based compensation expense recognized during the nine months ended September 30, 2012 and 2013, and for the period from January 5, 2005 (date of inception) to September 30, 2013 was $20,977, $18,583 and $252,856, respectively. As of September 30, 2013, there were total unrecognized compensation costs of $29,741 related to these stock options. These costs are expected to be recognized over a period of approximately 2.2 years.

9. Stock Option Plan (Continued)

Stock-Based Compensation Associated with Awards to Employees (Continued)

The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following assumptions:

	Years ended December 31		Nine months ended September 30,		Jan. 5, 2005 (inception) to Sep. 30, 2013
	2011	2012	2012	2013
Expected volatility	N/A	59%	59%	57%	57%-67%
Risk free rate	N/A	1%	1%	1%	1.0%-5.0%
Expected term (in years)	N/A	5.27	5.27	5.62	5.27-6.08

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the options vesting term, giving consideration to the contractual terms of the awards, vesting schedules and expectations of future exercise patterns and post-vesting employee termination behavior. Given the Company’s limited operating history, the simplified method was applied to calculate the expected term. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock.

The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on management’s analysis of available historical data.

During the year ended December 31, 2011, in connection with their termination, three employees received accelerated vesting of their unvested stock options. The Company also extended an exercise period for those options. As a result of these modifications, the Company recorded an adjustment of ($30,023) to the stock-based compensation expense.

Stock-Based Compensation Associated with Awards to Non-Employees

During the years ended December 31, 2011 and 2012, and for the period from January 5, 2005 (date of inception) to December 31, 2012, the Company granted options to purchase 0, 235,000 and 407,700 shares of common stock, respectively, to consultants in exchange for services. During the nine months ended September 30, 2012 and 2013, and for the period from January 5, 2005 (date of inception) to September 30, 2013, the Company granted options to purchase 160,000, 25,000, and 427,700 shares of common stock, respectively, to consultants in exchange for services. Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered.

9. Stock Option Plan (Continued)

Stock-Based Compensation Associated with Awards to Non-Employees (Continued)

The fair value of the stock options granted to non-employees is calculated in the period in which they vest using the Black-Scholes options pricing model using the following assumptions:

	Years ended December 31,		Nine months ended September 30,		Jan. 5, 2005 (inception) to Sep. 30, 2013
	2011	2012	2012	2013
Expected volatility	60%	59%	59%	60%	57%-67%
Risk free rate	1%	1%	3%	1%	1%-5.0%
Contractual term (in years)	7.55	9.11	9.11	8.26	7.55-9.11

In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation charges of $9,051, $6,529, and $63,290 for the years ended December 31, 2011 and 2012, and cumulatively for the period from January 5, 2005 (date of inception) to December 31, 2012, respectively.

In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation charges of $5,219, ($2,527) and $60,763 for the nine months ended September 30, 2012 and 2013, and cumulatively for the period from January 5, 2005 (date of inception) to September 30, 2013, respectively.

10. Income Taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are presented below for the years ended December 31,:

	2011	2012
Net operating loss carryforwards	$4,355,010	$4,729,053
Research and development credits	674,517	698,153
Accruals and reserves	272	5,635
Stock-based compensation	43,764	46,782
Fixed assets and intangibles	2,213,155	2,419,138

Valuation allowance	(7,286,718)	(7,898,761)

Net deferred tax assets	$—	$—

Management has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding realization of such assets. The net valuation allowance decreased by approximately $115,000 during the year ended December 31, 2011 and increased by approximately $612,000 during the year ended December 31, 2012.

At December 31, 2011 and 2012, the Company had approximately $10,736,000 and $11,678,000, respectively, of federal net operating loss carryforwards available to offset future taxable income. At December 31, 2011 and 2012, the Company had approximately $12,079,000 and $13,002,000, respectively, of state net operating loss carryforwards available to offset future taxable income. The federal and state net operating loss carryforwards begin to expire in 2025 and 2016, respectively.

At December 31, 2011 and 2012, the Company had approximately $952,000 and $986,000 of federal and state research and development credit carryforwards, respectively, available to offset future taxable income. If not utilized, the federal carryforward will expire in various amounts beginning in 2025. The state research credit can be carried forward indefinitely.

10. Income Taxes (Continued)

Utilization of the net operating loss carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

The income tax provision differs from the computed using the federal statutory rate applied to income before taxes as follows:

	2011	2012
Federal income tax expense at statutory rate	34.00%	34.00%
State income tax, net of federal benefit	31.93%	6.11%
Stock compensation	20.57%	(0.34)%
Research and development credit	(52.84)%	0.86%
Nondeductible interest	355.00%	(1.44)%
Change in valuation allowance	(389.31)%	(39.16)%
Other	0.65%	(0.03)%

Effective tax rate	0.00	(0.00)%

A reconciliation of the beginning and ending balance of total unrecognized tax benefits are as follows:

	2011	2012
Balance as of January 1	$154,815	$268,391
Tax positions related to the current year:
Additions	113,576	5,100

Balance as of December 31	$268,391	$273,492

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2011 and 2012, the Company had no interest related to unrecognized tax benefits. No amounts of penalties related to unrecognized tax benefits were recognized in the provision for income taxes.

As of December 31, 2012, the total amount of unrecognized tax benefits that, if unrecognized, would affect the effective tax rate is zero. The Company does not anticipate that the existing unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company is subject to US federal and state income tax examination for calendar tax years ending 2005 through 2012. The Company is not currently under audit for any major tax jurisdictions.

11. Subsequent Events

The Company evaluated subsequent events through February 11, 2014, the date the financial statements were available to be issued.

In October 2013, the Company entered into a bridge loan agreement in an amount of up to $600,000. The Company closed the first tranche of financing and issued convertible promissory notes (the “Notes”) in the amount of $400,000. These notes bear interest at 6% per annum. The unpaid principal and accrued interest are due on the earlier of thirty days prior notice by a majority of investors or a merger or change of control transaction. These notes can be converted into Series C preferred stock at any time at a price of $1.14 per share. In the event of a qualified financing of at least $2,000,000 these notes will automatically convert into shares of

11. Subsequent Events (Continued)

the preferred stock at the price of a qualified financing. These notes will automatically convert into common shares at a price of $1.14 per share if in the event a qualified investor doesn’t participate in the second tranche closing. In the event of a non-qualified financing of less than $2,000,000, each investor may voluntarily elect to convert the Notes into the shares of preferred stock at the price of a non-qualified financing. The Notes and accrued interest of $7,627 were repaid as part of the merger, described below.

In conjunction with the bridge loan agreement, the Company amended its Certificate of Incorporation and increased the authorized shares of common stock to a total of 30,230,000 shares, increased the number of authorized shares of preferred stock to a total of 15,314,443 shares and increased the numbers of preferred shares designated as Series C preferred stock to a total of 7,230,000 shares.

On December 13, 2013, the Company signed an exclusivity agreement related to a potential transaction with Ulthera, Inc. (“Ulthera”). As part of the exclusivity agreement with Ulthera, the Company received a loan from Ulthera of $250,000 on January 7, 2014. On February 3, 2014, the Company was acquired by Ulthera for a purchase price of $20 million in an upfront payment due at the closing of the transaction, an additional $5 million in payments contingent on achievement of certain milestones and uncapped performance-based payments through 2017 tied to net sales. The loan was repaid in the closing of the acquisition. Total interest paid on the loan was $1,167.

At the January 21, 2014 board of directors (“board”) meeting, the board resolved to accelerate the vesting of certain outstanding options to permit exercise holders to exercise their options immediately prior to, and contingent upon, the closing of the merger. In the alternative, the option holder may receive a proportional share of the merger consideration paid to the stockholders of the Company for each share of capital stock subject to such options canceled as a result of the merger.

Unaudited Pro Forma Condensed Combined Financial Information

On January 22, 2014, Ulthera, Inc. (“Ulthera” or the “Company”), entered into a merger agreement with Cabochon Aesthetics, Inc. (a development stage entity), (“Cabochon”), and Gemstone Merger Corporation (“Merger Sub”) pursuant to which Cabochon was acquired by Ulthera. Upon closing of the merger, which was completed on February 3, 2014, Cabochon was merged with and into Merger Sub with Merger Sub then being merged with and into Ulthera. The separate corporate existence of Merger Sub has ceased, and Ulthera continues as the surviving corporation. The aforementioned events will herein be referred to as the “Cabochon Transaction.” The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2012 and the nine months ended September 30, 2013 and the unaudited pro forma condensed combined balance sheet as of September 30, 2013 after giving effect to the transactions and adjustments as described in the accompanying notes.

The unaudited pro forma condensed combined financial information includes Ulthera’s historical results of operations and the results of operations of Cabochon, after giving pro forma effect to the following items, which are discussed in more detail in the ensuing notes:

•	the Cabochon Transaction and the related financing (presented as “Pro Forma for Cabochon Transaction” in the unaudited pro forma condensed combined statement of operations and comprehensive loss);

•	the assumed conversion of 26,380,160 shares of convertible preferred stock into 32,657,294 shares of common stock in the event of a qualified public offering as defined in Ulthera’s amended and restated Certificate of Incorporation (“QPO”) (herein referred to as the “Pro Forma Offering,” and, together with “Pro Forma for Cabochon Transaction,” presented as “Pro Forma Ulthera” in the unaudited pro forma condensed combined financial information); and

•	the issuance of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by Ulthera (assumes no exercise of the underwriters’ option to purchase additional shares).

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 reflect the Cabochon Transaction and the Pro Forma Offering as if they both had occurred on January 1, 2012, the first day of 2012. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Cabochon Transaction and the Pro Forma Offering as if both had occurred on September 30, 2013.

The historical financial information has been adjusted to give pro forma effect to events that are directly attributable to the Cabochon Transaction and the Pro Forma Offering, have an ongoing effect on Ulthera’s statement of operations and comprehensive loss and are factually supportable. Ulthera’s unaudited pro forma condensed combined financial information and explanatory notes present how its financial statements may have appeared had the businesses actually been combined and had its capital structure reflected the above transaction as of the dates noted above. The unaudited pro forma condensed combined statement of operations and comprehensive loss shows the impact on the combined statement of operations and comprehensive loss using the acquisition method of accounting. Under the acquisition method of accounting, the total purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess purchase price over the amounts assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. In the statements and related notes, the purchase consideration has been preliminarily allocated to the assets acquired and liabilities assumed of Cabochon based upon their estimated fair values as of September 30, 2013.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The following unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to reflect the results the combined company may achieve in future periods or the historical results that would have been obtained had the above transactions been completed as of January 1, 2012 or September 30, 2013, as the case may be. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Cabochon Transaction. Furthermore, the unaudited pro forma condensed combined statement of operations and comprehensive loss does not include certain nonrecurring charges and the related tax effects which result directly from the Cabochon Transaction and the Pro Forma Offering as described in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with Ulthera’s and Cabochon’s historical financial statements and related notes included elsewhere in this prospectus.

Ulthera, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

for the Year Ended December 31, 2012

	Historical Ulthera	Historical Cabochon	Pro forma adjustment for Cabochon transaction	Notes	Pro forma for Cabochon transaction	Pro forma adjustment for offering	Notes	Pro forma Ulthera
	(in thousands, except per share amounts)
NET REVENUE	$59,386	$—	$—		$59,386	$—		$59,386
COST OF REVENUE
Cost of revenue	14,593	—	1,813	3(a)	16,406	—		16,406
Royalty expense to related party	2,484	—	—		2,484	—		2,484

Total cost of revenue	17,077	—	1,813		18,890	—		18,890

GROSS PROFIT	42,309	—	(1,813)		40,496	—		40,496

OPERATING EXPENSES:
Sales and marketing	22,281	—	—		22,281	—		22,281
General and administrative	7,386	530	—		7,916	—		7,916
Clinical and regulatory	6,705	946	—		7,651	—		7,651
Research and development	4,379	—	—		4,379	—		4,379
Research and development expense to related party	649	—	—		649	—		649

Total operating expenses	41,400	1,476	—		42,876	—		42,876

INCOME (LOSS) FROM OPERATIONS	909	(1,476)	(1,813)		(2,380)	—		(2,380)

OTHER INCOME (EXPENSE):
Interest income	1	—	—		1			1
Interest expense	(62)	(65)	(1,532)	3(b)	(1,659)	—		(1,659)
Other income (expense)	(1,287)	(21)	—		(1,308)	1,412	4(d)	104

Total other income (expense)	(1,348)	(86)	(1,532)		(2,966)	1,412	4(d)	(1,554)

LOSS BEFORE INCOME TAXES	(439)	(1,562)	(3,345)		(5,346)	1,412		(3,934)

INCOME TAX PROVISION	(185)	—	—		(185)	—		(185)

NET LOSS AND COMPREHENSIVE LOSS	$(624)	$(1,562)	$(3,345)		$(5,531)	$1,412		$(4,119)

Net loss per share
Basic	$(0.08)							$(0.10)
Diluted	$(0.08)							$(0.10)
Weighted average shares
Basic	7,396,592					32,657,294	(4)(a)	40,053,886
Diluted	7,396,592					32,657,294	(4)(a)	40,053,886

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Ulthera, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

for the Nine Months Ended September 30, 2013

	Historical Ulthera	Historical Cabochon	Pro forma adjustment for Cabochon transaction	Notes	Pro forma for Cabochon transaction	Pro forma adjustment for offering	Notes	Pro forma Ulthera
	(in thousands, except per share amounts)
NET REVENUE	$57,178	$—	$—		$57,178	$—		$57,178
COST OF REVENUE
Cost of revenue	10,736	—	1,356	3(a)	12,092	—		12,092
Royalty expense to related party	2,264	—	—		2,264	—		2,264

Total cost of revenue	13,000	—	1,356		14,356	—		14,356

GROSS PROFIT	44,178	—	(1,356)		42,822	—		42,822

OPERATING EXPENSES:
Sales and marketing	26,148	—	—		26,148	—		26,148
General and administrative	7,342	700	—		8,042	—		8,042
Clinical and regulatory	4,650	—	—		4,650	—		4,650
Research and development	3,078	600	—		3,878	—		3,878
Research and development expense to related party	1,056	—	—		856	—		856

Total operating expenses	42,274	1,300	—		43,574	—		43,574

INCOME (LOSS) FROM OPERATIONS	1,904	(1,300)	(1,356)		(752)	—		(752)

OTHER INCOME (EXPENSE):
Interest income	—	1	—		1	—		1
Interest expense	(128)	—	(1,211)	3(b)	(1,339)	—		(1,339)
Other income (expense)	(2,100)	—	—		(2,100)	2,293	4(d)	193

Total other income (expense)	(2,228)	1	(1,211)		(3,438)	2,293	4(d)	(1,145)

LOSS BEFORE INCOME TAXES	(324)	(1,299)	(2,567)		(4,190)	2,293		(1,897)

INCOME TAX BENEFIT	151	—	—		151	—		151

NET LOSS AND COMPREHENSIVE LOSS	$(173)	$(1,299)	$(2,567)		$(4,039)	$2,293		$(1,746)

Net loss per share
Basic	$(0.02)							$(0.04)
Diluted	$(0.02)							$(0.04)
Weighted average shares
Basic	8,933,360					32,657,294	(4)(a)	41,590,654
Diluted	8,933,360					32,657,294	(4)(a)	41,590,654

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Ulthera, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of September 30, 2013

	Historical Ulthera	Historical Cabochon	Pro forma adjustment for Cabochon transaction	Notes	Pro forma for Cabochon transaction	Pro forma adjustment for offering	Notes	Pro forma Ulthera
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,817	$63	$(2,108)	3(c)	$9,772	$—		$9,772
Accounts receivable—net	10,478	—	—		10,478	—		10,478
Inventories	1,660	—	—		1,660	—		1,660
Prepaid expenses	726	—	—		726	—		726
Other current assets	748	15	58	3(d)	821	—		821

Total current assets	25,429	78	(2,050)		23,457	—		23,457
Property and equipment	3,011	1	—		3,012	—		3,012
Net intangible assets	—	—	23,220	3(e)	23,220	—		23,220
Goodwill	—	—	5,047	3(f)	5,047	—		5,047
Other assets	7	—	142	3(d)	149	—		149

Total non-current assets	3,018	1	28,409		31,428	—		31,428
TOTAL	$28,447	$79	$26,359		$54,885	$—		$54,885

(continued)

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Ulthera, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of September 30, 2013

	Historical Ulthera	Historical Cabochon	Pro forma adjustment for Cabochon transaction	Notes		Pro forma for Cabochon transaction	Pro forma adjustment for offering	Notes		Pro forma Ulthera
	(in thousands)
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$2,727	$63	$—			$2,790	$—			$2,790
Due to related parties	629	—	—			629	—			629
Current portion of deferred revenue	2,266	—	—			2,266	—			2,266
Current portion of note payable	667	—	(667)	3	(h)	—	—			—
Current portion of earnout	—	—	3,289	3	(g)	3,289	—			3,289
Accrued liabilities	8,995	149	—			9,144	—			9,144

Total current liabilities	15,284	212	2,622			18,118	—			18,118

LONG-TERM DEFERRED REVENUE	769	—	—			769	—			769
LONG-TERM NOTE PAYABLE	1,178	—	18,822	3	(h)	20,000	—			20,000
EARNOUT LIABILITY	—	—	4,782	3	(g)	4,782	—			4,782
DEFERRED RENT	583	—	—			583	—			583
WARRANT LIABILITY	4,637	—	—			4,637	(4,637)	4	(b)	—

Total liabilities	22,451	212	26,226			48,889	(4,637)			44,252

COMMITMENTS AND CONTINGENCIES

CONVERTIBLE PREFERRED STOCK
Series A preferred stock	5,500	1,592	(1,592)	3	(i)	5,500	(5,500)	4	(b)	—
Series B preferred stock	23,714	12,125	(12,125)	3	(i)	23,714	(23,714)	4	(b)	—
Series C preferred stock	10,612	7,217	(7,217)	3	(i)	10,612	(10,612)	4	(b)	—

STOCKHOLDERS’ EQUITY
Common stock	9	3	(3)	3	(i)	9	35	4	(b) 4(c)	44
Treasury stock, at cost	(113)	—	—			(113)	—			(113)
Additional paid-in capital	1,835	912	(912)	3	(i)	1,835	44,428	4	(b) 4(c)	46,263
Accumulated deficit	(35,561)	(21,982)	21,982	3	(i)	(35,561)	—	4	(b)	(35,561)

Stockholders’ equity (deficit)	(33,830)	(21,067)	21,067			(33,830)	44,463			10,633

TOTAL	$28,447	$79	$26,359			$54,885	$—			$54,885

(concluded)

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Ulthera, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Pro Forma Presentation and Description of Transactions

Effective January 22, 2014, Ulthera acquired all of the assets and liabilities of Cabochon, excluding cash, in the Cabochon Transaction. The Cabochon Transaction was accounted for as a business combination and financed through the issuance of debt. The debt issuance consists of a $20 million Acquisition Term Loan (“Term Loan”), which requires the repayment of our existing note payable of $1.8 million as of September 30, 2013. For further information about the Cabochon Transaction, see the first paragraph to this section above, Note 2 below and Note 19 to Ulthera’s audited financial statements included elsewhere in this prospectus.

The historical Ulthera results of operations for the year ended December 31, 2012 are derived from its audited financial statements included elsewhere in this prospectus. The historical Ulthera results of operations data for the nine months ended September 30, 2013 and balance sheet data as of September 30, 2013 are derived from unaudited financial statements for the periods then ended also included elsewhere in this prospectus. The historical Cabochon results of operations for the year ended December 31, 2012 are derived from the Cabochon pre-combination audited financial statements included in this prospectus. The historical Cabochon results of operations for the nine months ended September 30, 2013 and summary balance sheet data as of September 30, 2013 are derived from the Cabochon pre-combination unaudited financial statements included in this prospectus.

The Cabochon Transaction will be accounted for under the acquisition method of accounting. Under the acquisition method of accounting, most of the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The pro forma statements of operations reflect the Cabochon Transaction as if it had been completed on January 1, 2012, and the pro forma balance sheet reflects the Cabochon Transaction as if it had been completed on September 30, 2013. The pro forma statements of operations, the pro forma balance sheet and these notes include pro forma adjustments based on preliminary valuations of assets and liabilities of Cabochon. These adjustments are preliminary and will be revised as additional information becomes available and as additional valuation work is performed. The final purchase price allocations will be based on estimated fair values of the assets acquired and the liabilities assumed as of the closing of the Cabochon Transaction. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed in determining the final purchase price allocations, Ulthera will apply the accounting guidance for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The fair value measurements will utilize estimates based on key assumptions in connection with the merger, including historical and current market data. The final purchase price allocation may differ materially from those presented in the statements and these notes.

The pro forma financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The pro forma impact of income taxes is immaterial for both Ulthera and Cabochon due to each of their loss positions.

2. Preliminary Estimated Acquisition Consideration and Purchase Price Allocation

The estimated acquisition consideration for Cabochon is preliminary because although the Cabochon Transaction has been completed, Ulthera is continuing to refine its fair value estimates of contingent consideration. The estimated purchase price in connection with the Cabochon Transaction consists of $20 million in an upfront payment paid at closing of the transaction, an additional $5 million in payments contingent on the achievement of certain milestones, and uncapped performance-based payments through 2017 tied to net sales.

The total preliminary estimated acquisition consideration is as follows (in thousands):

Preliminary estimated acquisition consideration
Cash consideration	$20,000
Fair value of earnout payments	8,071

Preliminary estimated acquisition consideration	$28,071

The allocation of the estimated acquisition consideration for Cabochon is preliminary because although the Cabochon Transaction has been completed, Ulthera is continuing to refine its fair value estimates of the net assets acquired. The preliminary allocation for Cabochon is based on estimates, assumptions, valuations and other studies which have not yet been finalized in order to make a definitive allocation. Accordingly, the pro forma adjustments to allocate the acquisition consideration will remain preliminary until Ulthera’s management determines the final fair values of the assets acquired, net of the liabilities assumed. The final determination of the acquisition consideration allocation is anticipated to be completed as soon as practicable. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented in the unaudited pro forma combined financial statements.

The total preliminary estimated acquisition consideration is allocated to the tangible and intangible assets and liabilities of Cabochon based on their preliminary estimated fair values as follows (in thousands):

Preliminary estimated purchase price allocation	Cabochon
Other current assets	$15
Property and equipment, net	1
Accounts payable	(63)
Accrued liabilities	(149)

Intangible assets:
Developed technology	22,860
Covenants not to compete	360
Total intangible assets	23,220
Goodwill	5,047

Preliminary estimated acquisition consideration	$28,071

Identifiable intangible assets. Preliminary fair values for the intangible assets were determined using the cost and income approach. The intangible assets identified were developed technology and covenants not to compete and will be amortized on a straight-line basis over the useful lives of 12 years and 5 years, respectively. Although Cabochon was a development stage entity, it has completed development of its primary product and received FDA marketing clearance.

Goodwill. Goodwill represents the excess of the preliminary estimated acquisition consideration over the preliminary fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets was the acquired experienced personnel, platform technology and commercial synergies that can be leveraged to enable Ulthera to build a successful combined enterprise. In accordance with accounting for goodwill methods, goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment. In the event management determines that the value of goodwill has become impaired, the Company will incur an accounting charge for the amount of the impairment during the period in which the determination is made.

3. Adjustments related to Cabochon Transaction

(a) Reflects pro forma adjustments attributable to the application of acquisition accounting to the Cabochon Transaction, resulting in a net increase in amortization expense related to amortization of fair value of intangible assets recognized in the Cabochon Transaction. Amortization expense is classified in cost of revenue, even though no revenue has yet been earned, as management has determined this best reflects the nature of the underlying intangible assets due to the fact that, they will be used in the production of finished goods. Management has assumed a weighted average useful life of 11.9 years for amortization of intangibles in determining the pro forma amortization adjustment. Amortization expense in cost of revenue was as follows (in thousands):

	Year ended December 31, 2012	Nine months ended September 30, 2013
Cost of revenue
Amortization of acquired intangibles	$1,813	$1,356

(b) In January 2014, the Company borrowed an additional $20.0 million, net of $0.2 million in financing fees, under the Acquisition Term Loan to finance the Cabochon Transaction. The pro forma adjustment affects the interest expense on this Acquisition Term Loan as if the Cabochon Transaction had occurred on January 1, 2012 and represents the incremental interest expense from the Acquisition Term Loan, with a fixed interest rate of 7.5%, and amortization of deferred financing fees as follows (in thousands):

	Year ended December 31, 2012	Nine months ended September 30, 2013
Interest expense
Interest expense on Acquisition Term Loan	$1,500	$1,244
Interest expense not incurred on existing note payable	(25)	(76)
(paid off as required by Acquisition Term Loan)
Amortization of deferred financing fees	57	43

	$1,532	$1,211

(c) The pro forma adjustments to cash are as follows (in thousands):

September 30,
2013
To reflect cash received by Ulthera from Acquisition Term Loan	$20,000
To reflect cash paid by Ulthera to Cabochon	(20,000)
To reflect cash paid to payoff existing note payable as required by Acquisition Term Loan	(1,845)
To reflect deferred financing fee paid on Acquisition Term Loan	(200)
Historical Cabochon cash not acquired	(63)

Total adjustments to cash	$(2,108)

(d) Pro forma adjustments to other current assets and to other assets reflect the current and non-current portions of the deferred financing fees of $58,000 and $142,000, respectively, paid in conjunction with the Acquisition Term Loan to be amortized.

(e) Pro forma adjustments to net intangible assets are to record the acquired fair values of items such as developed technology and covenants not to compete, as disclosed in Note 2 above.

(f) Pro forma adjustments to goodwill are to adjust for purchase consideration in excess of fair value of net assets acquired, as disclosed in Note 2 above.

(g) Pro forma adjustments to current portion of earnout liability and long-term earnout liability reflect the current and non-current portions of the milestone payments liability of $3.3 million and $4.8 million, respectively.

(h) Pro forma adjustments to current portion of note payable and long-term note payable reflect the Acquisition Term Loan used to finance the transaction of $20 million, less the required payoff of the existing note payable out of the proceeds in the amount of $1.8 million as of September 30, 2013.

(i) Pro forma adjustments to equity reflect the distribution and liquidation of the convertible preferred stock, common stock and remaining net stockholders’ equity of Cabochon.

4. Adjustments related to Initial Public Offering

(a) Pro forma net income per weighted average basic and diluted shares outstanding gives effect to the assumed conversion of 26,380,160 shares of convertible preferred stock into 32,657,294 shares of common stock, as required by the convertible preferred stock agreements in the event of a qualified public offering exceeding $30 million. Weighted average shares outstanding are as follows:

	December 31,	September 30,
	2012	2013

Shares outstanding
Basic
Ulthera weighted average number of shares outstanding	7,396,592	8,933,360
Ulthera shares to be issued for Pro Forma Offering	32,657,294	32,657,294

Pro forma weighted average number of basic common shares outstanding	40,053,886	41,590,654

Diluted
Ulthera weighted average number of shares outstanding	7,396,592	8,933,360
Ulthera shares to be issued for Pro Forma Offering	32,657,294	32,657,294

Pro forma weighted average number of diluted common shares outstanding	40,053,886	41,590,654

(b) Pro forma adjustments to stockholders’ equity represent (i) the assumed conversion of 26,380,160 shares of convertible preferred stock into 32,657,294 shares of common stock in the event of a QPO, (ii) the assumed conversion of warrants to purchase 15,873 shares of Series B preferred stock into warrants to purchase 26,192 shares of common stock, which will result in the warrants no longer being classified as a liability, (iii) the assumed conversion of the shares of Series C preferred stock issuable upon exercise of warrants to purchase 1,593,564 shares of Series C preferred stock into 1,593,564 shares of common stock, which will result in the warrants no longer being classified as a liability, and (iv) changes to additional paid-in capital as a result of these transactions.

(c) The Pro Forma Ulthera condensed combined balance sheet data as of September 30, 2013 reflects the pro forma effect of the issuance of             shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by Ulthera (assumes no exercise of the underwriters’ option to purchase additional shares and excludes any prepayment of the Acquisition Term Loan which may be paid from the net proceeds of the offering), as if these events had occurred on September 30, 2013.

(d) Pro forma adjustments reflect the reversal of the mark-to-market adjustment related to the preferred stock warrant liabilities included in other income (expense).

             Shares

Common stock

Prospectus

J.P. Morgan	Citigroup

William Blair	Canaccord Genuity

                    , 2014

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee		$11,109
FINRA filing fee		$13,438
The NASDAQ Global Market listing fee			*

Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue sky, qualification fees and expenses			*
Transfer agent fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, to be attached as Exhibit 3.2 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold from January 1, 2011 through December 31, 2013, which were not registered under the Securities Act.

1.	In January 2011, we issued an aggregate of 16,030,250 shares of our Series C preferred stock at a price per share of $0.6589 to 12 accredited investors.

2.	In February 2011, we issued an aggregate of 75,884 shares of our Series C preferred stock at a price per share of $0.6589 to 1 accredited investor.

3.	We granted stock options and stock awards to employees, directors and consultants under our 2008 Omnibus Stock and Incentive Plan covering an aggregate of 7,081,602 shares of common stock, at a weighted-average average exercise price of $0.31 per share. Of these, options covering an aggregate of 681,350 shares were cancelled without being exercised.

4.	We sold an aggregate of 4,996,903 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $669,060 upon the exercise of stock options and stock awards.

The sale and issuance of securities in the transactions described in paragraphs (1) and (2) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities in these transactions represented that they were accredited investors as defined under the Securities Act. The purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information, and appropriate legends were affixed to the stock certificates issued in such transactions.

The sales and issuances of securities in the transactions described in paragraphs (3) and (4) above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)	Financial statement schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mesa, Arizona, on February 14, 2014.

ULTHERA, INC.

By:	/s/ Matthew E. Likens
Matthew E. Likens President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Matthew E. Likens, Gregory D. Waller and Kelley Walsh, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew E. Likens Matthew E. Likens	Director, President and Chief Executive Officer (Principal Executive Officer)	February 14, 2014

/s/ Gregory D. Waller Gregory D. Waller	Chief Financial Officer (Principal Financial Officer)	February 14, 2014

/s/ Kelley Walsh Kelley Walsh	Controller (Principal Accounting Officer)	February 14, 2014

/s/ Robert F. Byrnes Robert F. Byrnes	Chairman of the Board	February 14, 2014

/s/ Ryan Drant Ryan Drant	Director	February 14, 2014

/s/ Beverly Huss Beverly Huss	Director	February 14, 2014

Signature	Title	Date

/s/ Justin Klein, M.D., J.D. Justin Klein, M.D., J.D.	Director	February 14, 2014

/s/ Ford David Porter Ford David Porter	Director	February 14, 2014

/s/ Michael H. Slayton, Ph.D. Michael H. Slayton, Ph.D.	Director	February 14, 2014

Exhibit Index

Exhibit number	Description

1.1*	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger, dated as of January 22, 2014, by and among Ulthera, Inc., Gemstone Merger Corporation, Cabochon Aesthetics, Inc. and Ben Brian, as Stockholders’ Representative.

3.1	Amended and Restated Certificate of Incorporation, as amended, currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.

3.3	Bylaws, currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.4.

4.2*	Form of Common Stock Certificate.

4.3	Second Amended and Restated Registration Rights Agreement, dated as of January 25, 2011, between Ulthera, Inc. and certain of its stockholders.

4.4	Stockholders Agreement, dated as of January 25, 2011, between Ulthera, Inc. and certain of its stockholders.

4.5	Warrant to Purchase Stock, dated as of December 16, 2009, between Ulthera, Inc. and Silicon Valley Bank.

4.6	Amendment to Warrant, dated as of January 24, 2014, between Ulthera, Inc. and SVB Financial Group.

5.1*	Opinion of Latham & Watkins LLP.

10.1*†	Third Amended and Restated License and Development Agreement, effective as of August 26, 2013, among Ulthera, Inc., Guided Therapy Systems, LLC and Ardent Sound, Inc.

10.2*†	Manufacturing Services Agreement, dated as of December 22, 2011, between Ulthera, Inc. and Jabil Circuit, Inc.

10.3*†	Letter Agreement Re: Jabil’s Transfer of Manufacturing Facility of Ulthera Products, effective January 16, 2014, between Ulthera, Inc. and Jabil Circuit, Inc.

10.4*†	Manufacturing Agreement, dated as of January 2, 2014, between Ulthera, Inc. and BIT Group Inc.

10.5	Second Amended and Restated Loan and Security Agreement, dated as of January 24, 2014, between Ulthera, Inc. and Silicon Valley Bank.

10.6	Irrevocable Standby Letter of Credit No. SVBSF007592, dated as of June 28, 2012, between Ulthera, Inc. and Silicon Valley Bank.

10.7	Office Lease, effective July 10, 2012, by and between DAZ3-Stapley, L.L.C. and Ulthera, Inc.

10.8#	Amended and Restated 2008 Omnibus Stock and Incentive Plan.

10.9*#	2014 Equity Incentive Award Plan.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Armanino LLP.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page to the Registration Statement.

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.